
10012911




SEC MAIL
RECEIVED
PROCESSING
JUN 1 7 2010
WASH. DC
SECTION

Stockholders

Annual Meeting Invitation

Notice of 2010 Annual Meeting and Proxy Statement

2010 Annual Report on Form 10-K

Power/Full Solutions

Proxy Statement and 2010 Annual Report to Stockholders

Dear Fellow Stockholder:

We are pleased to provide this Annual Report for our fiscal year ending March 31, 2010. Although our net sales and earnings declined from fiscal 2009, I am pleased with our overall performance considering the severe recession we experienced. We earned a solid net income and had strong cash flow.

Our revenue and earnings reached its lowest point of the recession in the first quarter of fiscal 2010. Our financial results have improved sequentially each of the last three quarters and our markets are clearly growing well in total. We are seeing the benefits of the actions we began to take when the recession started. We believe we implemented the right blend of cost cutting while keeping solid sales and marketing efforts and continuing new product development and the expansion of our thin-plate, pure-lead capacity.

We have a very solid base on which to continue the growth of our company. Our recent cost reduction programs ensure that much of our future volume will be produced at lower manufacturing costs than in the past. At the same time we made sure we kept up very strong marketing efforts during the recession. These efforts are now paying off in new business with customers around the world. The global economic outlook is clearly more favorable now than it was last year and we are looking forward to a solid year in fiscal 2011.

We have exited this recession a stronger company than when we entered this recession. We will maintain our strong focus on providing our customers the best possible value.

I thank our customers for their valuable business, our employees and suppliers for making our success possible, and our stockholders for their support.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached to this letter for additional information, including a reconciliation of the non-GAAP measures to the comparable GAAP measures.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this letter and proxy statement regarding EnerSys' business, which are not historical facts, are "forward-looking statements" that involves risks and uncertainties. For a discussion of such risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the Company's filings with the Securities Exchange Commission, including "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K attached to this letter. These statements speak only as of the date of this letter and proxy statement, even if subsequently made available by EnerSys on its website or otherwise. EnerSys undertakes no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this letter and proxy statement.

Annual Meeting Invitation


EnerSys
Power/Full Solutions

June 16, 2010

Dear Fellow Stockholder:

EnerSys will hold its 2010 annual meeting of stockholders (the "Annual Meeting") on Thursday, July 22, 2010, at 10:00 a.m. (Eastern Time) at our corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605. You can find directions to our corporate offices on the Investor Relations page of our website at *www.enersys.com.*

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting in person, we urge you to read these proxy materials and cast your vote on the matters that will be presented at the Annual Meeting. Stockholders of record have the option of voting by telephone, through the Internet or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Doing so will not prevent you from voting in person at the Annual Meeting.

Thank you very much for your continued interest in EnerSys.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

TABLE OF CONTENTS

ENERSYS
2366 Bernville Road
Reading, Pennsylvania 19605

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on July 22, 2010

The Proxy Statement, the Proxy Card and the Annual Report to Stockholders are available at www.enersys.com

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NOTICE IS HEREBY GIVEN that the annual meeting of stockholders (the "Annual Meeting") of EnerSys will be held on Thursday, July 22, 2010, at 10:00 a.m. (Eastern Time) at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605, for the following purposes:

(1) Proposal No. 1: To elect the three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2013 annual meeting of stockholders, or until the earlier of their resignation or their respective successors shall have been elected and qualified;

(2) Proposal No. 2: To approve, ratify and adopt the EnerSys 2010 Equity Incentive Plan;

(3) Proposal No. 3: To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2011; and

(4) To transact such other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on June 1, 2010, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. A list of these stockholders is available at the corporate offices of EnerSys and will be available at the Annual Meeting.

If you plan to attend the Annual Meeting, please bring photo identification. If your shares are held in the name of a broker or other nominee, please bring with you a letter (and a legal proxy if you wish to vote your shares) from the broker or nominee confirming your ownership as of the record date. For directions to the Annual Meeting, please contact Investor Relations by telephone at (610) 236-4040.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS OF RECORD MAY VOTE BY TELEPHONE, THROUGH THE INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. SPECIFIC INSTRUCTIONS FOR TELEPHONE AND INTERNET VOTING ARE SET FORTH ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors



Richard W. Zuidema
Executive Vice President—Administration and Secretary

Reading, Pennsylvania
June 16, 2010


EnerSys
Power/Full Solutions

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies. The Board of Directors of EnerSys is providing this Proxy Statement to solicit proxies for use at EnerSys' annual meeting of stockholders to be held at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605 on Thursday, July 22, 2010, at 10:00 a.m. (Eastern Time) or any adjournment or postponement thereof (the "Annual Meeting"). EnerSys (the "Company," "we," "our," or "us") is first delivering this Proxy Statement, the foregoing notice and the accompanying proxy card to stockholders on or about June 16, 2010.

Purpose of the Meeting. At the Annual Meeting, our stockholders will be asked to vote on the following proposals:

Proposal No. 1: To elect the three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2013 annual meeting of stockholders, or until the earlier of their resignation or their respective successors shall have been elected and qualified;

Proposal No. 2: To approve, ratify and adopt the EnerSys 2010 Equity Incentive Plan; and

Proposal No. 3: To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2011.

Record Date. Only stockholders of record at the close of business on June 1, 2010 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 49,073,161 shares of EnerSys common stock outstanding, each of which will be entitled to one vote at the Annual Meeting.

Quorum. The presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of determining the presence of a quorum.

Voting and Revocation of Proxies. Stockholders of record can choose one of the following three ways to vote:

1. By mail: Complete, sign, date and return the enclosed proxy card in the pre-paid envelope provided. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast "FOR" the election of all director nominees, "FOR" the approval, ratification and adoption of the EnerSys 2010 Equity Incentive Plan, and "FOR" the ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm.

2. By telephone: Call the toll-free telephone number on the proxy card (800-652-8683) and follow the voice prompts.

3. Through the Internet: Access the website *www.investorvote.com/ENS* and follow the instructions.

We encourage each stockholder of record to submit their proxy electronically through the Internet, if that option is available, or by telephone. Delivery of a proxy in any of the three ways listed above will not affect the right of a stockholder of record to attend the Annual Meeting and vote in person. If your shares are held in "street name" (that is, through a broker, trustee or other holder of record), you will receive a proxy card from your broker seeking instructions as to how your shares should be voted. If no voting instructions are given, your broker or nominee has discretionary authority to vote your shares on your behalf on routine matters. A "broker non-vote" results on a matter when your broker or nominee returns a proxy but does not vote on a particular proposal because it does not have discretionary authority to vote on that proposal and has not received voting instructions from you. We believe that your broker or nominee only has discretionary voting power with respect to the proposal regarding the ratification of the appointment of the independent registered public accounting firm. You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Any stockholder of record giving a proxy may revoke it by doing any of the following:

- delivering a written notice of revocation to the Secretary of EnerSys, dated later than the proxy, before the vote is taken at the Annual Meeting;
- delivering a duly executed proxy to the Secretary of EnerSys, bearing a later date (including proxy by telephone or through the Internet) before the vote is taken at the Annual Meeting; or
- voting in person at the Annual Meeting (your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to:

EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605
Attention: Richard W. Zuidema, Executive Vice President—Administration and Secretary

Required Votes. The affirmative vote of a plurality of the votes cast at the meeting is required for the election of director nominees. A properly executed proxy marked *"WITHHOLD"* with respect to the election of one or more director nominees will not be voted with respect to the director nominee or director nominees indicated.

The approval of the EnerSys 2010 Equity Incentive Plan and the ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2011, requires the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting. With respect to these matters, abstentions will have the same effect as voting against such proposal and broker non-votes, if any, will not constitute or be counted as "votes" cast for purposes of this proposal.

Attendance at the Annual Meeting. Attendance at the Annual Meeting will be limited to stockholders as of the Record Date, their authorized representatives and guests of EnerSys.

Metalmark and our Institutional Stockholders. We entered into a Securityholder Agreement, dated as of July 26, 2004, as amended (the "Securityholder Agreement"), with Metalmark Capital LLC, an independent private equity firm established in 2004 by former principals of Morgan Stanley Capital Partners to manage Morgan Stanley Capital Partners' private equity funds and to make private equity investments in a broad range of industries ("Metalmark"), certain institutional stockholders, and certain members of our senior management, which governs certain relationships among such parties. Metalmark and the Institutional

Stockholders (as defined below) may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder.

The "Institutional Stockholders" are Morgan Stanley Dean Witter Capital Partners IV, L.P. ("MSCP IV, L.P."), MSDW IV 892 Investors, L.P. ("MSCP IV 892, L.P."), and Morgan Stanley Dean Witter Capital Investors IV, L.P. ("MSCI IV, L.P.") (collectively, the "MSCP Funds"), Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., and Morgan Stanley Global Emerging Markets Private Investors, L.P. (collectively, the "MSGEM Funds"), J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, and 522 Fifth Avenue Fund, L.P. (collectively, the "J.P. Morgan Funds"), and First Plaza Group Trust and Performance Direct Investments I, L.P. f/k/a GM Capital Partners I, L.P. (collectively, the "GM Stockholders"). The MSCP Funds and the MSGEM Funds are hereinafter called, collectively, the "Morgan Stanley Funds." In January 2008, substantially all of the employees of Metalmark became employees of Citi Alternative Investments Inc., although Metalmark remains an entity owned by those individuals and continues to manage the Morgan Stanley Funds on a subadvisory basis. Two (2) of our directors, Messrs. Chung and Hoffen, are currently employees of both Metalmark and Citi Alternative Investments Inc. For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein.

The general partners of MSCI IV, L.P. are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP Funds IV, L.P. and MSCP IV 892, L.P. pursuant to a subadvisory agreement (the "Subadvisory Agreement"). In addition, under the Subadvisory Agreement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P.

PROPOSAL NO. 1

ELECTION OF THE CLASS III DIRECTOR NOMINEES OF THE BOARD OF DIRECTORS

General

Our certificate of incorporation provides that the Board of Directors shall consist of not less than three or more than eleven members, as fixed by the Board of Directors from time to time. The certificate of incorporation also divides the Board into three classes, with each class to be as nearly equal in number as possible. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires.

Our Board of Directors currently consists of eight members, divided into three classes. The classes are composed of the following directors:

Messrs. Lehman and Marlo are Class I directors, whose terms will expire at the 2011 annual meeting of stockholders;

Mr. Chung, Mr. Katsaros and Gen. Magnus, USMC (Retired) are Class II directors, whose terms will expire at the 2012 annual meeting of stockholders; and

Messrs. Craig, Hoffen and Muscari are Class III directors, whose terms will expire at the 2010 annual meeting of stockholders.

Director Nominees of the Board of Directors

Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has unanimously nominated Messrs. John D. Craig, Howard I. Hoffen and Joseph C. Muscari for election as Class III directors of EnerSys. Each of the nominees currently serves as a director of EnerSys and has consented to being named in this Proxy Statement and to serve, if elected. Each of the directors elected at the Annual Meeting will hold office until the 2013 annual meeting of stockholders or until the earlier of their resignation or their successors are duly elected and qualified. If any of the nominees become unable to accept nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the Board of Directors. Our management, however, has no present reason to believe that any Class III nominee will be unable to serve as a director, if elected.

The three director nominees who receive the highest number of votes cast at the Annual Meeting will be elected Class III directors. Shares represented by properly delivered proxies will be voted for the Class III director nominees unless otherwise specified in the proxy by the stockholder. Any stockholder who wishes to withhold authority from the proxyholders to vote for the election of director nominees or to withhold authority to vote for any individual director nominee may do so by voting his or her proxy to that effect. Stockholders cannot cumulate their votes for the election of directors. No proxy may be voted for a greater number of persons than the number of director nominees named.

Unlike previous years, brokers holding shares beneficially owned by their clients will no longer have the ability to cast votes with respect to the election of directors unless they have received instructions from the beneficial owner of the shares. **If your shares are held by a broker, it is important that you provide instructions to your broker so your vote is counted in the election of directors.**

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

BOARD OF DIRECTORS

The following table sets forth certain information with respect to our directors and the director nominees as of the date of this Proxy Statement:

Name	Age	Position with EnerSys	Year First Became Director	Term as Director will Expire(1)
John D. Craig	59	Chairman of the Board, President and Chief Executive Officer	2000	2010
Hwan-yoon F. Chung	36	Director	2006	2012
Howard I. Hoffen	46	Director	2000	2010
Arthur T. Katsaros	62	Director	2005	2012
John F. Lehman	67	Director	2004	2011
Gen. Robert Magnus, USMC (Retired)	63	Director	2008	2012
Dennis S. Marlo	67	Director	2004	2011
Joseph C. Muscari	63	Director	2008	2010

(1) Directors' terms of office are scheduled to expire at the annual meeting of stockholders to be held in the year indicated.

The principal occupation and business experience during the last five years of, and other information with respect to, each nominee for election as a director of EnerSys and of each continuing director is as follows:

John D. Craig. Mr. Craig has served as Chairman of the Board of Directors, President and Chief Executive Officer and a Director of EnerSys since November 2000. From 1998 to October 2000, he served as President and Chief Operating Officer of Yuasa, Inc., the predecessor company to EnerSys. Mr. Craig joined Yuasa in 1994. Mr. Craig received his Master of Electronics Engineering Technology degree from Arizona State University and his Bachelor of Science degree from Western Michigan University.

Mr. Craig has many years of experience in the industrial battery business. As President and Chief Executive Officer, he is intimately familiar with all aspects of our business activities. Mr. Craig's history of leadership and experience and his business background are attributes that were significant in the decision to nominate him as a member of our Board of Directors and his service as Chairman of the Board of Directors.

Hwan-yoon F. Chung. Mr. Chung has been a Director of EnerSys since February 2006. Mr. Chung has been a Principal of Metalmark Capital LLC since its inception in 2004. Prior to joining Metalmark, he was an Executive Director of Morgan Stanley Private Equity from 2002 to 2004, and Vice President of Morgan Stanley Private Equity from 2000 to 2002. Mr. Chung received his Bachelor of Arts in Philosophy from the College of Arts and Sciences of the University of Pennsylvania, and his Bachelor of Science degree in Economics from the Wharton School of Business of the University of Pennsylvania.

The financial acumen that Mr. Chung obtained through his private equity experiences were attributes important in qualifying him for service as a member of the Board of Directors.

Howard I. Hoffen. Mr. Hoffen has been a Director of EnerSys since November 2000. Mr. Hoffen is currently the Chairman, Chief Executive Officer, and a Managing Director of Metalmark Capital, an investment center of Citi Alternative Investments that is focused on private equity. Mr. Hoffen was a founding member of Metalmark Capital in 2004, and served as its Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, after having performed various roles in the private equity group since he joined Morgan Stanley in 1985. Mr. Hoffen serves as a Director of Union Drilling, Inc., which is listed on the NASDAQ Stock Market. He is also a Director of several private companies. Mr. Hoffen received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University.

Through Mr. Hoffen's experience in private equity and service on other corporate boards, he has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation and strategic planning. These attributes were significant in the decision to nominate him as a member of the Board of Directors and his services as our Lead Director.

Arthur T. Katsaros. Mr. Katsaros has been a Director of EnerSys since July 2005. Mr. Katsaros was most recently the Group Vice President—Development and Technology of Air Products and Chemicals, Inc. since 2002 and until his retirement in April 2007. From 1996 through 2002, he was Group Vice President of Engineered Systems and Operations of Air Products. Mr. Katsaros is a former Director of CDG Technology, Inc., and the current Chairman of its successor CDG Environmental, LLC, a manufacturer of supply systems for water treatment. Mr. Katsaros received a Bachelor of Science degree in Chemical Engineering from Worcester Polytechnic Institute in 1969 and a Master of Business Administration from Lehigh University in 1977. He also completed the Advanced Management Program at Harvard University's Graduate School of Business in 1992.

Mr. Katsaros' experience qualifying him for service as a member of the Board of Directors includes over fifteen years experience in executive positions with a global manufacturer, in charge of international business and operations, such as manufacturing, engineering, information technology and research and development.

John F. Lehman. Mr. Lehman has been a Director of EnerSys since the completion of our initial public offering in August 2004. Mr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been its Chairman since November 1990. Prior to founding J.F. Lehman & Company, Mr. Lehman was a Managing Director in Corporate Finance at PaineWebber Incorporated, served for six years as Secretary of the Navy, was a member of the National Security Council Staff, served as a delegate to the Mutual Balanced Force Reductions negotiations and was the Deputy Director of the Arms Control and Disarmament Agency. Mr. Lehman serves as a Director of Ball Corporation, which is listed on The New York Stock Exchange. He is the Chairman of the Board of Directors of Atlantic Marine, Inc., a private operator of construction and repair shipyards company, and a member of the Board of Directors of Drew Marine, Inc., a private technical solutions and service provider to the global marine industry, and Verisk Analytics, a private risk information provider. Mr. Lehman was a member of the National Commission on Terrorist Attacks upon the United States. He is currently a member of the National Defense Commission. He is also Chairman of the Princess Grace Foundation. Mr. Lehman received his Bachelor of Science degree from St. Joseph's University, his Bachelor of Arts and Master of Arts degrees from Cambridge University and a Doctorate from the University of Pennsylvania.

Mr. Lehman's business and government experience provide the Board of Directors with valuable insight into social, governmental and economic issues relevant to our business. This experience is important in qualifying him for service as a member of the Board of Directors.

General Robert Magnus, USMC (Retired). Gen. Magnus has been a Director of EnerSys since July 2008. Gen. Magnus served as the Assistant Commandant of the Marine Corps from 2005 to 2008. He retired from the Marine Corps in 2008 after over 38 years of distinguished service. Gen. Magnus' operational assignments included Commander, Marine Corps Air Bases Western Area and Deputy Commander, Marine Forces Pacific. Gen. Magnus' staff assignments included Chief, Logistics Readiness Center, Joint Staff; Executive Assistant to the Director of the Joint Staff; Head, Aviation Plans and Programs Branch; Assistant Deputy Chief of Staff for Aviation; Assistant Deputy Commandant for Plans, Policies, and Operations; and Deputy Commandant for Programs and Resources. Gen. Magnus also serves on the Board of Directors of Augusta Westland NA, a subsidiary of Italy's Finmeccanica and a producer of advanced helicopters, and Elbit Systems of America, a producer of defense, homeland security and commercial aviation products and solutions. Gen. Magnus received his Bachelor of Arts degree in history from the University of Virginia and his Masters in Business Administration degree from Strayer College. His formal military education included Naval Aviator Training, U.S. Marine Corps Command and Staff College, and the National War College. Gen. Magnus' personal decorations included the Distinguished Service Medal, Defense Superior Service Medal, Legion of Merit, and Navy Achievement Medal.

Gen. Magnus' experience and service qualifying him for service as a member of our Board of Directors includes his four years (2001-2005) of financial management experience with the Office of Oversight of the Marine Corps, his experience in constructing and justifying wartime budgets ranging from $14—$42 billion from 2001 to 2005, service as Chair of the Marine Corp. morale, welfare and recreation programs with direct responsibility for annual budgets of $100 million, and was second senior officer of the 240,000 active duty and Reserve Unit Marines from 2005 to 2008.

Dennis S. Marlo. Mr. Marlo has been a Director of EnerSys since the completion of our initial public offering in August 2004. Mr. Marlo served as an Executive Vice President of Sovereign Bancorp, Inc. from June 2004 through April 2009, and as Chief Risk Management Officer of Sovereign Bancorp, Inc. from April 2001 through June 2004. Mr. Marlo joined Sovereign in February 1998 as the President of the Pennsylvania Division of Sovereign Bank and was appointed Chief Financial Officer and Treasurer of Sovereign in May 1998, serving in that capacity through April 2001. Prior thereto, Mr. Marlo served as President and Chief Executive Officer of ML Bancorp Inc., a predecessor company of Sovereign, and as a partner with KPMG, LLP. Mr. Marlo is currently Chairman of the Board of Directors of the Federal Home Loan Bank of Pittsburgh, a government sponsored enterprise. He is also a member of the Board of Directors of the Lankenau Hospital Foundation, a foundation running a non-profit community hospital in Wynnewood, Pennsylvania, and Harcum College. Mr. Marlo completed the Graduate School of Community Bank Management at the University of Texas at Austin and received his Bachelor of Science degree in Accounting from La Salle University. He is a certified public accountant.

Through Mr. Marlo's extensive financial experience and other activities, he has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation and strategic planning. These experiences qualify him to service as a member of our Board of Directors, Chairman of the Audit Committee, and our Audit Committee financial expert.

Joseph C. Muscari. Mr. Muscari has been a Director of EnerSys since June 2008. Mr. Muscari has served as Chairman and Chief Executive Officer of Minerals Technologies Inc. ("MTI"), which is listed on The New York Stock Exchange, since March 2007 and as a Director of MTI since February 2005. For the prior 37 years, Mr. Muscari was employed at Alcoa Inc., where he held a number of executive positions. He served as Executive Vice President and Chief Financial Officer from January 2006 to January 2007. Mr. Muscari previously served as Executive Vice President—Alcoa and Group President, Rigid Packaging, Foil and Asia since October 2004. He had been an Executive Vice President of Alcoa since 2002, having responsibility for Alcoa's businesses in Asia and Latin America. Mr. Muscari received his Bachelor of Science degree in industrial engineering from the New Jersey Institute of Technology and his Masters in Business Administration from the University of Pittsburgh. He also holds an honorary Doctor of Law degree from Salem-Teikyo University. Mr. Muscari is also a former member of the Board of Directors of Aluminum Corporation of China.

Mr. Muscari's experience qualifying him for service as a member of our Board of Directors includes nearly forty years of combined experience with global mineral and aluminum companies with oversight of international business and operational units.

Messrs. Chung and Hoffen serve on our Board of Directors as designated by Metalmark pursuant to the Securityholder Agreement. For more information regarding our Board of Directors, see "Corporate Governance—Controlled Company Exemption" below. The Securityholder Agreement also provides that our Chief Executive Officer shall be nominated to the Board of Directors. The stockholders party to the Securityholder Agreement, including certain members of our senior management, have agreed to vote their shares of our common stock to elect these nominees for director.

CORPORATE GOVERNANCE

Independence of Directors

Our Board of Directors determined that Messrs. Katsaros, Lehman, Magnus, Marlo and Muscari are independent from EnerSys and our management under the listing standards of The New York Stock Exchange ("NYSE"). The Board considered the NYSE standards, the fact that there were no transactions or arrangements between the directors and EnerSys, other than the consideration for serving as a director, and all other relevant facts and circumstances in making these independence determinations and concluded that there were no material relationships between either of Messrs. Katsaros, Lehman, Magnus, Marlo or Muscari and EnerSys.

Messrs. Chung and Hoffen are employees of Metalmark, which, together with the other Institutional Stockholders, pursuant to the Securityholder Agreement, and through the Subadvisory Agreement, was the controlling stockholder of EnerSys until July 5, 2007. As such, the three-year period of non-affiliation required for independence from EnerSys and our management is measured from such date. Therefore, Messrs. Chung and Hoffen will become "independent" after July 5, 2010.

There are no family relationships among our directors or executive officers.

Access to Corporate Governance Documents

Our corporate governance information and materials, including our Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and Code of Business Conduct and Ethics, are available on the Investor Relations page of our website at *www.enersys.com* and any stockholder may obtain printed copies of these documents by writing to Investor Relations at: EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, by e-mail at: *investorrelations@enersys.com* or by calling Investor Relations at (610) 236-4040. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Committees of our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. Our Board of Directors, from time to time, may establish other committees.

Audit Committee

Effective as of May 19, 2009, Messrs. Marlo (Chairperson), Katsaros and Muscari serve as members of our Audit Committee. From July 25, 2008, until the resignation of Raymond E. Mabus, Jr. from the Board of Directors on May 18, 2009, our Audit Committee consisted of Messrs. Marlo (Chairperson), Mabus and Muscari. The Board of Directors has determined that Mr. Marlo is an "audit committee financial expert," as such term is defined in rules promulgated by the Securities and Exchange Commission (the "SEC") under the Exchange Act. The Board of Directors has determined that each of Messrs. Katsaros, Marlo and Muscari is independent under the NYSE listing standards and the SEC rules and regulations applicable to audit committees and is financially literate in accordance with the NYSE listing standards. Our Audit Committee held a total of eight (8) meetings in the fiscal year ended March 31, 2010, four (4) of which were in person, and four (4) of which were held telephonically.

The Audit Committee is responsible for:

- appointing, compensating and overseeing our independent registered public accounting firm ("independent auditors");
- overseeing management's fulfillment of its responsibilities for financial reporting and internal control over financial reporting; and
- overseeing the activities of our internal audit function.

For additional information, see "Audit Committee Report" herein and the Audit Committee Charter, which is available on the Investor Relations page of our website at *www.enersys.com*.

Compensation Committee

Our Compensation Committee consisted of Messrs. Lehman (Chairperson), Magnus and Muscari during fiscal year 2010. The Board of Directors has determined that Messrs. Lehman, Magnus and Muscari are each independent directors.

The Compensation Committee is responsible for:

- reviewing and approving the compensation of our Chief Executive Officer ("CEO") and the other named executive officers;
- reviewing and recommending to the Board the adoption of non-employee director compensation programs; and
- administering our equity plans and other incentive compensation plans.

More specifically, the Compensation Committee has sole authority to set the base salaries and approve equity-based and incentive-based compensation for our CEO and our other named executive officers. It engages its own independent compensation consultant, currently Frederic W. Cook & Co., Inc., to review the compensation levels of executives at our peer companies and assess total compensation and make recommendations about changes in the compensation of our executives. The Compensation Committee also considers recommendations from our CEO with respect to the base salary of our named executive officers. The Compensation Committee utilizes a similar methodology for recommending director compensation and meeting fees, which are subject to Board approval.

This Committee held a total of five (5) meetings in the fiscal year ended March 31, 2010, one (1) of which was in person, and four (4) of which were held telephonically.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee (i) was, during fiscal year 2010, or had previously been an officer or employee of EnerSys or our subsidiaries nor (ii) had any direct or indirect material interest in a transaction of EnerSys or a business relationship with EnerSys, in each case that would require disclosure under the applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation Committee or an executive officer of EnerSys, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Katsaros (Chairperson) and Gen. Magnus. Following the May 18, 2009 resignation of Raymond E. Mabus, Jr. from our Board of Directors, Metalmark, on behalf of the Institutional Stockholders, temporarily waived the requirement that this committee have at least three (3) members. The Nominating and Corporate Governance Committee is responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to our Board of Directors a set of corporate governance principles. The Committee held a total of five (5) meetings in the fiscal year ended March 31, 2010, all of which were held telephonically.

The responsibilities of the Nominating and Corporate Governance Committee include the following:

- identifying, reviewing the qualifications of, and recruiting qualified candidates for board membership;
- reviewing the continuation of each director being considered for reelection;
- making recommendations to the Board concerning the structure, composition and function of the board and its committees; and
- reviewing and assessing the adequacy of the Company's corporate governance documents.

Process for Selection of Director Nominee Candidates

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of EnerSys are that a candidate demonstrate, by significant accomplishments in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of EnerSys and have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee considers the following characteristics in reviewing director candidates:

- integrity and character;
- sound and independent judgment;
- breadth of experience;

- business acumen;
- leadership skills;
- scientific or technology expertise;
- familiarity with issues affecting global businesses in diverse industries; and
- diversity of backgrounds and experience.

In addition to these requirements, the Nominating and Corporate Governance Committee will also evaluate, in the context of the needs of the Board, whether the nominee's skills are complementary to the existing Board members' skills, and assess any material relationships with EnerSys or third parties that might adversely impact independence and objectivity, as well as such other criteria as the Nominating and Corporate Governance Committee determines to be relevant at the time. Except as described above, the Board and the Nominating and Corporate Governance Committee do not maintain a formal diversity policy. Diversity is one is one of many factors considered in the nomination of our directors.

The Nominating and Corporate Governance Committee, Committee Chairperson and/or our Chief Executive Officer interview candidates that meet the criteria, and the Nominating and Corporate Governance Committee selects candidates that best suit the Board's needs. We may from time to time hire an independent search firm to help identify and facilitate the screening and interview process of director candidates.

Stockholders may recommend qualified persons for consideration by the Nominating and Corporate Governance Committee. Stockholders making a recommendation must submit the same information as that required to be included by us in our Proxy Statement with respect to nominees of the Board of Directors. The stockholder recommendation should be submitted in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Executive Vice President—Administration and Secretary.

The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. The Nominating and Corporate Governance Committee will also review the performance as a director of any person already serving on the Board of Directors of EnerSys in determining whether to recommend that the Director be re-nominated.

Board Leadership Structure

The Board believes that the most effective leadership structure for EnerSys at this time is one with a combined Chairman and Chief Executive Officer, coupled with a non-management Lead Director. Having the CEO serve as Chairman has a number of benefits. It promotes a cohesive vision and strategy for EnerSys and strong execution ability. It helps to assure clear and direct communication to the Board of any key enterprise risks. EnerSys has found that in our industry having a combined Chairman and CEO is particularly advantageous when doing business internationally, especially with foreign customers who value unified leadership and a single ultimate executive decision maker. Finally, it facilitates our ability to respond quickly to changing business needs and customer objectives. When taken together with each director's responsibility, the Board believes that the structure is currently optimal for EnerSys.

The Board created the position of Lead Director to strengthen Board oversight. The Lead Director must be a non-management director, and, effective July 6, 2010, must be deemed independent by the Board of Directors. The Lead Director works with the Chairman to approve Board agendas and schedules, advises on the quality, quantity and timeliness of information provided by management to the Board, and acts as a liaison between the independent directors and the Chairman of the Board. The Lead Director also chairs executive sessions of the independent directors not attended by management.

The Board's Role in Risk Oversight

The Board oversees various risks potentially affecting EnerSys both directly and indirectly through its committees. EnerSys has in place a risk management program that, among other things, is designed to identify risks across EnerSys with input from each business unit and function. Material risks are identified and prioritized by management, and each prioritized risk is referred to a committee of the Board or the full Board for oversight. Members of the Board regularly review information regarding our credit, liquidity, and operations, as well as the risks associated with each. Also, the Compensation Committee periodically reviews the most important risks to EnerSys to ensure that compensation programs do not encourage excessive risk-taking.

Charters of the Committees of the Board of Directors

The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each operate pursuant to a written charter adopted by the Board of Directors. Each Committee reviews its charter at least annually. Copies of the charters are available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents."

Director Attendance at Board, Committee and Annual Meetings

Our Corporate Governance Guidelines provide that directors are expected to attend meetings of the Board and meetings of the committees on which they serve. During our fiscal year 2010, the Board of Directors met a total of five (5) times. Each director, other than Mr. Mabus, who was unable to attend a Board meeting due to a scheduling conflict prior to his resignation as a director, attended at least 75% of the total number of meetings of the Board and its committees on which the director served during the fiscal year, based on the number of such meetings held during the period for which each person served as a director or on a committee. It is our policy that directors are invited to the Annual Meeting but are not required to attend. The Chairman of the Board attended the 2009 annual meeting of stockholders.

Executive Sessions of Non-Management Directors

The Board has established a policy requiring non-management directors to meet in executive session periodically during the course of each year and has established procedures for determining which non-management director will serve as the Lead Director for these executive sessions. The Lead Director is designated by the Board of Directors. Mr. Hoffen has been designated as the Lead Director for fiscal year 2011. In addition, it is expected that at least once a year the independent directors will meet in a separate executive session.

Communications with the Board of Directors

Stockholders and other interested parties, who desire to communicate directly with any member (or all members) of the Board, any Board committee or any chair of any such committee, should submit such communication in writing addressed to the "Lead Director" or "Non-Management Directors," at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by email to the Lead Director or Non-Management Directors at *leaddirector@enersys.com*. Communications intended for the full Board of Directors may be submitted in the same manner.

Stockholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with our Audit Committee in writing addressed to the "Audit Committee Chair" at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by e-mailing the Audit Committee at *auditcommittee@enersys.com*.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Controller, as well as our other officers, directors and employees. The code is available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents." Any amendment to, or waiver from, the Code for executive officers or directors will be disclosed on the Investor Relations page of our website at *www.enersys.com.*

DIRECTOR COMPENSATION

We believe that the amounts and form of compensation and the methods used to determine compensation of our non-employee directors are important ingredients in (i) attracting and retaining directors who are independent, interested, diligent and actively involved in overseeing EnerSys' affairs and (ii) more substantially aligning the interests of our non-employee directors with the interests of our stockholders. We do not separately compensate the directors of our Board who are also employees.

Compensation Paid to Board Members

In fiscal year 2010, our Compensation Committee used Frederic W. Cook & Co., Inc., as an independent compensation consultant to the Compensation Committee, to study a peer group of companies, which peer group is the same group that the Compensation Committee used to recommend the compensation of our named executive officers as we describe on page 24, to assist the Compensation Committee in setting the compensation of our non-employee directors. Based in part on this study, the Compensation Committee recommended, and the Board approved, effective for fiscal year 2010, an annual retainer of $50,000 in cash, as well as the meeting and other fees in the amounts set forth below:

- In-person board meetings—$1,500 each
- Telephonic board meetings—$750 each
- In-person committee meetings—$1,500 each
- Telephonic committee meetings—$750 each
- Audit Committee Chairperson—$10,000 per year
- Committee (non-Audit Committee) Chairperson—$5,000 per year

Based in part on the current economic climate and the 2010 study performed by the independent compensation consultant, the Compensation Committee recommended, and the Board approved, effective following this annual meeting that there be no increase in the annual retainer of $50,000 in cash, and that the following meeting and other fees for fiscal year 2011 be as follows:

- In-person board meetings—$1,500 each
- Telephonic board meetings—$750 each
- In-person committee meetings—$1,500 each
- Telephonic committee meetings—$750 each
- Audit Committee Chairperson—$15,000 per year
- Committee (non-Audit Committee) Chairperson—$10,000 per year

Equity Compensation

Based in part on the recommendation of the compensation consultant, for fiscal year 2010, the Compensation Committee recommended, and the Board approved, an award to each non-employee director of restricted stock units, with a fair market value on August 10, 2009 (the date of the award), of $60,000 of our common stock. These restricted stock units vest on September 10, 2010. For fiscal year 2010, the Board approved an award of restricted stock units, with a fair market value on the date of the award of $60,000 of our common stock, to each non-employee director serving on the Board of Directors as of the date of the Annual Meeting. The fiscal year 2010 award will vest thirteen months from the date of award. All equity awards to non-employee directors are made through one of our stockholder approved equity compensation plans that we describe on page 27. We made these awards in accordance with our Policy on Granting Equity Awards, which we describe on page 31.

Director Deferred Compensation Plan

Under the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors, which we refer to as the "Director Plan," each non-employee director may defer receipt of all or a portion of the shares of stock payable due to vesting of the restricted stock units. Under the Director Plan, at a director's election, the shares otherwise payable, together with any dividends thereon, will be credited to a hypothetical bookkeeping account in the director's name and will be paid to the director in a lump sum at the time specified in the election or, if earlier, upon our change in control or the director's death.

Also under the Director Plan, each non-employee director may also defer receipt of all or a portion of any cash fees that are payable to the director for service on the Board. Participants may elect to allocate the deferred fees (i) into an investment account, which investment options are the same as those available to our employees under our 401(k) retirement plan, or (ii) into a stock unit account, upon which the director will be awarded stock units pursuant to one of our stockholder-approved equity compensation plans. If the director elects to allocate the deferred fees into the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the stock unit deferral account. The matching contribution will be in the form of restricted stock units and will vest quarterly over one year from the date the units are credited to the account, except that participants will automatically become 100% vested in their matching contribution upon a change in control. All stock units are payable in shares of our common stock.

The Director Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Stock Ownership Guidelines

We have implemented stock ownership guidelines under which we expect each non-employee director to beneficially own shares of our common stock with a value equal to five times the annual director retainer, not including meeting or committee chair fees, paid to such director during the previous fiscal year. The Compensation Committee will measure stock ownership on an annual basis. We expect each director to attain the investment level by May 1, 2013, or five years from the date the director first becomes a non-employee director, if later. Shares beneficially owned by the director as well as restricted stock units awarded for fiscal year 2009, 2010 and 2011, whether vested or unvested, are included in calculating ownership levels. As of May 1, 2010, each director was on target to achieve the investment level established by the stock ownership guidelines.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2010

The table set forth below summarizes the compensation that we paid to our non-employee directors for the fiscal year ended March 31, 2010. None of our non-employee directors received option awards, non-equity incentive plan compensation, pension, non-qualified deferred compensation, or any other compensation for the fiscal year ended March 31, 2010.

Name(1)	Fees Earned Paid in Cash	Stock Awards(1)(2)	Total
Hwan-yoon F. Chung	$56,750	$60,000	$116,750
Howard I. Hoffen	$55,250	$60,000	$115,250
Arthur T. Katsaros	$73,750	$60,000	$133,750
John F. Lehman	$65,500(3)	$60,000	$125,500
Gen. Robert Magnus, USMC (Retired)	$65,000	$60,000	$125,000
Dennis S. Marlo	$75,750	$60,000	$135,750
Joseph C. Muscari	$69,500	$60,000	$129,500
Former Director			
Raymond E. Mabus, Jr.(4)	$ 7,343	$ N/A	$ 7,343

(1) On March 31, 2010, each of our current non-employee directors held 2,727 unvested restricted stock units. In addition, on March 31, 2010, each of Messrs. Hoffen, Lehman, and Marlo held 5,000 vested stock options; and Mr. Katsaros held 2,500 vested stock options.

(2) We calculated these amounts using the provisions of ASC Topic 718 (formerly SFAS No. 123R). Amounts represent the aggregate grant date fair value of the restricted stock units that we awarded to each non-employee director in fiscal year 2010 as we describe above. Assumptions used in the calculation of these amounts are included in the footnotes to our audited financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K, which we filed on June 1, 2010. Pursuant to the terms of the Director Plan, which we describe above, Messrs. Katsaros, Lehman, Magnus, and Marlo each elected to defer receipt of 100% of the common stock underlying their respective restricted stock units awards that each received for fiscal year 2010.

(3) This amount was deferred by Mr. Lehman into a stock unit deferral account, pursuant to the terms of the Director Plan. Mr. Lehman received a matching contribution of 771 restricted stock units, which, under the terms of the Director Plan, vest quarterly over one year from the date of the deferral. All stock units are payable in shares of our common stock.

(4) Mr. Mabus resigned from the Board effective May 18, 2009.

PROPOSAL NO. 2

APPROVAL OF THE ENERSYS 2010 EQUITY INCENTIVE PLAN

The Board of Directors has adopted the 2010 Equity Incentive Plan, which we refer to as the 2010 EIP, and recommends it for stockholder approval. The Board believes it to be in the best interest of the Company to adopt the 2010 EIP to align our employees' and non-employee directors' interest in our success with the long-term interests of our stockholders. We are seeking your approval so that we may use the 2010 EIP to grant several types of equity awards including incentive stock options (options that enjoy favorable tax treatment under Sections 421 and 422 of the Internal Revenue Code of 1986, as amended (the "Code")), non-qualified stock options, restricted stock, restricted stock units, performance shares, stock appreciation rights, bonus shares, and other stock-based awards. The 2010 EIP will enhance our ability to grant awards that qualify for the performance-based exemption to the federal income tax deduction limits that otherwise apply to us under Code Section 162(m).

2010 EIP Description

The following is a summary of the material terms of our 2010 EIP. This description is not complete. For more information, we refer you to the full text of the 2010 EIP, which is attached as Appendix A. The 2010 EIP will be effective upon stockholder approval at this meeting.

The 2010 EIP authorizes the grant of incentive stock options, "non-qualified" (for purposes of the Code) stock options, stock appreciation rights (including tandem stock appreciation rights), restricted stock, restricted stock units, performance shares and other stock-based awards to our employees, non-employee directors and affiliates. A maximum of 2,200,000 shares of our common stock may be subject to awards under the 2010 EIP. In addition, the shares remaining to be awarded under our 2004 and 2006 EIPs (as of June 1, 2010, 147,335 and 762,030 shares, respectively) will be available for award under the 2010 EIP. The number of shares issued or reserved pursuant to the 2010 EIP, or pursuant to outstanding awards, is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends, and other dilutive changes in our common stock. Shares subject to any awards that expire without being exercised or that are forfeited or settled in cash shall again be available for future grants of awards under the 2010 EIP. Shares subject to awards that have been retained by us in payment or satisfaction of the exercise price and any applicable tax withholding obligation of an award shall not count against the limit described above, and only the number of shares delivered in the settlement of stock appreciation rights shall count against the limit. The maximum number of shares of our common stock that may be granted in connection with stock options or stock appreciation rights granted under the 2010 EIP to any participant during any calendar year shall not exceed 300,000 shares. The closing price of our common stock on the New York Stock Exchange was $21.78 on June 1, 2010.

Administration of the 2010 EIP. The 2010 EIP is administered by our Compensation Committee. The Compensation Committee has the sole discretion to determine the employees and directors to whom awards may be granted under the 2010 EIP, the manner in which such awards will vest, and other conditions applicable to such awards. Awards may be granted by the Compensation Committee to employees and directors in such numbers and at such times during the term of the 2010 EIP as the Compensation Committee shall determine, and in accordance with the Policy of Granting Equity Awards described on page 31. The Compensation Committee is authorized to interpret the 2010 EIP, to establish, amend and rescind any rules and regulations relating to the 2010 EIP and to make any other determinations that it deems necessary or desirable for the administration of the 2010 EIP. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the 2010 EIP in a manner and to the extent the Compensation Committee deems necessary and desirable. Grants under the 2010 EIP will be made in discretion of the Compensation Committee and in compliance with our Policy on Granting Equity Awards. In addition, benefits under the 2010 EIP will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants.

Options. The exercise price of options is determined in accordance with our Policy on Granting Equity Awards more fully described on page 31 of this proxy statement, and other terms for each option and whether the options are non-qualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. An option holder may exercise an option by initiating a transaction through the selected brokerage firm and payment of the exercise price in a form acceptable to the Compensation Committee, which may include: by cash, check or wire transfer; by the surrender of a number of shares of common stock already owned by the option holder for at least the minimum period required by law and to avoid any accounting charge with a fair market value equal to the exercise price; to the extent permitted by law, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased; or another method approved by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be in accordance with our Policy on Granting Equity Awards, and the Compensation Committee will determine the other terms applicable to stock appreciation rights. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to:

- the excess of the fair market value on the exercise date of one share of common stock over the exercise price, times
- the number of shares of common stock covered by the stock appreciation right.

Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Restricted Stock and Restricted Stock Units. The Compensation Committee may award restricted common stock and restricted stock units, including restricted stock units in the form of market share units. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions and/or performance criteria are not satisfied. Restricted stock unit awards result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or restricted stock units.

Other Stock-Based Awards. The Compensation Committee may grant awards of rights to purchase stock, bonus shares, phantom stock units, performance shares, and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of our common stock. These awards will be subject to terms and conditions established by the Compensation Committee.

Performance Criteria. Vesting of awards granted under the 2010 EIP may be subject to the satisfaction of one or more performance goals established by the Compensation Committee. The performance goals may vary from participant to participant, group to group, and period to period, may be based on a specified increase or decrease in any performance goal, and may be measured on an absolute or relative basis or in comparison to a peer group or other market measure. Among the performance goals that the Compensation Committee may use are the following (or any combination thereof): (a) cash flow; (b) earnings (including, without limitation, gross margin, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before taxes ("EBT"), and net earnings); (c) earnings per share; (d) growth in earnings or earnings per share; (e) stock price; (f) return on equity or average stockholders' equity; (g) total stockholder return; (h) return on capital; (i) return on assets or net assets; (j) return on investment; (k) sales, growth in sales or return on sales; (l) income or net income; (m) operating income or net operating income; (n) operating profit or net operating profit; (o) operating margin; (p) return on operating revenue; (q) economic profit, (r) market share; (s) overhead or other expense reduction; (t) net debt; (u) working capital (including components thereof); (v) growth in stockholder value relative to various indices, including, without limitation, the S&P 500 Index or the Russell 2000 Index; and (w) strategic plan development and implementation.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the 2010 EIP may not be transferred or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment, or similar process prior to vesting, other than by will or by the laws of intestacy.

Change of Control. Unless otherwise provided by the Compensation Committee, in the event of a change in control, as defined in the 2010 EIP, in which stockholders receive cash for all of their shares of our common stock:

- each unvested award under the 2010 EIP will immediately become vested, and
- each outstanding award of a participant will be cancelled and each such participant will receive cash based on the fair market value of the common stock subject to the award, less any exercise price, if any.

Unless otherwise provided by the Compensation Committee, in the event of a change in control in which stockholders do not receive cash for all of their shares of common stock:

- if, within two years after such change in control, a participant terminates employment by reason of "good reason" or we terminate such participant's employment without "cause," as such terms are defined in the 2010 EIP, such participant's shares will become vested upon such termination of employment, and
- the successor entity will assume and continue each vesting and outstanding award or will substitute an equivalent award.

Term of the 2010 EIP; Amendment and Termination. The 2010 EIP will be effective upon stockholder approval at this meeting. The 2010 EIP will terminate on May 27, 2020 (10 years from the date that the Board of Directors adopted the 2010 EIP), unless sooner terminated. The Board may amend, alter or discontinue the 2010 EIP in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted. In addition, stockholder approval is required for any amendment that would change the class of individuals eligible to participate, increase the maximum number of shares available for awards, reduce the price at which options may be granted, reduce the exercise price of any outstanding option, permit any options to be repriced, or extend the term of the 2010 EIP.

No awards have been made under the 2010 EIP.

New Plan Benefits. Because awards under the 2010 EIP are discretionary, benefits or amounts that will hereinafter be received by or allocated to our chief executive officer, the named executive officers, all current executive officers as a group, the non-employee directors as a group, and all employees who are not executive officers, are not presently determinable. We have not made any awards under the 2010 EIP that are contingent upon obtaining stockholder approval of the 2010 EIP.

Federal Income Tax Consequences of Awards

The following discussion summarizes certain federal income tax consequences of the issuance and receipt of options and other stock-based awards under the 2010 EIP under the law as in effect on the date hereof. The summary does not purport to cover all federal employment tax or other federal tax consequences that may be associated with the 2010 EIP, nor does it cover state, local, or non-U.S. taxes.

When a non-qualified stock option is granted, no income will be recognized by the option holder. When a non-qualified stock option is exercised, in general, the option holder will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the underlying common stock on the date of exercise over the exercise price multiplied by the number of shares of common stock equal to the amount of compensation income recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

A participant is not taxed on the grant or exercise of an incentive stock option (an "ISO"). The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an option holder holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the option holder's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the option holder's basis in the shares, which generally equals the exercise price. If an option holder disposes of stock acquired pursuant to exercise of an ISO before satisfying the one and two-year holding periods described above, the option holder will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the option holder's adjusted basis in the stock, usually the exercise price, or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. The balance of the consideration received on such a disposition will be long-term capital gain if the stock had been held for at least one year following exercise of the ISO and otherwise will be short-term capital gain. We are not entitled to an income tax deduction on the grant or exercise of an ISO or on the option holder's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, we will be entitled to a deduction in the year the option holder disposes of the shares in an amount equal to the ordinary income recognized by the option holder.

When a stock appreciation right is granted, no income will be recognized by the participant. When a stock appreciation right is exercised, in general, the participant will recognize ordinary compensation income equal to the cash and/or the fair market value of the shares received upon exercise. We generally are entitled to a deduction equal to the compensation income recognized by the participant.

Generally, when a restricted stock unit or a share of restricted stock is granted, no income will be recognized by the participant. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted stock, the participant generally recognizes ordinary compensation income equal to the fair market value of the shares as of the date of delivery or release. We generally are entitled to a deduction equal to the compensation income recognized by the participant.

A participant may be required to pay to us or make arrangements satisfactory to us to satisfy all federal, state and other withholding tax requirements related to awards under the 2010 EIP.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, RATIFICATION AND ADOPTION OF THE ENERSYS 2010 EQUITY INCENTIVE PLAN.

Equity Compensation Plan Information

The following table sets forth information as of June 1, 2010, regarding all of our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants, and Rights	Number of securities to be issued upon vesting of outstanding full-value share awards	Weighted Average exercise price of outstanding options, warrants and rights	Weighted Average remaining term of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a) and (b))	Total of securities reflected in columns (a), (b), and (e)	Common Stock outstanding
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
Equity Compensation Plans Approved By Stockholders	1,972,314	855,201	$18.30	4.44 years	909,365	3,736,880	
Equity Compensation Plans Not Approved By Stockholders	0	0	N/A	N/A	0	0	
Total	1,972,314	855,201	$18.30	4.44 years	909,365	3,736,880	49,073,161

(1) Includes shares issuable under the EnerSys 2004 Equity Incentive Plan and the EnerSys Amended and Restated 2006 Equity Incentive Plan. The securities available for issuance may be in the form of options, incentive stock options, restricted shares, bonus shares, stock appreciation rights, stock units, or performance shares.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of EnerSys has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2011. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the appointment.

Ernst & Young LLP conducted the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2010. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from stockholders.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS ENERSYS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2011.

AUDIT COMMITTEE REPORT

Background

The members of the Audit Committee are currently Directors Dennis S. Marlo (Chairperson), Arthur T. Katsaros and Joseph C. Muscari. For additional information relating to the members and responsibilities of the Audit Committee, see "Corporate Governance—Committees of our Board of Directors—Audit Committee."

Responsibility

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls.

The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States.

The primary responsibilities of the Audit Committee are to select, engage, and compensate our outside independent auditors and to oversee the financial reporting process on behalf of the Board. It is not the duty of the Audit Committee to prepare financial statements and related disclosures. It is also not the duty of the Audit Committee to plan or conduct audits, or to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles in the United States.

Process and Recommendation

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2010, with our management and independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles as applied in our financial reports, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with management to discuss disclosure controls and procedures and internal control over financial reporting. The Audit Committee also meets with the internal and independent auditors, with and without our management present, to discuss the results of their examinations and overall quality of our financial reporting. The Audit Committee also reviewed with our CEO and CFO their certification relating to their evaluation of our disclosure controls, the completeness and accuracy of the financial statements and other financial information contained in the Form 10-K, and the process followed by the CEO and CFO to assure the truthfulness of such certificate.

The Audit Committee also discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has discussed with the independent auditors, the auditors' independence from EnerSys and its management, including the matters in the written disclosures and letters that were received by the Audit Committee from the independent auditors as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee regarding independence. During the course of the year, the Audit Committee also reviewed and considered the compatibility of its independent auditors' performance of certain non-audit services with the maintenance of such auditors' independence.

Based on the process referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

Fees of Independent Auditors

The following table sets forth the aggregate fees for the fiscal year ended March 31, 2010, and March 31, 2009, incurred for services provided by our independent registered public accounting firm, Ernst & Young LLP.

Description of Fees	Year Ended	
	March 31, 2010	March 31, 2009
Audit Fees, including fees associated with the annual audit of EnerSys and statutory audits required internationally, the reviews of EnerSys' quarterly reports on Form 10-Q, public offerings, and for services provided in connection with the requirements of the Sarbanes-Oxley Act of 2002	$2,972,336	$3,667,400
Audit-Related Fees:		
Including fees associated with target acquisitions and general accounting consultations	$ 173,690	$ 0
Tax Fees:		
Including fees associated with income tax compliance, advice and planning	$ 396,729	$ 25,365
All Other Fees	$ 700	$ 2,000
Total	$3,543,455	$3,694,795

The Audit Committee considered whether the provision of non-audit services by our independent registered public accounting firm for the fiscal year ended March 31, 2010, was compatible with maintaining auditor independence. The Audit Committee pre-approved all fees for non-audit related services paid to our independent registered public accounting firm for fiscal years 2009 and 2010.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors.

Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the Audit Committee has received detailed information sufficient to enable the Audit Committee to pre-approve and evaluate such service. The Audit Committee may delegate pre-approval authority to one or more of its members. Any pre-approval decisions made under delegated authority must be communicated to the Audit Committee at or before the next scheduled meeting.

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2011

The Audit Committee has appointed Ernst & Young LLP to conduct the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ending March 31, 2011. EnerSys stockholders are being asked to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm at the Annual Meeting to which this Proxy Statement relates.

Audit Committee
Dennis S. Marlo, Chairperson
Arthur T. Katsaros
Joseph C. Muscari

EXECUTIVE OFFICERS

Our current executive officers, and certain information regarding them, other than Mr. Craig, whose information is included under "Board of Directors," are listed below. All data is as of June 1, 2010.

Michael J. Schmidtlein, age 49, Senior Vice President—Finance and Chief Financial Officer. Mr. Schmidtlein has served as Senior Vice President—Finance and Chief Financial Officer since February 2010. From November 2005 until February 2010, Mr. Schmidtlein was Vice President—Corporate Controller and Chief Accounting Officer. Prior thereto, Mr. Schmidtlein was the Plant Manager of our manufacturing facility in Warrensburg, Missouri. Mr. Schmidtlein joined the Energy Storage Group of Invensys plc. in 1995. Mr. Schmidtlein is a certified public accountant and received his Bachelor of Science degree in Accounting from the University of Missouri.

Raymond R. Kubis, age 56, President—Europe. Mr. Kubis has served as President—Europe, since March 2002. From October 1998 to March 2002, Mr. Kubis was Vice President, General Manager, Motive Power, for the Energy Storage Group of Invensys plc. Mr. Kubis received his Master of Business Administration degree from The Wharton School of the University of Pennsylvania and his Bachelor of Science degree in Accounting from the University of Illinois.

John A. Shea, age 47, Executive Vice President—Americas. Mr. Shea has served as Executive Vice President—Americas since February 2005. Prior thereto, Mr. Shea served as Executive Vice President—Motive Power Americas since March 2002. From November 2000 to March 2002, he served as Executive Vice President—Motive Power. He started with the Company's predecessor in 1987. Mr. Shea received his Bachelor of Arts degree in Business Administration with majors in Marketing and Human Resource Management from California State University.

Richard W. Zuidema, age 61, Executive Vice President—Administration and Secretary. Mr. Zuidema has served as Executive Vice President—Administration and Secretary since March 2002. From November 2000 until March 2002, Mr. Zuidema was Executive Vice President—Administration and International. He started with the Company's predecessor in 1998. Mr. Zuidema received his Master of Business Administration degree from the University of Buffalo and his Bachelor of Sciences degree in Business Administration and Finance from the State University of New York.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is structured and administered to support our vision, which is to be the global leader in our chosen markets for stored energy solutions, while maximizing stockholder value. We also structure the program to link executive compensation to our financial performance and, through programs that use our common stock as a compensation medium, to more closely align the interests of executive management with those of our stockholders.

In making decisions on compensation in fiscal year 2010, the Compensation Committee weighed the Company's overall performance against a most challenging economic downturn. It took into account not only our ability to weather the downturn effectively, but to make changes critical to positioning EnerSys for future long-term growth. Accordingly:

- the Company achieved above-targeted EPS and above-targeted average daily net debt goal during fiscal year 2010, permitting our named executive officers to achieve the maximum payout under the 2010 Management Incentive Plan;
- the Compensation Committee considered our financial performance, among other factors, in increasing base salaries for our named executive officers for fiscal year 2011, the first increase since fiscal year 2009;

- the Compensation Committee changed the financial performance measures for the 2011 Management Incentive Plan by measuring primary working capital percentage, rather than average daily net debt, in order to better focus on balance sheet performance and by increasing the weighting of the targeted EPS component; and
- the Compensation Committee awarded "Market Share Units" in fiscal 2011 to more closely align our named executive officers' compensation with our share price performance. Market Share Units provide the holder with the opportunity to earn between 0% and 200% of a target number of shares based on our stock price performance over three years. These awards are further described in detail below under "Long-Term Incentive Equity Compensation."

Executive Compensation Policy

We generally base our executive compensation program on the same objectives that guide us in establishing compensation programs for all our employees:

- Compensation should align the interests of higher-level employees, including executives, with the long-term interests of our stockholders through award opportunities that result in ownership of a significant amount of our common stock.
- Compensation should reward teamwork. Because our success depends on our ability to optimize our worldwide business, our compensation programs emphasize our total results rather than geographic or product line results.
- Compensation should be based on the level of job responsibility, as well as individual and corporate performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to corporate performance and stockholder returns because they are more able to affect corporate results.
- Compensation should reflect the value of the job in the marketplace. To attract and retain a skilled work force, we must remain competitive with the pay of other employers who compete with us for talent.
- Compensation should foster the long-term focus required for success in our industry. While our key employees receive a mix of both annual and longer-term incentives, employees at higher levels have an increasing proportion of their compensation tied to longer-term performance because these employees are in a position to have greater influence on longer-term results.
- To be effective motivation, performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay through contributing to our achievement of our strategic and operational goals.
- The programs and individual pay levels will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization.

Determination of Compensation

The Compensation Committee reviews each named executive officer's base pay, bonus, and equity incentive compensation annually, with the guidance of the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. The Compensation Committee takes into account a number of factors to determine the compensation for the named executive officers and to ensure that our executive compensation program is achieving its objectives. Among those are:

- *Assessment of Corporate Performance.* The Compensation Committee uses corporate performance measures in two ways. First, in establishing total compensation ranges, the Compensation Committee considers our performance within our industry using various measures, including sales growth, stock price, EBITDA, and net income. Second, as we describe in more detail below, the Compensation Committee has established specific corporate performance measures that determine the size of payments under our Management Incentive Plan.

- *Assessment of Individual Performance.* Individual performance affects the compensation of our employees, including the CEO and the other named executive officers. Beginning in fiscal year 2007, the Compensation Committee adopted a formal evaluation process for our CEO. Each member of our Board provides a written, subjective evaluation of our CEO, on an anonymous basis, covering a broad range of criteria. The evaluations are summarized and the Compensation Committee considers them in setting the CEO's compensation. For each other named executive officer, the Compensation Committee receives a recommendation from the CEO and also exercises its judgment based on the Committee's interactions with the executive officer.
- *Benchmarking.* The Compensation Committee benchmarked our compensation programs in fiscal years 2010 and 2011 with a peer group consisting of the following companies, which companies are broadly similar with respect to industry (generally, manufacturers of electrical components and equipment) and size (based on revenues and market capitalization):

Ametek, Inc.
A.O. Smith Corporation
AVX Corporation
Baldor Electric Company
C&D Technologies, Inc.
Energizer Holdings, Inc.
Exide Technologies
Franklin Electric Company, Inc.
GrafTech International Ltd.
Hubbell Incorporated
Regal - Beloit Corporation
Spectrum Brands, Inc.
Thomas & Betts Corporation
Woodward Governor Company

The Compensation Committee evaluates our compensation program versus that of the peer companies with respect to both individual pay levels as well as the structure of the program. In addition to comparisons versus the peer group, the Compensation Committee, with the assistance of the independent compensation consultant, also reviews survey data on pay levels and compensation-delivery practices for non-industry specific companies of similar size in more than 200 different industries excluding the financial services industry. The Compensation Committee uses this data primarily to ensure that our executive compensation program as a whole is competitive. Based upon the most recent comparative pay information, the total pay for our executives is in the 75th percentile range. Given that our relative total shareholder return for fiscal year 2010 was above the 75th percentile of our peer group based on comparison data and given our above–target EPS achievement and above-target average daily net goal for fiscal year 2010, the Compensation Committee believes this target percentile range for compensation is at a level consistent with our executive compensation philosophy.

Components of Executive Compensation

Our executive compensation program is comprised of base salary, annual short-term incentive opportunities in the form of cash awards based upon our fiscal year performance, long-term incentive opportunities in the form of either options to acquire our common stock, restricted common stock or restricted common stock units, or any combination thereof. As more fully described in the section entitled "Deferred Compensation Plan," certain of our executives, including the named executive officers, may elect to defer receipt of all or a portion of their cash bonuses. In addition, we generally provide the named executive officers with the same employee benefits as we provide to our other eligible U.S. employees and we also provide limited perquisites and personal benefits, as described in the footnotes following the Summary Compensation Table. Mr. Kubis receives substantially the same employee benefits as our other named executive officers, except that he, as we more completely describe in the footnotes following the Summary Compensation Table, receives an annual cost of living adjustment and certain additional perquisites to compensate him for working and living in Europe.

We do not cover our named executive officers under any defined benefit pension or supplemental executive retirement plans.

Base Salary

Base salary is the fixed element of an employee's cash compensation. The value of base salary reflects the employee's skill set and the market value of that skill set. The Compensation Committee generally considers whether each of our named executive officer's base salary should be increased based on individual performance with a view toward ensuring that the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities.

With assistance from the Compensation Committee's independent compensation consultant, the Compensation Committee annually sets the base salary of our named executive officers. The Compensation Committee solicits the CEO's recommendation with respect to the base salaries of our named executive officers.

For fiscal year 2010, the Compensation Committee considered the aforementioned factors and current macroeconomic conditions and determined that it was in the best interest of the stockholders to not increase base salaries for Mr. Craig and the other named executive officers. The Committee's decision was not reflective of the performance and achievements of Mr. Craig and the other names executive officers during fiscal year 2009.

For fiscal year 2011, the Compensation Committee considered the success of our business and the performance and achievement of Mr. Craig and the other named executive officers in the previous fiscal year and the fact that our named executive officers had not received any base salary increase since fiscal year 2009, as well as the recommendations of its independent compensation consultant, in determining the base salaries of our named executive officers.

The base salaries of Mr. Craig and each of the other named executive officers for fiscal years 2009, 2010, and 2011, are as follows:

Name	2009	2010	2011
John D. Craig	$850,000	$850,000	$875,000
Michael J. Schmidtlein	$ N/A	$300,000(1)	$300,000
Raymond R. Kubis	$487,553(2)	$513,352(3)	$529,282(4)
John A. Shea	$385,000	$385,000	$397,000
Richard W. Zuidema	$400,000	$400,000	$412,000
Michael T. Philion	$400,000	$400,000	$ N/A

(1) We increased Mr. Schmidtlein's base salary from $194,963 to $300,000, effective February 10, 2010, in connection with his promotion to Senior Vice President—Finance and Chief Financial Officer.

(2) 565,000 Swiss francs, 419,500 of which is payable in Swiss francs and has been converted to U.S. dollars at the exchange rate on March 31, 2009 ($0.8783 per Swiss franc), and $145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

(3) 565,000 Swiss francs, 419,500 of which is payable in Swiss francs and has been converted to U.S. dollars at the exchange rate on March 31, 2010 ($0.9398 per Swiss franc), and $145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc. There was no increase in the base salary of Mr. Kubis in fiscal year 2010. The change reflected in the table is solely as a result of changes in applicable exchange rates.

(4) 581,950 Swiss francs, 436,450 of which is payable in Swiss francs and has been converted to U.S. dollars at the exchange rate on March 31, 2010 ($0.9398 per Swiss franc), and $145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

Management Incentive Plan

Annually, under our Management Incentive Plan, which we refer to as the "MIP," our executives, including the named executive officers, may receive a cash bonus upon satisfaction of pre-established financial targets. Under the MIP, the Compensation Committee establishes a range of financial targets based on our Board approved corporate budget. The Compensation Committee established this annual cash bonus program to better align each participant's goals with our financial objectives for each year. Consistent with our compensation policy, individuals with greater job responsibilities have a greater portion of their total cash compensation tied to our corporate performance through the MIP.

Under the MIP, each participant has minimum, target, and maximum potential cash bonus payouts, which the Compensation Committee establishes at the beginning of each fiscal year. The Compensation Committee bases the potential payments on each participant's job responsibilities and position within our organization. The potential payouts are stated as a percentage of base salary, which percentage generally remains constant from year-to-year. In establishing the targets, significant consideration is given to our prior year's performance and budget for the upcoming year. Satisfactory individual performance is a condition to payment. In the case of our CEO and our other named executive officers other than Mr. Schmidtlein, a target bonus percentage is set forth in their respective employment agreements.

The Compensation Committee believes that these performance measures encourage participants to focus appropriately on improving both our net earnings and balance sheet strength. These performance measures are also effective motivators because they can be readily tracked and are easily understandable by the participants.

The Compensation Committee may adjust the earnings results on which bonuses under the MIP are determined to reflect the effect of certain extraordinary events. The adjustments are intended to ensure that award payments represent the underlying growth of our core business and are not artificially inflated or deflated due to extraordinary events in the applicable fiscal year. In addition, the Compensation Committee will adjust the average daily net debt goals through the application of a pre-established objective formula to reflect higher or lower than anticipated sales volume in the applicable fiscal year.

At the end of each fiscal year, the Compensation Committee, in the case of the CEO and other named executive officers, has discretion to adjust an award payout downward. The Compensation Committee did not exercise this discretion in fiscal year 2010.

Fiscal Year 2010 MIP Targets and Payout

The Compensation Committee considered the following when establishing the potential awards for fiscal year 2010:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2010 were 15%, 100%, and 200% of base salary, respectively. The other named executive officer's minimum, target, and maximum bonus targets for fiscal year 2010 are 9%, 60%, and 120% of base salary, respectively.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2010 performance measures based 70% on EPS and 30% on average net debt, which we define as total long- and short-term corporate debt and capital lease obligations minus total short-term investments. The performance measures for fiscal year 2010 were determined in connection with the approval of the fiscal year budget. The Compensation Committee believes it set the minimum, target, and maximum performance measures for fiscal year 2010 such that the performance measures are aggressive and, therefore, are reasonably difficult to attain.

Measurement	Minimum	Target	Maximum
EPS	$ 0.70	$ 0.80	$ 1.06
Average Daily Net Debt	$297.3 million	$287.3 million	$272.3 million

The bonuses paid to our CEO and other named executive officers for fiscal year 2010 were 200% and 120% of bonus target, respectively, because of above-target EPS achievement and above-target average daily net debt goal. Consistent with past practice and based on criteria established at the beginning of the performance period in accordance with the terms of the MIP as described above, the Compensation Committee adjusted the earnings results on which fiscal year 2010 bonuses were determined to eliminate the effect of items incurred in connection with the restructuring of our operations in the Americas and Europe, the bargain purchase gain in Europe, expenses related to acquisition activities, and a secondary offering. Also in accordance with the MIP, we adjusted the average daily net debt goal to reflect lower than anticipated sales volume in fiscal year 2010. We set forth the amounts paid for fiscal year 2010 performance under the MIP in the Summary Compensation Table.

Fiscal Year 2011 MIP Targets

The Compensation Committee considered the following when establishing the potential awards for fiscal year 2011:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2011 will be 15%, 100%, and 200% of base salary, respectively. The other named executive officer's minimum, target, and maximum bonus targets for fiscal year 2011 will be 9%, 60%, and 120% of base salary, respectively.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2011 performance measures based 85% on EPS and 15% on primary working capital percentage, which we define as trade accounts receivable, plus inventories, minus trade accounts payable with the net amount divided by an annualized trailing three month net sales. The Compensation Committee believes that measuring primary working capital percentage, rather than average daily net debt, better focuses our named executive officers on sustainable balance sheet performance. The performance measures for fiscal year 2011 were determined in connection with the approval of the fiscal year budget. The Compensation Committee believes it set the minimum, target, and maximum performance measures for fiscal year 2011 such that the performance measures are aggressive and, therefore, are reasonably difficult to attain.

Long-Term Equity Incentive Compensation

The Compensation Committee has the ability to make various types of equity awards under our 2004 and 2006 Equity Incentive Plans to our non-employee director and employees, including the CEO and the other named executive officers. We have generally awarded equity in the form of restricted stock units and options to purchase shares of our common stock.

- Restricted stock unit awards provide participants with shares of our common stock if the participant continues employment with us or one of our subsidiaries for the vesting period. Generally, restricted stock units that we award to employees vest ratably over a four-year period at 25% per year, and participants accrue dividend equivalent units from the date of award, if any. We award restricted stock units for two reasons. First, because we do not provide our named executive officers with the ability to participate in a defined benefit pension plan or similar program, the Compensation Committee has determined to make equity awards that are not solely dependent on the appreciation of our common stock. Second, because we provide the same types of awards to all participating employees on a worldwide basis, restricted stock units provide certain tax and other advantages to our non-U.S. employees as compared to awards of restricted stock. We amended our 2006 Equity Incentive Plan to provide for minimum vesting periods for full value equity awards such as restricted stock and restricted stock units, except with respect to our non-employee directors. Five percent of the number of shares issuable under the 2006 Equity Incentive Plan are not subject to this limitation.
- Stock options align our participants' interests with stockholders because options have value only if the stock price increases over time. Our stock options generally have 10-year terms and we grant all

options with an exercise price no less than the fair market value of our common stock on the date of grant. The Compensation Committee grants stock options from time to time in order to encourage participants to focus on long-term growth. In addition, stock options generally vest ratably over a three- or four-year period. The vesting schedule also helps keep employees focused on long-term performance. To obtain value, a participant must remain employed with us or one of our subsidiaries until the options are vested and the stock price must have appreciated above the exercise price, which is no less than the market price of our common stock on the grant date.

As noted above, equity awards for our most senior executives, including our named executive officers, were generally limited to stock options and restricted stock units. As the domestic equity market deteriorated, the Compensation Committee sought other equity-based vehicles for the purposes of aligning the interests of management and shareholders while also assisting in executive retention. To this end, the Compensation Committee, with the assistance of its compensation consultant, determined to award "Market Share Units" as part of our equity compensation program.

Market Share Units are a grant of stock units that are earned based on EnerSys stock price performance over a three-year period. At the end of the three years, the number of shares earned and paid is based on the target number of Market Share Units granted times the ratio of the stock price at the end of the three-year period to the date of grant. The maximum number of shares that can be earned is 200% of target. Thus, if the stock price goes up, the result is an increase in the shares earned, up to the earnout cap, at an increased stock price. And, conversely, if the stock price declines, the result is a decrease in the shares earned at a decreased stock price. Unlike a stock option, if the market price for our common stock falls below stock price on the date of grant, the Market Share Unit continues to retain some value, which assists with executive retention.

On May 27, 2010, the Compensation Committee approved the 2010 Equity Incentive Plan, subject to the approval of stockholders at the 2010 Annual meeting. The 2010 Equity Incentive Plan is described in further detail starting on page 15.

Fiscal Year 2010 Equity Awards

On May 8, 2009, the Compensation Committee approved equity awards to the named executive officers. The Compensation Committee determined a total value for each executive's awards based on a level that was approximately equivalent to the 75th percentile relative to the value of our competitors' long-term incentive grants for the reasons stated above. The Compensation Committee also evaluated the aggregate amount of equity compensation to be granted to all employees by comparing the value of the awards, as a percentage of our capitalization and the number of shares granted as a percent of total shares of common stock outstanding, to that of our peers. For fiscal year 2010, the Compensation Committee established a budget of 1.9% of shares of common stock outstanding. The Compensation Committee awarded Mr. Craig an equity award with a grant date value of $2,574,845, Mr. Kubis an equity award with a grant date value of $1,144,080, Mr. Zuidema an equity award with a grant date value of $938,080, Mr. Shea an equity award with a grant date value of $720,966, and Mr. Philion an equity award with a grant date value of $798,216, and each rounded down to the nearest whole share. For each of Messrs. Craig and Shea, sixty percent of the value of such named executive officer's award is in the form of stock options and forty percent is in the form of restricted stock units. Seventy-four percent of the value of Mr. Kubis' award is in the form of stock options, sixty-eight percent of the value of Mr. Zuidema's award is in the form of stock options, and sixty-two percent of the value of Mr. Philion's award is in the form of stock options. Generally, the stock options vest ratably over three years and the restricted stock units vest ratably over four years. In addition to the above named executive officers, Mr. Schmidtlein received an equity award of $162,000. The fiscal year 2010 equity awards were as follows:

Name	Number of Stock Options	Number of Restricted Stock Units	Total Value(1)
John D. Craig	179,368	66,489	$2,574,845
Michael J. Schmidtlein	0	10,000	$ 162,000
Raymond R. Kubis	132,382	18,617	$1,144,080
John A. Shea	50,224	18,617	$ 720,966
Richard W. Zuidema	92,382	18,617	$ 938,080
Michael T. Philion	65,224	18,617	$ 798,216

(1) The total value is the sum of the values of the restricted stock units and stock options determined as of May 18, 2009, the date of grant. The value of each restricted stock unit was $16.20, the closing price of our common stock on the date of grant, and the value of each stock option on that date was determined using the Black Scholes model, which assumptions and value may be different from the value that we used for financial accounting purposes.

Fiscal Year 2011 Equity Awards

On May 13, 2010, the Compensation Committee approved equity awards to the named executive officers. As in prior years, the Compensation Committee determined a total potential value for each executive's award based on a level that was approximately equivalent to the 75th percentile relative to the value of our competitors' long-term incentive grants. In evaluating the aggregate amount of equity compensation to be granted to all employees, the Compensation Committee compared the value of the awards, as a percentage of our capitalization, to the average value of the awards granted by our peer companies. The Compensation Committee awarded Mr. Craig an equity award with a grant date value of $2,700,000, and Messrs. Schmidtlein, Kubis, Shea, and Zuidema with an award with a grant date value of $600,000. Seventy-five percent of the value of each named executive officer's award is in the form of Market Share Units and twenty-five percent is in the form of restricted stock units. Awards to all other employees are in the form of one hundred percent restricted stock units. The Market Share Units provide that each named executive officer can, at the end of the three-year performance cycle, receive shares of our common stock ranging between zero and two hundred percent of the number of Market Share Units granted based on the performance of our common stock over the three-year performance period. Stock price performance is calculated using the average of the closing share prices of our common stock during the ninety (90) day periods immediately preceding the date of grant and the third anniversary of the date of grant. The restricted stock units vest ratably over four years. The fiscal year 2011 equity awards to each of the named executive officers were as follows:

Name	Number of Market Share Units	Number of Restricted Stock Units	Total Value(1)
John D. Craig	58,781	26,295	$2,700,000
Michael J. Schmidtlein	13,062	5,843	$ 600,000
Raymond R. Kubis	13,062	5,843	$ 600,000
John A. Shea	13,062	5,843	$ 600,000
Richard W. Zuidema	13,062	5,843	$ 600,000

(1) The total value is the sum of the potential award values of the Market Share Units and the value of the restricted stock units determined as of May 17, 2010, the date of grant. The value of each restricted stock unit was $25.67, the closing price of our common stock on the date of grant. The value of each Market Share Unit on that date was $34.45, as determined using the binomial lattice model, which assumptions and value may be different from the value we used for financial accounting purposes.

Deferred Compensation Plan

On May 1, 2008, the Compensation Committee adopted the EnerSys Voluntary Deferred Compensation Plan for Executives, which we refer to as the "Deferred Compensation Plan," under which participants who are among a select group of management and highly compensated employees may elect to defer receipt of all or a portion of any cash bonus payable to such participants with respect to a fiscal year. Under the Deferred Compensation Plan, which is effective April 1, 2009, each participant must make an irrevocable deferral election before the beginning of the fiscal year to which the cash bonus relates or, in the case of "performance-based compensation," on or before six months before the end of such fiscal year. Participants can elect to receive distributions of their accounts in the Deferred Compensation Plan, either in a lump sum or in installments, (i) upon their termination of employment, (ii) on a specified date, or (iii) upon a change in control.

A participant may elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return of the deferred amounts will be based. The participants' investment accounts are adjusted periodically to reflect the deemed gains and losses attributable to the deferred amounts. The specific investment options are the same investment options available to our employees under our 401(k) retirement plan. Each participant is always 100% vested in their investment accounts.

Alternatively, participants may elect to allocate the deferred amounts to a stock unit deferral account. All amounts allocated to the stock unit account are invested in restricted stock units awarded under one of our stockholder-approved equity compensation plans. If a participant elects to allocate the deferred amounts to the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the stock unit deferral account. The matching contribution will vest over three years from the last date of the fiscal year to which the amounts relate, except that participants will automatically become 100% vested in their matching contribution upon a change in control. All stock units are payable in shares of our common stock.

The Deferred Compensation Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Currently, none of our named executive officers participate in the Deferred Compensation Plan.

Employment Agreements

Prior to our initial public offering, we entered into employment agreements with each of our named executive officers, other than Mr. Schmidtlein, in order to ensure continued stability, continuity and productivity among members of our management team. Our employment agreements with the named executive officers are summarized under the heading "Employment Agreements" in this proxy statement. The severance and change-in-control provisions for the named executive officers contained in the employment agreements are summarized under the heading "Potential Payments Upon Termination or Change-In-Control" in this Proxy Statement.

Employee Benefits

We generally offer all our eligible non-unionized U.S. employees, including the named executive officers, core employee benefits coverage. The benefits include medical and dental coverage, disability insurance, life insurance, and a discount program for our products. We also make a 401(k) retirement plan available to all eligible non-unionized U.S. employees as a means to save for retirement on a tax-advantaged basis. We provide a matching contribution under the 401(k) plan to all eligible participants.

Each of our employees, including the named executive officers, partially bears the cost of certain employee benefits.

Perquisites

We provide limited perquisites and personal benefits to our named executive officers. We provide these perquisites and personal benefits in order to compete and retain executive talent. You can find information about these perquisites in the footnotes to the Summary Compensation Table.

Other Matters

Currency Conversion for Mr. Kubis

In fiscal year 2008, we paid Mr. Kubis partly in U.S. dollars, partly in Euros for the time he worked in Brussels, and partly in Swiss francs for the time he worked in Zurich. For the purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in fiscal year 2008 using the exchange rates as of March 31, 2008, of $1.5774 per Euro and $1.0058 per Swiss franc. We converted the amounts that were paid or payable to Mr. Kubis in U.S. dollars in fiscal year 2008 from Swiss francs using a fixed exchange rate of $0.8186 per Swiss franc pursuant to the terms of his employment agreement. During fiscal years 2009 and 2010, Mr. Kubis worked and lived in Zurich, Switzerland, and we paid him partly in U.S. dollars and partly in Swiss francs. For purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in Swiss francs in fiscal year 2009 to U.S. dollars using the exchange rate as of March 31, 2009, of $0.8783 per Swiss franc and we have converted the amounts of compensation that Mr. Kubis received in Swiss francs in fiscal year 2010 to U.S. dollars using the exchange rate as of March 31, 2010, of $0.9398 per Swiss franc. We converted the amounts that were paid or payable to Mr. Kubis in U.S. dollars in fiscal years 2009 and 2010 from Swiss francs using a fixed exchange rate of $0.8186 per Swiss franc pursuant to the terms of his employment agreement.

Policy on Granting Equity Awards

We have a written Policy on Granting Equity Awards. The policy provides the authority for granting awards, the procedure for granting awards, and how we determine the date of grant and exercise price, in the case of options, of such awards. The Compensation Committee has the authority to make all equity awards. In addition, within certain limitations, the Compensation Committee may delegate authority to our CEO to make awards to employees below the senior vice president level.

The exercise price of stock options is always no less than the closing price of our stock on the grant date. This procedure provides assurance that the grant dates are not being manipulated to result in a price that is favorable to us or our employees. Subject to applicable local law, the grant date for equity awards to all eligible participants, including executive officers, is on the first business day after the grant approval date that our stock trading window is open and that is not otherwise within our stock trading blackout policy.

Hedging Prohibition

We do not permit our employees to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, or zero-cost collars or forward sales contracts. We expect each employee to bear the full risks and rewards of stock ownership.

Tax Deductibility of Executive Compensation

We generally seek to maximize deductibility for tax purposes of all elements of compensation. The Compensation Committee reviews compensation arrangements in light of applicable tax provisions, including Code Sections 162(m) and 280G and may revise compensation plans and arrangements from time to time to maximize deductibility. The Compensation Committee may, however, approve compensation or compensation arrangements that do not qualify for maximum deductibility when the Compensation Committee deems it to be in our best interest. In fiscal years 2008, 2009, and 2010, no named executive officer received compensation that was not fully deductible.

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for both executives and non-employee directors effective May 1, 2008. We intend the guidelines to align the interests of executives and non-employee directors with those of the stockholders and ensure that the executives and directors responsible for overseeing operations have an ongoing financial stake in our success. The stock ownership guidelines provide that we expect our CEO to attain and maintain an investment level in stock equal to five times his annual base salary. We expect the other named executive officers to attain and maintain an investment level equal to three times their annual base salary. We expect our vice presidents to attain and maintain an investment level equal to one times their annual base salary. We describe the stock ownership guidelines for our non-employee directors under "Director Compensation." We expect that each individual attain such investment levels by May 1, 2013, or five years from the date a specified ownership level commences, if later. Shares beneficially owned by the individual and restricted stock units awarded for fiscal year 2009, 2010 and 2011, whether vested or unvested, will be included in calculating ownership levels. We will measure the ownership levels on an annual basis. As of May 1, 2010 all executives subject to the stock ownership guidelines were on target to achieve their respective investment level set forth in the guidelines.

Review of Compensation Policies and Practices

During fiscal 2010, the Company and the Compensation Committee, with the assistance of the compensation consultant, conducted a review of our compensation policies and practices, and concluded that they do not motivate imprudent risk taking. The Company's compensation policies and practices were evaluated to ensure that they do not foster risk taking above the level of risk associated with our business model. For this purpose, the Company and the Compensation Committee considered our growth and return performance, volatility and leverage; and compared them to the performance metrics, leverage, and time horizon of our compensation policies and practices. Based on this assessment, the Company concluded that it has a balanced pay and performance program and does not promote excessive risk taking.

COMPENSATION COMMITTEE REPORT

The Compensation Committee evaluates and establishes compensation for our named executive officers and oversees our equity incentive plans, the MIP, and our benefit and perquisite programs. Management has the primary responsibility for our financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 22 to 32 of this report. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, for filing with the Securities and Exchange Commission.

Compensation Committee
John F. Lehman, Chairperson
Robert Magnus
Joseph Muscari

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned in fiscal years 2008, 2009, and 2010, by our Chief Executive Officer, our former Chief Financial Officer, and our three other most highly compensated executive officers, and fiscal year 2010 for our current Chief Financial Officer. We collectively refer to these individuals as the "named executive officers." We made no discretionary bonus payments to any of our named executive officers in fiscal years 2008, 2009, or 2010, and we did not maintain any defined benefit pension arrangements, or maintain deferred compensation plans for our named executive officers effective during fiscal years 2008, 2009 or 2010; accordingly we have omitted the "Bonus" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" columns from the table.

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation	Total
John D. Craig	2010	$850,000	$1,077,122	$1,497,723	$1,700,000	$ 77,482(3)	$5,202,327
Chairman, President, Chief	2009	$850,000	$1,249,987	$1,450,647	$1,700,000	$ 89,224	$5,339,858
Executive Officer and Director	2008	$815,000	$ 754,163	$ 667,584	$1,385,500	$ 75,541	$3,697,788
Michael J. Schmidtlein	2010	$209,712	$ 162,000	$ 0	$ 196,198	$ 22,275(4)	$ 590,185
Senior Vice President-Finance and Chief Financial Officer							
Raymond R. Kubis	2010	$513,352(5)	$ 301,595	$ 842,484	$ 637,184	$233,676(6)	$2,528,291
President-Europe	2009	$487,553	$ 349,993	$ 406,178	$ 595,487	$224,214	$2,063,425
	2008	$519,303	$ 161,038	$ 142,544	$ 561,139	$306,944	$1,690,968
John A. Shea	2010	$385,000	$ 301,595	$ 419,370	$ $462,000	$ 29,145(7)	$1,597,110
Executive Vice President-	2009	$385,000	$ 349,993	$ 406,178	$ 462,000	$ 29,518	$1,632,689
Americas	2008	$367,000	$ 161,038	$ 142,544	$ 374,340	$ 27,919	$1,072,841
Richard W. Zuidema	2010	$400,000	$ 301,595	$ 636,484	$ 480,000	$ 29,989(8)	$1,848,068
Executive Vice President-	2009	$400,000	$ 349,993	$ 406,178	$ 480,000	$ 33,979	$1,670,150
Administration and Secretary	2008	$378,000	$ 161,038	$ 142,544	$ 282,596	$ 26,080	$ 990,258
Michael T. Philion	2010	$325,834	$ 301,595	$ 496,620	$ 311,000	$ 26,134(9)	$1,461,183
Former Executive Vice	2009	$400,000	$ 349,993	$ 406,178	$ 480,000	$ 35,392	$1,671,563
President- Finance and Chief Financial Officer	2008	$377,000	$ 161,038	$ 142,544	$ 384,540	$ 34,256	$1,099,378

(1) We calculated these amounts using the provisions of ASC Topic 718 (formerly SFAS No. 123R). Amounts represent the aggregate grant date fair value of the applicable awards. See "Note 16 Share-Based Payments—Stock Option, Restricted Stock and Other Stock Awards" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2008, 2009, and 2010, for the assumptions made in calculating these amounts.

(2) Represents annual incentive amounts paid to the named individuals under the MIP. We discuss the MIP in further detail in the section entitled "Management Incentive Plan."

(3) Consists of our 401(k) plan contributions in the amount of $12,084; life and disability insurance premiums in the amount of $38,237; personal use of company-provided automobile in the amount of $20,839; spousal travel expenses and club membership dues.

(4) Consists of our 401(k) plan contributions in the amount of $10,267 and personal use of company-provided automobile in the amount of $12,009.

(5) 565,000 Swiss francs, 419,500 of which is payable in Swiss francs and has been converted to U.S. dollars at $0.9398 per Swiss franc, and 145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

(6) Consists of our 401(k) plan contributions in the amount of $12,250; tax preparation and planning fees in the amount of $34,274; premiums for personal injury insurance; personal use of the company-provided automobile in the amount of $19,494; family travel expenses in the amount of $13,409; housing allowance of $66,310; and cost of living adjustment in the amount of $84,951. All amounts have been converted from Swiss francs to U.S. dollars at $0.9398 per Swiss franc.

(7) Consists of our 401(k) plan contributions in the amount of $12,180; personal use of company-provided automobile in the amount of $14,222; and spousal travel expenses.
(8) Consists of our 401(k) plan contributions in the amount of $12,098; personal use of company-provided automobile in the amount of $15,859; and spousal travel expenses.
(9) Consists of our 401(k) plan contributions; personal use of company-provided automobile in the amount of $14,104; and club membership dues.

Employment Agreements

Employment Agreement with Mr. Craig

We entered into an employment agreement with Mr. Craig on November 9, 2000. Mr. Craig's employment agreement is for a three-year term that is automatically extended on a daily basis to continue for three years from the date of such extension. Mr. Craig's employment agreement provides that we will nominate and use our best efforts to cause our stockholders to elect him as a director and as Chairman of the Board.

Mr. Craig's employment agreement also provides that he may not compete with our business or solicit any of our customers or employees for three years following termination of his employment. Under his employment agreement and contingent upon meeting goals that the Compensation Committee will establish, Mr. Craig is entitled to an annual target bonus of up to 100% of his base salary. See "Potential Payments upon Termination or Change in Control" for information about our obligations under Mr. Craig's employment agreement to provide certain payments to him upon his termination of employment.

Agreements with Mr. Kubis

On January 8, 2002, we entered into a directorship agreement and a managing directorship agreement with Mr. Kubis with respect to his services as President-Europe. These directorship agreements were for two-year terms that we could extend at our option. We terminated these agreements effective June 30, 2007, in connection with the relocation of our European headquarters to Zurich, Switzerland from Brussels, Belgium. As a result of this change, Mr. Kubis relocated to Zurich from Brussels and is now employed by our Swiss subsidiary, EH Europe GmbH, pursuant to a new employment agreement dated as of July 1, 2007. The new employment agreement is not for a specific term and provides that either party can terminate the agreement at any time, subject to the statutory notice requirement applicable to employers in Switzerland, and generally provides that Mr. Kubis may not compete with our business or solicit any of our employees for at least two years following termination of his employment.

Under his new employment agreement and contingent upon meeting goals established by the Compensation Committee, Mr. Kubis is entitled to an annual target bonus of up to 60% of his base salary. The employment agreement provides that Mr. Kubis is entitled to:

- the use of a company car or a car allowance;
- receive reimbursement for certain expenses that Mr. Kubis incurs as a result of being located outside of the United States, including reimbursement of school tuition for his children;
- air travel to and from the United States for Mr. Kubis and his spouse and children;
- tax preparation and consulting services;
- premium for personal injury insurance;
- a housing allowance;
- certain cost of living adjustments; and
- income tax indemnification for any taxes paid by Mr. Kubis in excess of 30% of his total compensation.

See “Potential Payments upon Termination or Change in Control” for information about our obligations under Mr. Kubis’ employment agreement to provide certain payments to him upon his termination of employment.

Employment Agreements with Messrs. Shea and Zuidema

We entered into employment agreements with each of Messrs. Shea and Zuidema on November 9, 2000. Each of the agreements is substantially the same. Each employment agreement is for a two-year term that automatically extends on a daily basis to continue for two years from the date of such extension. These employment agreements provide generally that the executives may not compete with our business or solicit any of our customers or employees for two years following termination of employment. Under their respective employment agreements and contingent upon meeting goals established by the Compensation Committee, each of Messrs. Shea and Zuidema are entitled to an annual target bonus of up to 60% of their respective base salaries. See “Potential Payments upon Termination or Change in Control” for information about our obligations under our employment agreements with each of Messrs. Shea and Zuidema to provide certain payments to them upon their respective terminations of employment.

Consulting and Separation Agreement with Mr. Philion

On November 23, 2009, we entered into a Consulting and Separation Agreement with Michael T. Philion, our former Chief Financial Officer, in connection with Mr. Philion’s resignation and retirement. The Consulting and Separation Agreement provided, among other things, that:

- Mr. Philion resigned as our Chief Financial Officer effective November 23, 2009;
- Mr. Philion’s employment agreement, dated November 9, 2000, was terminated; and
- Mr. Philion will provide consulting services for six months from November 23, 2009.

Under the Consulting and Separation Agreement, Mr. Philion received or will receive:

- six monthly installment payments of $16,666.67 for consulting services;
- 18 monthly installment payments of $16,666.67 for the execution of a release of claims and agreeing to be bound by certain non-disclosure, non-competition, non-solicitation, non-disparagement, and cooperation covenants;
- a pro-rata payment from our annual incentive plan equal to approximately 65% of the payment Mr. Philion would have received had he remained employed with us through the end of the 2010 fiscal year; and
- reimbursement of COBRA premiums for Mr. Philion and his dependents until the earlier of 18 months following November 23, 2009, or the date he becomes eligible to participate in a comparable plan of a subsequent employer.

Under the Consulting and Separation Agreement, we also agreed to waive the otherwise applicable lapse provisions of Mr. Philion’s outstanding and vested stock options and permit their exercise until a date which is the earlier of the expiration of the term of such stock options or 180 days following November 23, 2009. In connection with such waiver, Mr. Philion agreed not to exercise such stock options until at least 120 days after November 23, 2009.

Under the Consulting and Separation Agreement, Mr. Philion forfeited approximately $865,000 in value of certain existing unvested restricted stock awards and approximately $560,000 in value of certain existing unvested stock option awards, based on a $24.01 stock price.

Pursuant to the terms of the Consulting and Separation Agreement, Mr. Philion is prohibited from competing with us or soliciting any of our clients and customers for two years following November 23, 2009. In addition, Mr. Philion has agreed not to disclose any of our confidential information or disparage us in any way. Mr. Philion has also agreed to cooperate with us in connection with any audits, reviews, investigations, or proceedings related to his employment with us.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2010

Name	Grant Date	Committee Action Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards(3)
			Threshold	Target	Maximum				
John D. Craig			$127,500	$850,000	$1,700,000				
	5/18/09	5/01/09					179,368	$16.20	$1,497,723
	5/18/09	5/01/09				66,489			$1,077,122
Michael J. Schmidtlein			$ 14,715	$ 98,099	$ 196,198				
	5/18/09	5/01/09				10,000			$ 162,000
Raymond R. Kubis			$ 46,202	$308,011	$ 616,023				
	5/18/09	5/01/09					82,158	$16.24	$ 423,114
	5/18/09	5/01/09					50,224	$16.20	$ 419,370
	5/18/09	5/01/09				18,617			$ 301,595
John A. Shea			$ 34,650	$231,000	$ 462,000				
	5/18/09	5/01/09					50,224	$16.20	$ 419,370
	5/18/09	5/01/09				18,617			$ 301,595
Richard W. Zuidema			$ 36,000	$240,000	$ 480,000				
	5/18/09	5/01/09					42,158	$16.24	$ 217,114
	5/18/09	5/01/09					50,224	$16.20	$ 419,370
	5/18/09	5/01/09				18,617			$ 301,595
Michael T. Philion			$ 36,000	$240,000	$ 480,000				
	5/18/09	5/01/09					15,000	$16.24	$ 77,250
	5/18/09	5/01/09					50,224	$16.20	$ 419,370
	5/18/09	5/01/09				18,617			$ 301,595

(1) We made all equity awards to the named executive officers in fiscal year 2010 in accordance with our Policy on Granting Equity Awards, which we describe on page 31.

(2) The amounts shown in the columns are the threshold, target, and stretch goal (maximum) potential amounts that were payable under the MIP. No amounts were payable if threshold performance was not achieved for at least one performance goal. See "Compensation Discussion and Analysis" for a discussion of the amounts actually earned for fiscal years 2008, 2009, and 2010.

(3) We calculated these amounts using the provisions of ASC Topic 718 (formerly SFAS No. 123R). Amounts represent the aggregate grant date fair value of the applicable awards. See "Note 16 Share-Based Payments—Stock Option, Restricted Stock and Other Stock Awards" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2010, for the assumptions made in calculating these amounts.

OUTSTANDING EQUITY AWARDS AS OF MARCH 31, 2010

The following table sets forth the outstanding equity awards held by named executive officers at the end of the 2010 fiscal year. The year-end values set forth in the table are based on $24.66, the closing price for our common stock on March 31, 2010, the last trading day of the fiscal year.

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price ($ per share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
John D. Craig	64,609			$29.36	11/09/10	20,662(2)	$ 509,525			
	164,827			$21.91	03/22/12	31,053(3)	$ 765,767			
	428,682			$10.82	03/22/12	66,489(4)	$1,639,619			
	41,724	41,724(2)		$18.25	05/29/17					
	41,542	83,084(5)		$30.19	05/21/18					
		179,368(6)		$16.20	05/18/19					
Michael J. Schmidtlein ..	5,465			$10.82	04/24/13	1,000(7)	$ 24,660			
	3,845	3,846(2)		$18.25	05/29/17	1,905(2)	$ 46,977			
						4,969(3)	$ 122,536			
						10,000(4)	$ 246,600			
Raymond R. Kubis	62,158			$16.24	11/18/12	4,412(2)	$ 108,800			
	65,957			$21.91	03/22/12	8,695(3)	$ 214,419			
	8,909	8,909(2)		$18.25	05/29/17	18,617(4)	$ 459,095			
	11,631	23,264(5)		$30.19	05/21/18					
		50,224(6)		$16.20	05/18/19					
John A. Shea	25,821			$29.36	11/09/10	4,412(2)	$ 108,800			
		8,909(2)		$18.25	05/29/17	8,695(3)	$ 214,419			
	11,631	23,264(5)		$30.19	05/21/18	18,617(4)	$ 459,095			
		50,224(6)		$16.20	05/18/19					
Richard W. Zuidema	25,821			$29.36	11/09/10	4,412(2)	$ 108,800			
	110,000			$10.82	03/22/12	8,695(3)	$ 214,419			
	65,957			$21.91	03/22/12	18,617(4)	$ 459,095			
	42,158			$16.24	11/18/12					
	8,909	8,909(2)		$18.25	05/29/17					
	11,631	23,264(5)		$30.19	05/21/18					
		50,224(6)		$16.20	05/18/19					

(1) Based on the closing stock price of our common stock of $24.66 on March 31, 2010.

(2) One-quarter vested on May 29, 2008, one-quarter vested on May 29, 2009, one-quarter vests on May 29, 2010, and one-quarter vests on May 29, 2011.

(3) One-quarter vested on May 21, 2009, one-quarter vests on May 21, 2010, one-quarter vests on May 21, 2011, and one-quarter vests on May 21, 2012.

(4) One-quarter vests on May 18, 2010, one-quarter vests on May 18, 2011, one-quarter vests on May 18, 2012, and one-quarter vests on May 18, 2013.

(5) One-third vested on May 21, 2009, one-third vests on May 21, 2010, and one-third vests on May 21, 2011.

(6) One-third vested on May 18, 2010, one-third vests on of May 18, 2011, and one-third vests on May 18, 2012.

(7) One-quarter vested on July 31, 2007, one-quarter vested on July 31, 2008, one-quarter vested on July 31, 2009, and one-quarter vests on July 31, 2010.

OPTIONS EXERCISED AND STOCK VESTED DURING FISCAL YEAR 2010

The following table sets forth the number of shares acquired upon exercising options and the vesting of stock awards by our named executive officers during fiscal year 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
John D. Craig	165,944	$2,173,747	32,466	$592,557
Michael J. Schmidtlein	0	$ 0	3,608	$ 62,282
Raymond R. Kubis	72,760	$ 627,363	10,506	$200,755
John A. Shea	8,909	$ 58,354	9,400	$176,567
Richard W. Zuidema	165,845	$1,730,965	9,400	$176,567
Michael T. Philion	140,326	$1,558,717	5,104	$ 82,613

(1) Values stated are taxable income of each exercise, calculated by subtracting the exercise cost from the fair market value at exercise.

(2) Values are calculated based on the closing price of the Company's common stock, on the last trading day prior to the date the shares vested. For shares that vested on May 29, 2009, the closing price was $16.22. For shares that vested on January 1, 2010, the closing price was $21.87.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As described above, each of Messrs. Craig, Kubis, Shea and Zuidema have entered into employment agreements with us. Under the conditions described below, each of these agreements provides for certain payments upon a termination of employment. Mr. Philion terminated his employment on November 23, 2009. We describe the payments that Mr. Philion received in connection with his termination and in the "Consulting and Separation Agreement with Mr. Philion," more fully described on page 35. Mr. Schmidtlein is not a party to any employment agreement with us.

We may terminate the employment of each of Messrs. Craig, Kubis, Shea, or Zuidema for cause if any has been involved in the following: (i) the commission of a felony or crime involving moral turpitude; (ii) a knowing and intentional fraud; (iii) an act or omission that is materially injurious to us; or (iv) the willful and continued failure or refusal to substantially perform the executive's duties as our employee. In addition, Messrs. Craig, Kubis, Shea and Zuidema may resign from employment at any time for any or no reason. If we were to terminate the employment of any of these executives for cause, or if any of these executives were to resign without good reason (as defined below), the executive would only be entitled to payment of his current base salary through the date of termination.

If we were to terminate the employment of Messrs. Craig, Kubis, Shea or Zuidema without cause, or if any of them were to resign for good reason (as defined below), we would be obligated to pay the following:

- continuation of current base salary for three years for Mr. Craig and two years for Messrs. Kubis, Shea and Zuidema. Such payment periods are referred to as the "severance period";
- for the fiscal year in which the termination occurs and for each whole fiscal year following the termination year included in the severance period, an amount equal to the average of the bonuses paid to the executive for the two fiscal years preceding the termination year or for any partial fiscal year immediately preceding the end of the severance period, a pro rata portion of such amount; and

- participation in all employee welfare benefit plans or programs during the severance period, provided however, that such participation will cease when the executive becomes eligible to participate in comparable programs of a subsequent employer.

In addition, upon Mr. Craig's termination of employment, for any reason other than a termination for cause, termination without good reason, or termination due to death, we will assign to Mr. Craig all right, title, and interest in and under certain individual disability and split dollar life insurance policies that we maintain on his behalf.

Mr. Kubis is also entitled to receive one-half of the cost of tax preparation services for the year of termination in the event his employment is terminated for any reason other than a voluntary resignation. In addition, if Mr. Kubis is involuntarily terminated without cause or resigns for good reason, we will reimburse him for reasonable costs of relocating him and his family to the U.S.

Notwithstanding the foregoing, either party may give the other party notice not to extend the employment term beyond: (a) three years from the date of such notice, in the case of Mr. Craig, or (b) two years from the date of such notice, in the case of Messrs. Zuidema or Shea. Additionally, if less than three years remain until Mr. Craig reaches age 65 or if less than two years remain until Messrs. Kubis, Shea or Zuidema reach age 65, the severance period will be the period from the date of termination until the date the executive reaches age 65.

"Good reason" means, with respect to Messrs. Craig, Shea and Zuidema, any of the following:

- a decrease in base salary;
- a material diminution of authority, responsibilities, or position of the executive;
- a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or
- our giving notice that we intend to discontinue the automatic extension of the employment agreement.

"Good reason" means, with respect to Mr. Kubis, any of the following:

- any reason entitling Mr. Kubis to terminate the agreement under applicable Swiss law;
- a decrease in base salary;
- a material diminution of Mr. Kubis' authority, responsibilities, or positions; or
- relocation from Zurich, Switzerland, except that, upon 90 days prior to notice and our undertaking to pay reasonable relocation expenses, we can relocate Mr. Kubis to another location in Western Europe.

The employment agreement for each of the named executive officers provides that if any amounts payable, whether pursuant to their respective employment agreements or otherwise, are subject to excise tax under Code Section 4999, we will provide the executive with a tax gross-up payment such that, after payment of any excise tax on the underlying payment and all taxes on the gross-up payment, the executive would retain an amount before payment of income and employment taxes equal to the underlying payment. Except for acceleration of the vesting of unvested equity awards, no special benefit is payable to our named executive officers solely in the event of a change in control.

In the event we terminate the employment of Messrs. Craig, Shea or Zuidema due to death or disability, each is entitled to receive one year of base salary in the event of death and six months of base salary, in the event of disability. If Mr. Kubis is unable to perform his duties due to illness, accident, or any other cause through no fault of his own, we will continue to pay his base salary for up to six months, provided however, that such amount will be reduced by any payments by third parties, including under any accident or health or medical insurance policies.

Each named executive officer is entitled to full acceleration of vesting of outstanding equity awards in the event of:

- involuntary termination of employment without cause;
- voluntary termination of employment for good reason;
- our change in control;
- termination for disability; or
- death.

The tables below reflect the incremental amount of compensation payable to each of the named executive officers under various scenarios. The amounts shown below assume that such hypothetical termination or change in control is effective as of March 31, 2010. These amounts do not include benefits earned or vested as of March 31, 2010, or benefits provided under insurance or regular programs available to salaried employees generally. The actual amounts that are payable upon a named executive officer's termination of employment can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon a termination or change in control, any actual amounts paid or distributed may be higher or lower than the amounts set forth below. Factors that could affect these amounts include, among other things, the time of year the event occurs, our financial performance, and the age of the named executive officer at the time of the event.

					Involuntary Termination Not For Cause OR Voluntary Termination For Good Reason(1)	
		Change in Control	**Termination for Disability**	**Death**	**Absent Change in Control**	**Following a Change in Control**
John D. Craig	Severance	$ 0	$ 424,047	$ 846,465	$ 8,620,603	$ 8,620,603
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 145,655	$ 145,655
	Value of insurance policies (3)	$ 0	$ 358,325	$ 0	$ 358,325	$ 358,325
	Value of accelerated stock options (6)	$1,784,904	$1,784,904	$1,784,904	$ 1,784,904	$ 1,784,904
	Value of accelerated restricted stock (6)	$2,914,911	$2,914,911	$2,914,911	$ 2,914,911	$ 2,914,911
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$4,699,815**	**$5,482,187**	**$5,546,280**	**$13,824,398**	**$13,824,398**
Michael J. Schmidtlein	Value of accelerated stock options (6)	$ 24,653	$ 24,653	$ 24,653	$ 24,653	$ 24,653
	Value of accelerated restricted stock (6)	$ 440,773	$ 440,773	$ 440,773	$ 440,773	$ 440,773
	Total	**$ 465,426**	**$ 465,426**	**$ 465,426**	**$ 465,426**	**$ 465,426**
Raymond R. Kubis	Severance	$ 0	$ 243,169(4)	$ 0	$ 2,802,312	$ 2,802,312
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 21,355	$ 21,355
	Tax preparation	$ 0	$ 7,049	$ 7,049	$ 7,049	$ 7,049
	Relocation expenses (5)	$ 0	$ 0	$ 0	$ 75,000	$ 75,000
	Value of accelerated stock options (6)	$ 482,002	$ 482,002	$ 482,002	$ 482,002	$ 482,002
	Value of accelerated restricted stock (6)	$ 782,314	$ 782,314	$ 782,314	$ 782,314	$ 782,314
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$1,264,316**	**$1,514,533**	**$1,271,364**	**$ 4,170,031**	**$ 4,170,031**
John A. Shea	Severance	$ 0	$ 192,068	$ 383,399	$ 2,008,807	$ 2,008,807
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 65,387	$ 65,387
	Value of accelerated stock options (6)	$ 482,002	$ 482,002	$ 482,002	$ 482,002	$ 482,002
	Value of accelerated restricted stock (6)	$ 782,314	$ 782,314	$ 782,314	$ 782,314	$ 782,314
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$1,264,316**	**$1,456,384**	**$1,647,715**	**$ 3,338,509**	**$ 3,338,509**
Richard W. Zuidema	Severance	$ 0	$ 199,552	$ 398,337	$ 2,082,063	$ 2,082,063
	Welfare benefits continuation (2)	$ 0	$ 0	$ 0	$ 113,599	$ 113,599
	Value of accelerated stock options (6)	$ 482,002	$ 482,002	$ 482,002	$ 482,002	$ 482,002
	Value of accelerated restricted stock (6)	$ 782,314	$ 782,314	$ 782,314	$ 782,314	$ 782,314
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$1,264,316**	**$1,463,867**	**$1,662,652**	**$ 3,459,978**	**$ 3,459,978**

(1) For severance payment calculation, and time and form of such payment, see "Potential Payments Upon Termination or Change in Control."
(2) Present value of welfare benefits continuation. Assumes no increase in the cost of welfare benefits. Assumes no tax on welfare benefits.
(3) Cash surrender value as of March 31, 2010.
(4) If Mr. Kubis is unable to perform his work due to illness, accident, or any other cause through no fault of his own, we will continue to pay his base salary for up to six months (reduced by amounts payable pursuant to our short-term disability plan).
(5) If Mr. Kubis is involuntarily terminated without cause or resigns for good reason, we will reimburse him for reasonable costs of relocating him and his family to the U.S.
(6) Value based on the closing price of our common stock on March 31, 2010 ($24.66).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

Our Board has adopted a written policy regarding related person transactions. As a general matter, it is our preference to avoid or minimize related person transactions. Under this policy, a director or executive officer must promptly report to the Corporate Secretary or General Counsel any potential transaction in which a Related Person, as defined by Item 404(a) of Regulation S-K, has or will have a direct or indirect material interest. Pursuant to this policy, EnerSys is not permitted to consummate or continue the Related Person transaction without the approval or ratification of the Audit Committee or, in certain situations, by the Chairman of the Audit Committee. Any director interested in a Related Person transaction must recuse himself from any such vote.

Indemnification

Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers.

In addition, we have entered into an indemnification agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities and amounts paid in settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Directors and officers of EnerSys are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by EnerSys. The premium for the fiscal year ended March 31, 2010, specifically for directors and officers, as individuals, was $0.1 million.

Indemnity and Expense Agreement

We have agreed with each of the Morgan Stanley Funds, in a stock subscription agreement dated March 22, 2002, that, to the fullest extent permitted by law, none of such stockholders, or any of their respective partners or other affiliates, or their respective members, stockholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, willful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, willful misconduct or gross negligence.

We have also agreed to pay, or reimburse, each Morgan Stanley Fund for all such stockholder's reasonable out-of-pocket fees and expenses incurred in connection with and related to such stockholder's ownership of shares of our common stock.

Relationship with Metalmark

The general partners of MSCI IV, L.P. are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement. In addition, under the Subadvisory Agreement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P.

As a result of the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be able to significantly influence our management and policies. In addition, Metalmark may be able to significantly influence matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. For more information, see "General Information—Metalmark and Our Institutional Stockholders" herein.

Securityholder Agreement

We entered into a securityholder agreement with MSCP Funds and our other equity holders dated as of November 9, 2000, providing for certain governance matters, restrictions on transfers of our equity interests by certain equity holders and certain registration rights. Prior to our initial public offering in 2004, we entered into an amended and restated securityholder agreement, which we refer to herein as the "Securityholder Agreement," with Metalmark and the Institutional Stockholders as well as with certain members of our senior management. The Securityholder Agreement terminates by its terms on November 20, 2011.

The Compensation Committee, in consultation with our Chief Executive Officer, from time to time, designates members of our senior management to be subject to the Securityholder Agreement whether or not such person is then employed by us. Currently, Messrs. John D. Craig, Raymond R. Kubis, John A. Shea and Richard W. Zuidema, collectively, the "Management Securityholders", are subject to the Securityholder Agreement. The Management Securityholders beneficially own an aggregate of 1,557,575 outstanding shares of our common stock, which includes vested options to purchase an aggregate of 1,157,627 shares of common stock.

All significant decisions involving our company or our subsidiaries require the approval of our Board of Directors, acting by a simple majority vote. The Securityholder Agreement provides that our Board of Directors will consist of seven members, which may be increased to not more than nine members at the discretion of our Board of Directors and our chief executive officer will be a nominee for election to our Board of Directors.

We have agreed that the MSCP Funds, the J.P. Morgan Funds and the GM Stockholders have the ability, subject to certain exceptions, to require us to register the shares of common stock held by parties to the Securityholder Agreement in connection with the resale of such shares, so long as the aggregate market value of the shares to be registered is at least $50 million, in the case of requests involving an underwritten public offering, or $15 million, in the case of any other public offering. In addition, each party to the Securityholder

Agreement will have the ability to exercise certain "piggyback" registration rights in connection with other registered offerings by us. We have agreed to pay all registration expenses in connection with the exercise of the registration rights included under the Securityholder Agreement. In addition, we have agreed to indemnify the parties to the Securityholder Agreement who exercise their registration rights against certain liabilities, including under the Securities Act.

Employment of Related Parties

Mr. Michael Shea, brother of Mr. John Shea, Executive Vice President, Americas, and Mr. Thomas Larkin, brother-in-law of Mr. John Shea, were both employed by one of our subsidiaries during fiscal year 2010. Mr. Michael Shea is employed as a General Manager and received total compensation (base salary, plus bonus and compensation resulting from vesting restricted stock and restricted stock units) of $180,451 in fiscal year 2010, in addition to customary employee benefits. On May 18, 2009, Mr. Michael Shea received 1,300 restricted stock units, valued at $21,060 on the date of grant, as previously reported in our Proxy Statement for fiscal year 2009, and on May 17, 2010, he received 1,600 restricted stock units, valued at $41,072 on the date of grant. Mr. Larkin is employed as a District Sales Manager and received total compensation (base salary, plus bonus and compensation resulting from vesting restricted stock units) of $133,307 in fiscal year 2010, in addition to customary employee benefits. These transactions were ratified by our Audit Committee pursuant to our Related Person Transactions Policy.

Registration and Secondary Offerings

During fiscal year 2010, we paid approximately $150,000 in professional and other fees in connection with a secondary offering, relating to the sale of 3,200,000 million shares of our common stock by the Institutional Stockholders. Pursuant to the Securityholders Agreement, we are contractually obligated to pay such fees within the limits set forth therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and any persons owning more than ten percent of EnerSys common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Persons filing such reports are required by SEC regulation to furnish EnerSys with copies of all such reports filed with the SEC. Based solely on our review of any copies of such reports received by it, and on written representations from our existing directors and executive officers that no additional annual statements of beneficial ownership were required to be filed by such persons, we believe that all such statements were timely filed in fiscal year 2010 with the exception of a Form 4 for Mr. John Lehman, reporting the receipt of Restricted Stock Units pursuant to the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors. The delay was due to administrative oversight.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning the beneficial ownership of our common stock by each director, each nominee for director, each named executive officer, each holder of more than 5% percent of our common stock and all directors and executive officers as a group as of June 1, 2010, the Record Date.

Name	Number of Shares(1)	Percent(1)
Metalmark Capital LLC(2)(3) 1177 Avenue of Americas New York, NY 10036	2,814,696	5.7%
AXA Financial, Inc.(4) 1290 Avenue of the Americas New York, NY 10104	2,813,884	5.7%
Hwan-yoon F. Chung(5)	7,650	*
John D. Craig(6)	886,768	1.8%
Howard I. Hoffen(2)(7)	2,799,546	5.7%
Arthur T. Katsaros(8)	10,150	*
Raymond R. Kubis(9)	232,202	*
John F. Lehman(10)	11,289	*
Gen. Robert Magnus, USMC (Retired)(11)	27,871	*
Dennis S. Marlo(12)	2,301	*
Joseph C. Muscari(13)	0	*
Michael J. Schmidtlein(14)	92,125	*
John A. Shea(15)	23,442	*
Richard W. Zuidema(16)	346,480	*
All current directors and executive officers as a group (12 persons)(17)	4,457,778	8.9%

* Does not exceed 1% of the class based on 49,073,161 shares of common stock outstanding as of June 1, 2010.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each director and named executive officer, options exercisable by such owner within 60 days of the record date of June 1, 2010.

(2) Metalmark, the Institutional Stockholders, certain members of our senior management and our company have entered into the Securityholder Agreement, which governs certain relationships among such parties. Metalmark and the Institutional Stockholders may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein. The shares reflected in the table above do not include the 69,909 shares held by MSCI IV L.P. Metalmark also beneficially owns 26,236 shares, 12,500 shares issuable upon exercise of stock options and 5,454 restricted stock units payable in the form of common stock on or after September 10, 2010. Information about Metalmark and MSCI IV L.P. is derived from the Amendment No. 4 to Schedule 13G/A filed with the SEC on February 11, 2010.

(3) An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement.

(4) Includes AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AllianceBernstein L.P., AXA Equitable Life Insurance, and AXA. Information about AXA Financial, Inc. is derived from its Amendment No. 4 to Schedule 13G/A filed with the SEC on February 12, 2010.

(5) Mr. Chung is a principal of Metalmark and exercises shared voting or investment power over shares. The number and percentage of shares exclude 2,727 unvested restricted stock units, beneficially owned by Metalmark. Mr. Chung disclaims beneficial ownership of such shares as a result of his

employment arrangement with Metalmark, except to the extent that their pecuniary interest therein is ultimately realized.

(6) Mr. Craig holds shared voting or investment power over 273,197 shares. The number and percentage of shares beneficially owned by Mr. Craig include 613,571 vested stock options, but exclude 107,195 unvested restricted stock units, 58,781 unvested market share units, and 181,989 unvested stock options.

(7) Mr. Hoffen is a Managing Director of Metalmark and exercises shared voting or investment power over 2,794,546 shares. The number and percentage of shares include 5,000 shares subject to vested stock options, but exclude 2,727 unvested restricted stock units, beneficially owned by Metalmark. Mr. Hoffen disclaims beneficial ownership of such shares as a result of his employment arrangement with Metalmark, except to the extent that their pecuniary interest therein is ultimately realized.

(8) Mr. Katsaros holds sole voting and investment power over 2,871 shares. The number and percentage of shares beneficially owned by Mr. Katsaros include 2,500 vested stock options and 4,779 vested restricted stock units owned by Mr. Katsaros, deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors, for which Mr. Katsaros does not have voting or investment power, but exclude 2,727 unvested restricted stock units.

(9) Mr. Kubis holds shared voting or investment power over 55,724 shares. The number and percentage of shares beneficially owned by Mr. Kubis include 176,478 vested stock options but exclude 27,809 unvested restricted stock units and 13,062 unvested market share units, and 49,574 unvested stock options.

(10) Mr. Lehman holds sole voting and investment power over 2,301 shares. The number and percentage of shares beneficially owned by Mr. Lehman include 5,000 vested stock options and 3,988 vested restricted stock units owned by Mr. Lehman deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors, for which Mr. Lehman does not have voting or investment power, but exclude 5,854 vested restricted stock units owned by Mr. Lehman deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors and 3,097 unvested restricted stock units.

(11) Gen. Magnus holds sole voting and investment power over 0 shares. The number and percentage of shares beneficially owned by Gen. Magnus include 2,301 vested restricted stock units owned by Mr. Magnus deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors, for which Mr. Magnus does not have voting or investment power, but exclude 2,727 unvested restricted stock units.

(12) Mr. Marlo holds sole voting and investment power over 22,871 shares. The number and percentage of shares beneficially owned by Mr. Marlo include 5,000 vested stock options but exclude 4,779 vested restricted stock units owned by Mr. Marlo deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors, for which Mr. Marlo does not have voting or investment power, and 2,727 unvested restricted stock units.

(13) Mr. Muscari holds sole voting and investment power over 0 shares. The number and percentage of shares beneficially owned by Mr. Muscari exclude 2,301 vested restricted stock units owned by Mr. Muscari deferred under the EnerSys Deferred Compensation Plan for Non-Employee Directors, for which Mr. Muscari does not have voting or investment power, and 2,727 unvested restricted stock units.

(14) Mr. Schmidtlein holds shared voting or investment power over 11,209 shares. The number and percentage of shares beneficially owned by Mr. Schmidtlein include 11,233 vested stock options and 1,000 shares of restricted stock but exclude 17,609 unvested restricted stock units, 13,062 unvested market share units, and 1,923 unvested stock options.

(15) Mr. Shea holds shared voting or investment power over 21,848 shares. The number and percentage of shares beneficially owned by Mr. Shea include 70,277 vested stock options but exclude 27,809 unvested restricted stock units, 13,062 unvested market share units, and 49,572 unvested stock options.

(16) Mr. Zuidema holds shared voting or investment power over 49,179 shares. The number and percentage of shares beneficially owned by Mr. Zuidema include 297,301 vested stock options but exclude 27,809 unvested restricted stock units, 13,062 unvested market share units, and 49,572 unvested stock options.

(17) Such persons hold shared or sole voting or investment power over 3,241,396 shares. The number and percentage of shares beneficially owned by such persons include 1,198,860 vested stock options, 16,522 restricted stock units and 1,000 shares of restricted stock but exclude 240,624 restricted stock units, 111,029 unvested market share units, and 332,630 unvested stock options.

OTHER INFORMATION

Stockholder Proposals

Any stockholder who desires to submit a proposal for inclusion in the proxy materials relating to our 2011 Annual Meeting of Stockholders in accordance with the rules of the SEC must submit such proposal in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Secretary, no later than February 16, 2011.

In accordance with our bylaws, a stockholder who desires to propose a matter for consideration at an annual meeting of stockholders, even if the proposal is not submitted by the deadline for inclusion in our proxy materials, must comply with the procedures specified in our bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2011 Annual Meeting of Stockholders, this period will begin on March 24, 2011, and end on April 23, 2011.

Nominations for Election of Directors

In accordance with our bylaws, a stockholder who desires to nominate candidates for election to the Board must comply with the proceeding specified in the Bylaws, including providing proper notice of the nomination in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2011 Annual Meeting of Stockholders, this period will begin on March 24, 2011, and end on April 23, 2011.

Reduce Duplicate Mailings

Only one Annual Report and Proxy Statement will be sent to those stockholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as "householding," is designed to reduce printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. Householding will continue until you are notified otherwise or until one or more stockholders at your address revokes consent. If you revoke consent, you will be removed from the householding program within 30 days of receipt of the revocation. However, if any stockholder residing at such an address desires to receive a separate Annual Report or Proxy Statement in the future, he or she may telephone our Investor Relations Department at (610) 236-4040 or write to "Investor Relations" at 2366 Bernville Road, Reading, Pennsylvania 19605 or by e-mail at *investorrelations@enersys.com*. If you are receiving multiple copies of our Annual Report and Proxy Statement, please request householding by contacting Investor Relations in the same manner. If you are a stockholder of record, you can elect to access future Annual Reports and Proxy Statements electronically by marking the appropriate box on your proxy form or by following the instructions provided if you vote by Internet or by telephone. If you choose this option, your choice will remain in effect until you notify us by mail that you wish to resume mail delivery of these documents. If you hold your shares of our common stock through a bank, broker or another holder of record, refer to the information provided by that entity for instructions on how to elect this option.

Other Matters

If any other item or proposal properly comes before the Annual Meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC or incident to the conduct of the Annual Meeting, then the proxies will be voted in accordance with the discretion of the proxy holders, including to vote to adjourn the Annual Meeting for the purpose of soliciting proxies to vote in accordance with the Board's recommendation on any of the proposals to be considered.

Proxy Solicitation Costs

The proxies being solicited hereby are being solicited by the Board of Directors of EnerSys. The cost of soliciting proxies in the enclosed form will be borne by EnerSys. Officers and regular employees of EnerSys may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile or electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this Proxy Statement or future filings made by us under those statutes, the information included under the caption "Compensation Committee Report" and those portions of the information included under the caption "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by us under those statutes, except to the extent that we specifically incorporates these items by reference.

Annual Report for 2010

EnerSys' Annual Report to the Stockholders for the year ended March 31, 2010, is enclosed herewith. EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2010, has been combined with the Annual Report to Stockholders, as permitted by SEC rules. The Annual Report is furnished to stockholders for their information. No part of the Annual Report is incorporated by reference herein.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED MARCH 31, 2010, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO INVESTOR RELATIONS, ENERSYS, 2366 BERNVILLE ROAD, READING, PENNSYLVANIA 19605, OR BY CALLING ENERSYS INVESTOR RELATIONS DIRECTLY AT (610) 236-4040. EACH REQUEST MUST SET FORTH A GOOD FAITH REPRESENTATION THAT, AS OF THE RECORD DATE, THE PERSON MAKING THE REQUEST WAS A BENEFICIAL OWNER OF ENERSYS COMMON STOCK ENTITLED TO VOTE AT THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS



Richard W. Zuidema
Secretary

Appendix A

Full Text of the Proposed

EnerSys 2010 Equity Incentive Plan

ENERSYS

2010 EQUITY INCENTIVE PLAN

1. Purpose.

The EnerSys 2010 Equity Incentive Plan (the "Plan") is intended to provide an incentive to employees and non-employee directors of EnerSys, a Delaware corporation (the "Company"), and its Subsidiaries to remain in the service of the Company and its Subsidiaries and to align their interest in the success of the Company with the long-term interests of the Company's stockholders. The Plan seeks to promote the highest level of performance by providing an economic interest in the long-term performance of the Company.

2. Definitions.

For purposes of the Plan, the following terms have the following meanings:

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," or "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"Agreement" means an agreement between the Company and an Eligible Person providing for the grant of an Award hereunder.

"Award" means any Option, Stock Appreciation Right, Restricted Shares, Bonus Stock, Stock Unit, Performance Share, or other incentive payable in cash or in shares of Common Stock as may be designated by the Compensation Committee from time to time under the Plan.

"Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Act.

"Beneficiary" or "Beneficiaries" means the person(s) designated by a Participant or such Participant's Permitted Transferee in writing to the Company to receive payments or other distributions or rights pursuant to the Plan upon the death of such Participant or such Participant's Permitted Transferee. If no Beneficiary is so designated or if no Beneficiary is living at the time a payment, distribution, or right becomes payable or distributable pursuant to the Plan, such payment, distribution, or right shall be made to the estate of the Participant or a Permitted Transferee thereof. The Participant or Permitted Transferee, as the case may be, shall have the right to change the designated Beneficiaries from time to time by written instrument filed with the Compensation Committee in accordance with such rules as may be specified by the Compensation Committee.

"Board of Directors" means the Board of Directors of the Company.

"Bonus Shares" mean an Award of shares of Common Stock granted under Section 9 that are fully vested when granted.

"Cashless Exercise" means an exercise of Vested Options outstanding under the Plan through (a) the delivery of irrevocable instructions to a broker to make a sale of a number of Option Shares that results in proceeds thereon in an amount required to pay the aggregate exercise price for all the shares underlying such Vested Options being so exercised (and any required withholding tax) and to deliver such proceeds to the Company in satisfaction of such aggregate exercise price (and any required withholding tax) or (b) any other surrender to the Company of Option Shares or Vested Options outstanding under the Plan to satisfy the applicable aggregate exercise price (and any withholding tax) required to be paid upon such exercise.

"Cause" means, with respect to any Participant, (a) "cause" as defined in an employment agreement applicable to the Participant (so long as any act or omission constituting "cause" for such purpose was willful), or (b) in the case of a Participant who does not have an employment agreement that defines "cause": (i) any act or omission that constitutes a material breach by the Participant of any of such Participant's obligations under such Participant's employment agreement (if any) with the Company or any of its Subsidiaries, the applicable Agreement or any other agreement with the Company or any of its Subsidiaries; (ii) the willful and continued failure or refusal of the Participant substantially to perform the duties required of such Participant as an employee of the Company or any of its Subsidiaries, or performance significantly below the level required or expected of the Participant, as determined by the Compensation Committee; (iii) any willful violation by the Participant of any federal or state law or regulation applicable to the business of the Company or any of its Subsidiaries or Affiliates, or the Participant's commission of any felony or other crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud; or (iv) any other misconduct by the Participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company or any of its Subsidiaries or Affiliates.

"Change in Control" means the occurrence of any one of the following:

(a) any Person, including any "group," as defined in Section 13(d)(3) of 1934 Act, (other than any stockholder at the 2004 Closing or Metalmark Capital LLC, a Delaware limited liability company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing a majority of the combined voting power of the Company's then Outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a Qualifying Business Combination described in paragraph (c) below or who becomes such a Beneficial Owner as a result of a change in ownership percentage resulting solely from an acquisition of securities by the Company; or

(b) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors: individuals who, as of the 2004 Closing, constitute the Board of Directors and any new director whose appointment or election by the Board of Directors or nomination for election by the Company's stockholders was approved or recommended by a vote of at least 66-2/3% of the directors then still in office who either were directors at the 2004 Closing or whose appointment, election or nomination for election was previously so approved or recommended; or

(c) there is consummated a reorganization, merger or consolidation of the Company with, or sale or other disposition of at least 80% of the assets of the Company in one or a series of related transactions to, any other Person (a "Business Combination"), other than a Business Combination that would result in the voting securities of the Company Outstanding immediately prior to such Business Combination continuing to represent (either by remaining Outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof Outstanding immediately after such Business Combination (a "Qualifying Business Combination"); or

(d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, more than 50% of the combined voting power of the Outstanding securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

"Code" means the Internal Revenue Code of 1986, as amended, including the rules and regulations promulgated thereunder.

"Common Stock" means shares of Common Stock, par value $0.01 per share, of the Company.

"Compensation Committee" means the Compensation Committee of the Board of Directors.

"Competing Business" means a business or enterprise (other than the Company and its direct or indirect Subsidiaries) that is engaged in any or all of the manufacture, importing, development, distribution, marketing, or sale of:

(a) motive power batteries and chargers (including, without limitation, batteries and chargers for industrial forklift trucks and other materials handling equipment);

(b) stationary batteries and chargers (including, without limitation, standby batteries and power supply equipment for wireless and wireline telecommunications applications, such as central telephone exchanges, microwave relay stations, and switchgear and other instrumentation control systems); or

(c) any other product the Company now makes or is currently (or at a relevant time in the future) researching or developing, such as lithium batteries.

"Competing Business" also includes the design, engineering, installation or service of stationary and DC power systems, and any consulting and/or turnkey services relating thereto.

"Date of Grant" means the date of grant of an Award as set forth in the applicable Agreement.

"Delay Period" shall have the meaning set forth in Section 24.

"Effective Date" shall have the meaning set forth in Section 25.

"Eligible Persons" means employees and non-employee directors of the Company and its Subsidiaries.

"Fair Market Value" means, with respect to a share of Common Stock on any relevant day, (a) if such Common Stock is traded on a national securities exchange, the closing price on such day, or if the Common Stock did not trade on such day, the closing price on the most recent preceding day on which there was a trade, (b) if such Common Stock is quoted on an automated quotation system, the closing price on such day, or if the Common Stock did not trade on such day, the mean between the closing bid and asked prices on such day, or (c) in all other cases, the "fair market value" as determined by the Compensation Committee in good faith and using such financial sources as it deems relevant and reliable (but in any event not less than fair market value within the meaning of Code Section 409A).

"Good Reason" means, with respect to any Participant, (a) "good reason" as defined in an employment agreement applicable to such Participant, or (b) in the case of a Participant who does not have an employment agreement that defines "good reason," a failure by the Company to pay material compensation due and payable to the Participant in connection with such Participant's employment.

"Incentive Stock Option" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined in Code Section 422 or any successor provision.

"1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

"Nonqualified Stock Option" means an Option other than an Incentive Stock Option.

"Option" means a right to purchase Common Stock granted pursuant to Section 8.

"Option Price" means, with respect to any Option, the exercise price per share of Common Stock to which it relates.

"Option Shares" means the shares of Common Stock acquired by a Participant upon exercise of an Option.

"Outstanding," with respect to any share of Common Stock, means, as of any date of determination, all shares that have been issued on or prior to such date, other than shares repurchased or otherwise reacquired by the Company or any Affiliate thereof, on or prior to such date.

"Participant" means any Eligible Person who has been granted an Award.

"Performance Share" has the meaning set forth in Section 12.

"Permanent Disability," with respect to any Participant who is an employee of the Company or any of its Subsidiaries, shall be defined in the same manner as such term or a similar term is defined in an employment agreement applicable to the Participant or, in the case of a Participant who does not have an employment agreement that defines such term or a similar term, means that the Participant is unable to perform substantially all such Participant's duties as an employee of the Company or any of its Subsidiaries by reason of illness or incapacity for a period of more than six months, or six months in the aggregate during any 12-month period, established by medical evidence reasonably satisfactory to the Compensation Committee.

"Permitted Transferee" means, (a) with respect to outstanding shares of Common Stock held by any Participant, any Person with respect to which the Board of Directors shall have adopted a resolution stating that the Board of Directors has no objection if a transfer of shares is made to such Person, and (b) with respect to Awards, or any other share of Common Stock issued as or pursuant to any Award, held by any Participant, (i) any Person to whom such Awards or other shares are transferred by will or the laws of descent and distribution or (ii) the Company.

"Person" means an individual, a partnership, a joint venture, a corporation, an association, a trust, an estate or other entity or organization, including a government or any department or agency thereof.

"Qualifying Performance Criteria" has the meaning set forth in Section 14(a) of the Plan.

"Restricted Shares" mean shares of Common Stock awarded to a Participant subject to the terms and conditions of the Plan under Section 9, the rights of ownership of which are subject to restrictions prescribed by the Compensation Committee.

"Retirement," with respect to any Participant who is an employee of the Company or any of its Subsidiaries, means resignation or termination of employment (other than termination for Cause) upon the first to occur of the Participant's attaining (a) age 65 or (b) age 60 with 10 years of service with the Company or a Subsidiary (including years of service granted by the Company or a Subsidiary as a result of a merger, acquisition, or other transaction); further provided that the Compensation Committee may determine in its sole discretion that a resignation or termination of employment under other circumstances shall be considered "Retirement" for purposes of the Plan.

"Stock Appreciation Right" means a right that entitles the Participant to receive, in cash or Common Stock (as determined by the Compensation Committee in its sole discretion) value equal to or otherwise based on the excess of (a) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (b) the exercise price of the right, as established by the Compensation Committee on the Date of Grant.

"Stock Unit" means an Award granted under Section 11 denominated in units of Common Stock.

"Subsidiary" means any corporation in which more than 50% of the total combined voting power of all classes of stock is owned, either directly or indirectly, by the Company or another Subsidiary.

"2004 Closing" means the closing of the Company's initial Public Offering.

"Vested Options" means, as of any date of determination, Options that by their terms have vested and are exercisable on such date.

"Vested Restricted Shares" means, as of any date of determination, Restricted Shares that by their terms have vested as of such date.

A "Wrongful Solicitation" shall be deemed to occur when a Participant or former Participant directly or indirectly (except in the course of such Participant's employment with the Company), for the purpose of conducting or engaging in a Competing Business, calls upon, solicits, advises or otherwise does, or attempts to do, business with any Person who is, or was, during the then most recent 12-month period, a customer of the Company or any of its Affiliates, or takes away or interferes or attempts to take away or interfere with any custom, trade, business, patronage or affairs of the Company or any of its Affiliates, or hires or attempts to hire any Person who is, or was during the most recent 12-month period, an employee, officer, representative or agent of the Company or any of its Affiliates, or solicits, induces, or attempts to solicit or induce any person who is an employee, officer, representative or agent of the Company or any of its Affiliates to leave the employ of the Company or any of its Affiliates, or violate the terms of their contract, or any employment agreement, with it.

3. Administration of the Plan.

(a) Members of the Compensation Committee. The Plan shall be administered, and Awards shall be granted hereunder, by the Compensation Committee.

(b) Authority of the Compensation Committee. Subject to Section 3(a), the Compensation Committee shall have full discretionary power and authority, subject to such resolutions not inconsistent with the provisions of the Plan or applicable law as may from time to time be adopted by the Board, to (a) interpret and administer the Plan and any instrument or agreement entered into under the Plan, (b) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, and (c) make any determination and take any other action that the Compensation Committee deems necessary or desirable for administration of the Plan. All questions of interpretation, administration, and application of the Plan shall be determined in good faith by a majority of the members of the Compensation Committee then in office, except that the Compensation Committee may authorize any one or more of its members, or any officer of the Company, to execute and deliver documents on behalf of the Compensation Committee, and the determination of such majority shall be final and binding in all matters relating to the Plan.

4. Number of Shares Issuable in Connection with Awards.

(a) Limit. The maximum aggregate number of shares of Common Stock that may be issued in connection with Awards granted under the Plan is 2,200,000 shares, plus any shares that remain available for future grant in the EnerSys Amended and Restated 2006 Equity Incentive Plan and the EnerSys 2004 Equity Incentive Plan (collectively, the "Prior Plans") as of the Effective Date. Upon the Effective Date, no further awards may be made from the Prior Plans. Notwithstanding the foregoing, shares subject to a tandem SAR shall be charged against the authorized shares only once for the overall number of shares subject thereto and not for both the number of shares subject to the tandem SAR portion of the Award and the number of shares subject to the Option portion of the Award. The provisions of the preceding sentence shall apply whether an exercised tandem SAR is settled in cash or stock, or partly in both. The maximum number of shares that may be granted as Stock Options or SARs under the Plan to any Participant who is an employee during any calendar year shall not exceed 300,000 shares.

(b) Replenishment Provisions. Shares subject to any Awards that expire without being exercised or that are forfeited (and shares subject to awards made prior to the Effective Date under a Prior Plan that expire or are forfeited) shall again be available for future grants of Awards, provided that shares subject to a tandem SAR shall be replenished only once for the overall number of shares subject thereto and not for both the number of shares subject to the tandem SAR portion of the Award and the number of shares subject to the Option portion of the Award. Shares subject to Awards that have been retained by the Company in payment or satisfaction of the purchase price or tax withholding obligation of an Award shall not count against the limit set forth in paragraph

(a) above. The Company shall not be under any obligation, however, to make any such future Awards.

(c) Substitute Awards. Substitute Awards issued by the Company in connection with an acquisition or other corporate transaction shall not count against the limitation set forth in paragraph (a) above.

(d) Adjustments. The limits provided for in this Section 4 shall be subject to adjustment as provided in Section 16(a).

5. Eligible Persons.

Awards may be granted or offered only to Eligible Persons. The Compensation Committee shall have the authority to select the individual Participants to whom Awards may be granted from among such class of Eligible Persons and to determine the number and form of Awards to be granted to each Participant.

6. Agreement.

The terms and conditions of each grant or sale of Awards shall be embodied in an Agreement in a form approved by the Compensation Committee, which shall contain terms and conditions not inconsistent with the Plan and which shall incorporate the Plan by reference. Each Agreement shall: (a) state the date as of which the Award was granted or sold, and (i) in the case of Options and Stock Appreciation Rights, set forth the number of Options and Stock Appreciation Rights being granted to the Participant and the applicable Option Price and/or exercise price (for Stock Appreciation Rights) and expiration date(s), and (ii) in the case of Restricted Shares and other Awards, set forth the number of Restricted Shares or other Awards being granted or offered to the Participant and, if applicable, the purchase price or other consideration for such Restricted Shares or other Awards; (b) set forth the vesting schedule (if any); (c) set forth any other terms and conditions established by the Compensation Committee; (d) be signed by the recipient of the Award and a person designated by the Compensation Committee; and (e) be delivered to the recipient of the Award.

7. Restrictions on Transfer.

(a) Restrictions on Transfer. No Restricted Share, Bonus Stock, Performance Share, or Option Share or other share of Common Stock issued as or pursuant to any Award may be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of (or made the subject of any derivative transaction) to or with any third party (other than a Permitted Transferee); provided, however, that any such restriction on transfer shall terminate as to any such share when such share is no longer subject to any term, condition or other restriction under the Plan (other than Section 7(b)). No Option, Stock Appreciation Right, Stock Unit, or other Award not in the form of a share of Common Stock may be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of (or made the subject of any derivative transaction) to or with any third party other than a Permitted Transferee. Each Permitted Transferee (other than the Company) by will or the laws of descent and distribution or otherwise, of any Award (or share issued in respect thereof) shall, as a condition to the transfer thereof to such Permitted Transferee, execute an agreement pursuant to which it shall become a party to the Agreement applicable to the transferor.

(b) No Participant will, directly or indirectly, offer, sell, assign, transfer, grant or sell a participation in, create any encumbrance on or otherwise dispose of any Award or any Shares with respect thereto (or solicit any offers to buy or otherwise acquire, or take a pledge of, any Award or any Shares with respect thereto), in any manner that would conflict with or violate the 1933 Act.

8. Options.

(a) Terms of Options Generally. The Compensation Committee may grant Options designated as Incentive Stock Options or Nonqualified Stock Options. Options may be granted to any Eligible Person. Each Option shall entitle the Participant to whom such Option was granted to purchase, upon payment of the relevant Option Price, one share of Common Stock. Options granted under the Plan shall comply with the following terms and conditions:

(i) Option Price.

A. The Option Price for shares purchased under an Option shall be as determined by the Compensation Committee, but shall not be less than the Fair Market Value of the Common Stock as of the Date of Grant, except in the case of substitute awards issued by the Company in connection with an acquisition or other corporate transaction.

B. The Option Price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option Price and the number of shares purchased, together with any amounts required to be withheld for tax purposes under Section 17(c) of this Plan. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Compensation Committee for that purchase, which forms may (but are not required to) include:

(1) cash;

(2) check or wire transfer;

(3) tendering (either actually or by attestation) shares of Common Stock already owned by the Participant, provided that the shares have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company's earnings for financial reporting purposes or were not acquired from the Company as compensation;

(4) to the extent permitted by applicable law, Cashless Exercise; or

(5) such other consideration as the Compensation Committee may permit in its sole discretion; provided, however, that any Participant may, at any time, exercise any Vested Option (or portion thereof) owned by such Participant pursuant to a Cashless Exercise without any prior approval or consent of the Compensation Committee.

(ii) Vesting of Options. Each Option shall vest and become exercisable on such terms and conditions as shall be prescribed by the Compensation Committee.

(iii) Duration of Options. Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Option shall be as established for that Option by the Compensation Committee but in no event shall be greater than ten years from the Date of Grant.

(iv) Exercise Following Termination of Employment. Upon termination of a Participant's employment with the Company and its Subsidiaries, unless otherwise determined by the Compensation Committee in its sole discretion, the following terms and conditions shall apply:

A. if the Participant's employment is terminated by the Company other than for Cause, or as a result of the Participant's resignation for Good Reason, or as a result of death, Permanent Disability or Retirement, the Participant (or, in the case of the Participant's death, such Participant's Beneficiary) may exercise any Options, to the extent vested as of the date of such termination, at any time until the earlier of (I) 60 days (three years, in the case of Retirement) following the date of such termination of employment, and (II) the expiration of the Option under the provisions of clause (iii) above; and

B. if the Participant's employment is terminated by the Company for Cause, or as a result of the Participant's resignation other than for Good Reason or Retirement, all of the Participant's Options (whether or not vested) shall expire and be canceled without any payment therefor as of the date of such termination.

Any Options not exercised within the applicable time period specified above shall expire at the end of such period and be canceled without any payment therefor.

(v) Certain Restrictions. Options granted hereunder shall be exercisable during the Participant's lifetime only by the Participant.

(vi) Stockholder Rights; Option and Share Adjustments. A Participant shall have no rights as a stockholder with respect to any shares of Common Stock issuable upon exercise of an Option until a certificate or certificates evidencing such shares shall have been issued to such Participant. Except as otherwise provided by the Board of Directors, no adjustment (including an adjustment of an Option's exercise price) shall be made with respect to (A) outstanding Options for dividends or other distributions, whether made with respect to Common Stock or otherwise, or (B) dividends, distributions or other rights in respect of any share of Common Stock for which the record date is prior to the date upon which the Participant shall become the holder of record thereof.

(vii) Dividends and Distributions. Any shares of Common Stock or other securities of the Company received by the Participant as a result of a stock dividend or other distribution in respect of Option Shares shall be subject to the same restrictions as such Option Shares.

(viii) Incentive Stock Options. Incentive Stock Options granted under this Plan shall be subject to the following additional conditions, limitations, and restrictions:

A. Incentive Stock Options may be granted only to employees of the Company or a Subsidiary or parent corporation of the Company, within the meaning of Code Section 424.

B. No Incentive Stock Option may be granted under this Plan after the 10-year anniversary of the date on which the Plan is adopted by the Board or, if earlier, the date on which the Plan is approved by the Company's stockholders.

C. The aggregate Fair Market Value (as of the Date of Grant) of the Common Stock with respect to which the Incentive Stock Options awarded to any Participant first become exercisable during any calendar year may not exceed $100,000. For purposes of the $100,000 limit, the Participant's Incentive Stock Options under this Plan and all other plans maintained by the Company and its Subsidiaries will be aggregated. To the extent any Incentive Stock Option would exceed the $100,000 limit, the Incentive Stock Option will thereafter be treated as a Nonqualified Stock Option for all purposes. No Incentive Stock Option may be granted to any individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary.

D. If the Compensation Committee exercises its discretion to permit an Incentive Stock Option to be exercised by a Participant more than three months after the termination of a Participant's employment for any reason (or more than 12 months if the Participant is permanently and totally disabled, within the meaning of Code Section 22(e)), the Incentive Stock Option will thereafter be treated as a Nonqualified Stock Option for all purposes. For purposes of this subclause D, a Participant's employment relationship will be treated as continuing uninterrupted during any period that the Participant is on military leave, sick leave or another Approved Leave of Absence if the period of leave does not exceed 90 consecutive days, or a longer period to the extent that the Participant's right to reemployment with the Company or a Subsidiary is guaranteed by statute or by contract. If the period of leave exceeds 90 consecutive days and the Participant's right to reemployment is not guaranteed by statute or contract, the employment relationship will be deemed to have ceased on the 91st day of the leave.

(ix) Additional Terms and Conditions. Each Option granted hereunder, and any shares of Common Stock issued in connection with such Option, shall be subject to such additional terms and conditions not inconsistent with the Plan as are prescribed by the Compensation Committee and set forth in the applicable Agreement.

(b) Unvested Options. Upon termination of a Participant's employment or service with the Company and its Subsidiaries, all Options granted to such Participant that have not theretofore vested (and which do not vest by reason of such termination of employment or service) shall terminate and be canceled without any payment therefor.

9. Restricted Shares and Bonus Shares.

(a) Terms of Restricted Shares and Bonus Shares Generally. Restricted Shares and Bonus Shares awarded by the Compensation Committee shall not require payment of any consideration by Participants, except as otherwise determined by the Compensation Committee in its sole discretion.

(b) Restricted Shares and Bonus Shares shall comply with the following terms and conditions:

(i) Vesting. Any Awards of Restricted Shares shall vest in accordance with a vesting schedule to be specified by the Compensation Committee. Except (A) with respect to grants to the Company's non-employee directors, or (B) as vesting may be accelerated pursuant to the terms of the Plan, such restrictions shall not fully terminate prior to three years after the Date of Grant. Bonus Shares shall be fully vested when granted.

(ii) Stockholder Rights. Unless otherwise determined by the Compensation Committee in its sole discretion, a Participant shall have all rights of a stockholder as to the Restricted Shares and Bonus Shares awarded to such Participant, including the right to receive dividends and the right to vote in accordance with the Company's Certificate of Incorporation, subject to the restrictions set forth in the Plan and the applicable Agreement.

(iii) Dividends and Distributions. Any shares of Common Stock or other securities of the Company received by a Participant as a result of a stock distribution to holders of Restricted Shares or as a stock dividend on Restricted Shares shall be subject to the same restrictions as such Restricted Shares or Bonus Shares and all references to Restricted Shares or Bonus Shares hereunder shall be deemed to include such shares of Common Stock or other securities.

(iv) Additional Terms and Conditions. Each Restricted Share and Bonus Share granted or offered for sale hereunder shall be subject to such additional terms and conditions not inconsistent with the Plan as are prescribed by the Compensation Committee and set forth in the applicable Agreement.

(c) Unvested Restricted Shares. Unless otherwise determined by the Compensation Committee in its sole discretion, upon termination of a Participant's employment or service with the Company and its Subsidiaries, all Restricted Shares granted or sold to such Participant that have not theretofore vested (and that do not vest by reason of such termination of employment) shall terminate and be canceled without any payment therefor.

10. Stock Appreciation Rights.

Stock Appreciation Rights may be granted to Participants either alone ("freestanding") or in addition to or in tandem with other Awards granted under the Plan and may, but need not, relate to a specific Option granted hereunder. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. All Stock Appreciation Rights granted under the Plan shall be granted subject to the same terms and conditions applicable to Nonqualified Stock Options as set forth in Section 8(a); provided, however, that Stock Appreciation Rights granted in tandem with a previously granted Option shall have the terms and conditions as such Option. Subject to the provisions of Section 8, the Compensation Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock or cash as determined by the Compensation Committee in its sole discretion.

11. Stock Units.

The Compensation Committee may also grant Awards of Stock Units under the Plan. With respect to each grant of Stock Units, the Compensation Committee shall determine in its sole discretion the period or periods, including any conditions for determining such period or periods, during which any restrictions on full vesting shall apply, provided that in no event, other than in connection with a termination of employment, or with respect to grants to non-employee directors, shall such period or periods be less than three years (the "Unit Restriction Period"). The Compensation Committee may also make any Award of Stock Units subject to the satisfaction of other conditions, including the attainment of performance goals, or contingencies ("Unit Vesting Condition"), in order for a Participant to receive payment of such Stock Unit Award, which shall be established by the Compensation Committee at the Date of Grant thereof. The Compensation Committee may specify that the grant, vesting, or retention of any or all Stock Units shall be a measure based on one or more Qualifying Performance

Criteria selected by the Compensation Committee and specified at the Date of Grant thereof. If required by Code Section 162(m), the Compensation Committee shall certify the extent to which any Qualifying Performance Criteria have been satisfied, and the amount payable as a result thereof, prior to payment of any Stock Units that are intended to satisfy the requirements for "performance-based compensation" under Code Section 162(m). Awards of Stock Units shall be payable in Common Stock or cash as determined by the Compensation Committee in its sole discretion. The Compensation Committee may permit a Participant to elect to defer receipt of payment of all or part of any Award of Stock Units pursuant to rules and regulations adopted by the Compensation Committee. Unless the Compensation Committee provides otherwise at the Date of Grant of an Award of Stock Units, the provisions of Section 9 of this Plan relating to the vesting of Restricted Shares shall apply during the Unit Restriction Period or prior to the satisfaction of any Unit Vesting Condition for such Award.

12. Performance Shares.

The Compensation Committee may grant Awards of Performance Shares and designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares, the length of the performance period and the other terms and conditions of each such Award. Each Award of Performance Shares shall entitle the Participant to a payment in the form of shares of Common Stock upon the attainment of performance goals (which may be Qualifying Performance Criteria) and other terms and conditions specified by the Compensation Committee. Notwithstanding satisfaction of any performance goals, the number of shares issued under an Award of Performance Shares may be adjusted on the basis of such further considerations as the Compensation Committee shall determine, in its sole discretion. However, the Compensation Committee may not, in any event, increase the number of shares earned upon satisfaction of any performance goal by any Participant subject to Code Section 162(m) to the extent such Section is applicable. The Compensation Committee, in its sole discretion, may make a cash payment equal to the Fair Market Value of the Common Stock otherwise required to be issued to a Participant pursuant to an Award of Performance Shares.

13. Other Stock-Based Awards.

In addition to the Awards described in Sections 8 through 12, and subject to the terms of the Plan, the Compensation Committee may grant other Awards payable in shares of Common Stock under the Plan as it determines to be in the best interests of the Company and subject to such other terms and conditions as it deems appropriate.

14. Performance-Based Awards.

(a) Qualifying Performance Criteria. Awards of Options, Restricted Shares, Stock Units, Performance Shares, and other Awards made pursuant to the Plan may be made subject to the attainment of performance goals relating to one or more business criteria. For purposes of the Plan, such business criteria shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination: (a) cash flow; (b) earnings (including, without limitation, gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization, and net earnings); (c) earnings per share; (d) growth in earnings or earnings per share; (e) stock price; (f) return on equity or average stockholders' equity; (g) total stockholder return; (h) return on capital; (i) return on assets or net assets; (j) return on investment; (k) sales, growth in sales or return on sales; (l) income or net income; (m) operating income or net operating income; (n) operating profit or net operating profit; (o) operating margin; (p) return on operating revenue; (q) economic profit, (r) market share; (s) overhead or other expense reduction; (t) growth in stockholder value relative to various indices, including, without limitation, the S&P 500 Index or the Russell 2000 Index, (u) strategic plan development and implementation, (v) net debt, (w) working capital (including components thereof), and (x) during the "reliance period" (as defined in Treasury Regulation section 1.162-27(f)(2)), any other similar objective financial performance metric selected by the Compensation Committee in its sole discretion (collectively, the "Qualifying Performance Criteria"). To the extent required by or consistent with Code Section 162(m), the Compensation Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occur during a performance period: (z) asset write-downs or write-ups, (aa) litigation, claims, judgments or settlements, (bb) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (cc) accruals for reorganization and restructuring programs, (dd) any extraordinary, unusual or non-recurring items as described in Accounting Standards Codification (ASC) 225 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report to stockholders for the applicable year, and (ee) amounts paid in reimbursement to stockholders pursuant to agreements in place at the 2004 Closing.

(b) Any Qualifying Performance Criteria may be used to measure the performance of the Company as a whole or with respect to any business unit, subsidiary or business segment of the Company, either individually, alternatively or in any combination, and may be measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous period results or to a designated comparison group, in each case as specified by the Compensation Committee in the Award. To the extent required by Code Section 162(m), prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Code Section 162(m), the Compensation Committee shall certify the extent to which any such Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). To the extent Code Section 162(m) is applicable, the Compensation Committee may not in any event increase the amount of compensation payable to a Participant subject to Code Section 162(m) upon the satisfaction of any Qualifying Performance Criteria.

(c) To the extent an Award is intended to qualify under Code Section 162(m), any language in the Award agreement, Compensation Committee resolutions, or other agreements and actions in connection with the Award, to the extent inconsistent with Section 162(m) shall be deemed interpreted and modified to the minimum extent necessary so that such Awards are compliant with Code Section 162(m).

15. Certain Forfeitures.

In the event a Participant or former Participant engages in a Competing Business or in Wrongful Solicitation while in the employ of the Company or a Subsidiary, or during the period of 13 months immediately following termination of such employment, the following rules shall apply:

(a) all Awards then held by the Participant (whether vested or not) shall be forthwith forfeited without payment or other compensation of any kind; provided, however, that the Company shall remit to the Participant the lesser of (i) the amount (if any) such Participant paid for forfeited Awards and (ii) in the case of Restricted Shares or Performance Shares, the Fair Market Value of such Restricted Shares as of the date of termination;

(b) notwithstanding subclause (a), in the event Vested Restricted Shares or vested Performance Shares were disposed of (for or without receipt of value) during the period commencing one year prior to the initial engagement in a Competing Business or in Wrongful Solicitation through the 13-month anniversary of the Participant's termination of employment with the Company or a Subsidiary, then, upon written demand by the Company, the Participant or former Participant, as the case may be, shall forthwith remit to the Company the Fair Market Value of such Vested Restricted Shares or vested Performance Shares, as determined on the date of disposition, less the amount (if any) paid by the Participant for such shares; and

(c) in the event Option Shares, Shares obtained pursuant to the exercise of a Stock Appreciation Right or other Shares obtained pursuant to Awards under the Plan (and not described in subparagraph (b)) were disposed of (for or without receipt of value) during the period commencing one year prior to the initial engagement in a Competing Business or in Wrongful Solicitation through the 13-month anniversary of the Participant's termination of employment with the Company or a Subsidiary, then, upon written demand by the Company, the Participant or former Participant, as the case may be, shall forthwith remit to the Company the Fair Market Value of such Shares, as determined on the date of disposition, less the Option Price or other amount (if any) paid therefor.

16. Effect of Certain Corporate Changes and Changes in Control.

(a) Dilution and Other Adjustments. If the Outstanding shares of Common Stock or other securities of the Company, or both, for which the Award is then exercisable or as to which the Award is to be settled shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, extraordinary dividend of cash and/or assets, recapitalization, or reorganization, the Compensation Committee may, and if such event occurs after a Change of Control, the Compensation Committee shall, appropriately and equitably adjust the number and kind of shares of Common Stock or other securities that are subject to the Plan or subject to any Awards theretofore granted, and the exercise or settlement prices of such Awards, so as to maintain the proportionate number of shares of Common Stock or other securities without changing the aggregate exercise or settlement price.

(b) Change in Control. Unless otherwise provided by the Committee either by the terms of the Award agreement applicable to any Award or by resolution adopted prior to the occurrence of a Change in Control, (i) in the event of a Change in Control where the holders of the Company's Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, Awards not previously vested shall immediately become vested; or (ii) in the event a Participant terminates employment for Good Reason, or is terminated by the Company without Cause on or within two years after a Change in Control not described in subsection (i), Awards not previously vested shall immediately become vested. Unless otherwise provided by the Committee either by the terms of the Award agreement applicable to any Award or by resolution adopted prior to the occurrence of a Change in Control, (i) in the event of a Change in Control where the holders of the Company's Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, any vested and outstanding Award shall, upon the occurrence of such Change in Control, be cancelled in exchange for a payment in cash in an amount based on the Fair Market Value of the shares of Common Stock subject to the Award, less any Option Price, which amount may be zero if applicable; or (ii) in the event of a Change in Control not described in subsection (i) above, any outstanding Award shall, upon the occurrence of such Change in Control, be assumed and continued or an equivalent award substituted by the Company's successor or a parent or subsidiary of such successor.

17. Miscellaneous.

(a) No Rights to Grants or Continued Employment or Engagement. No Participant shall have any claim or right to receive grants of Awards under the Plan. Neither the Plan nor any action taken or omitted to be taken hereunder shall be deemed to create or confer on any Participant any right to be retained in the employ or as a director of the Company or any Subsidiary or other Affiliate thereof, or to interfere with or to limit in any way the right of the Company or any Subsidiary or other Affiliate thereof to terminate the employment or other retention of such Participant at any time.

(b) Right of Company to Assign Rights and Delegate Duties. The Company shall have the right to assign any of its rights and delegate any of its duties hereunder to any of its Affiliates. The terms and conditions of any Award under the Plan shall be binding upon and shall inure to the benefit of the personal representatives, heirs, legatees, and permitted successors and assigns of the relevant Participant and the Company.

(c) Tax Withholding. The Company and its Subsidiaries may require the Participant to pay to the Company the amount of any taxes that the Company is required by applicable federal, state, local or other law to withhold with respect to the grant, vesting, or exercise of an Award. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied in full. The Compensation Committee may in its sole discretion permit or require a Participant to satisfy all or part of such Participant's tax withholding obligations by (1) paying cash to the Company, (2) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested in the case of Restricted Shares), having a Fair Market Value equal to the tax withholding obligations, (3) surrendering a number of shares of Common Stock the Participant already owns, having a Fair Market Value equal to the tax withholding obligations, or (4) entering into such other arrangement as is acceptable to the Compensation Committee in its sole discretion. The value of any shares withheld or surrendered may not exceed the employer's minimum tax withholding obligation and, to the extent such shares were acquired by the Participant from the

Company as compensation, the shares must have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company's earnings for financial reporting purposes. The Company and its Subsidiaries shall also have the right to deduct from any and all cash payments otherwise owed to a Participant any federal, state, local or other taxes required to be withheld with respect to the Participant's participation in the Plan.

(d) No Restriction on Right of Company to Effect Corporate Changes. The Plan shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(e) 1934 Act. Notwithstanding anything contained in the Plan or any Agreement to the contrary, if the consummation of any transaction under the Plan would result in the possible imposition of liability on a Participant pursuant to Section 16(b) of the 1934 Act, the Compensation Committee shall have the right, in its sole discretion, but shall not be obligated, to defer such transaction to the extent necessary to avoid such liability.

(f) Securities Laws. Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the judgment of the Compensation Committee, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the 1933 Act and 1934 Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

(g) Severability. If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person, or would disqualify the Plan or any Award under any law deemed applicable by the Compensation Committee, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Compensation Committee's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(h) Vesting.

(i) Notwithstanding anything to the contrary contained in the Plan, the minimum period over which full-value, performance-based awards and full-value, tenure-based awards granted under the Plan may entirely vest shall be one (1) year and three (3) years, respectively; provided, however, that up to 10% of the shares authorized under the Plan shall not be subject to such restrictions; and, provided, further, that such restrictions shall not affect or otherwise limit any acceleration of vesting pursuant to the Plan or set forth in the applicable Agreement.

(ii) Notwithstanding anything to the contrary contained in the Plan, but subject to Section 15, unless otherwise provided in an applicable Agreement, a Participant's termination of employment or service by reason of Retirement or Good Reason, such Participant's then unvested awards shall automatically become vested, and in the case of Options or SARs, exercisable.

18. Amendment.

The Board of Directors may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part. No termination or amendment of the Plan may, without the consent of the Participant to whom any Awards shall previously have been granted, adversely affect the rights of such Participant in such Awards. In addition, no amendment of the Plan shall, without the approval of the stockholders of the Company:

(a) change the class of individuals eligible for awards under the Plan;

(b) increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(c) reduce the price at which Options may be granted below the price provided for in Section 8(a) hereof;

(d) reduce the Option Price of outstanding Options;

(e) cancel an Option or Stock Appreciation Right in exchange for cash when the exercise or grant price per share exceeds the Fair Market Value of one share of Common Stock or take any action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Common Stock is traded; or

(f) extend the term of this Plan.

19. Termination of the Plan.

The Plan shall continue until terminated by the Board of Directors pursuant to Section 18 or as otherwise set forth in this Plan, and no further Awards shall be made hereunder after the date of such termination. Unless earlier terminated, the Plan shall terminate ten (10) years after the Effective Date (provided the awards granted before that date shall continue in accordance with their terms).

20. Conditions to Issuance of Shares.

(a) The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the 1933 Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made. The Company may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as the Compensation Committee deems necessary or desirable for compliance by the Company with federal, state, and foreign securities laws. The Company may also require such other action or agreement by the Participants as may from time to time be necessary to comply with applicable securities laws.

(b) To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

21. Headings; Number; Gender.

The headings of sections and subsections herein are included solely for convenience of reference and shall not affect the meaning of any of the provisions of the Plan.

Words used herein in the singular form shall be construed as being used in the plural form, as appropriate in the relevant context, and vice versa. Pronouns used herein of one gender shall be construed as referring to either or both genders, as appropriate in the relevant context.

22. Limited Waiver.

The waiver by the Company of any of its rights under the Plan with respect to any Participant, whether express or implied, shall not operate or be construed as a waiver of any other rights the Company has with respect to such Participant or of any of its rights with respect to any other Participant.

23. Governing Law.

The Plan and all rights hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without reference to rules relating to conflicts of law.

24. Compliance with Code Section 409A.

(a) This Plan is intended to comply and shall be administered in a manner that is intended to comply with Code Section 409A and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement, or deferral thereof is subject to Code Section 409A, the Award shall be granted, paid, settled, or deferred in a manner that will comply with Code Section 409A, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Compensation Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement, or deferral thereof to fail to satisfy Code Section 409A shall be amended to comply with Code Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Code Section 409A.

(b) Notwithstanding anything in the Plan to the contrary, the receipt of any benefits under this Plan as a result of a termination of employment shall be subject to satisfaction of the condition precedent that the Participant undergo a "separation from service" within the meaning of Treas. Reg. § 1.409A-1(h) or any successor thereto. In addition, if a Participant is deemed to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provisions of any benefit that is required to be delayed pursuant to Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six month period measured from the date of the Participant's "separation from service" (as such term is defined in Treas. Reg. § 1.409A-1(h)), or (ii) the date of the Participant's death (the "Delay Period"). Within ten (10) days following the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Participant in a lump sum, and any remaining payments and benefits due under this Plan shall be paid or provided in accordance with the normal payment dates specified for them herein.

25. Effective Date.

The Plan shall become effective (the "Effective Date") upon approval by the stockholders of the Company.

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Appendix B

2010 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2010 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 001-32253

ENERSYS

(Exact name of registrant as specified in its charter)

Delaware	**23-3058564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2366 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: 610-208-1991

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," " accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

State the aggregate market value of the voting and non-voting common equity held by non-affiliates at September 27, 2009: $969,960,813 (1) (based upon its closing transaction price on the New York Stock Exchange on September 25, 2009).

(1) For this purpose only, "non-affiliates" excludes directors and executive officers.

Common stock outstanding at May 27, 2010: **49,046,585 Shares of Common Stock**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on July 23, 2010, are incorporated by reference in Part III of this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of EnerSys. EnerSys and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and its reports to stockholders. Generally, the inclusion of the words "anticipates," "believe," "expect," "future," "intend," "estimate," "anticipate," "will," "plans," or the negative of such terms and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that EnerSys expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based on management's then-current beliefs and assumptions regarding future events and operating performance and on information currently available to management, and are applicable only as of the dates of such statements.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 10-K and other unforeseen risks. You should not put undue reliance on any forward-looking statements. These statements speak only as of the date of this Annual Report on Form 10-K, even if subsequently made available by us on our website or otherwise, and we undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

Our actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including the following factors:

- general cyclical patterns of the industries in which our customers operate;
- the extent to which we cannot control our fixed and variable costs;
- the raw material in our products may experience significant fluctuations in market price and availability;
- certain raw materials constitute hazardous materials that may give rise to costly environmental and safety claims;
- legislation regarding the restriction of the use of certain hazardous substances in our products;
- risks involved in foreign operations such as disruption of markets, changes in import and export laws, currency restrictions and currency exchange rate fluctuations;
- our ability to raise our selling prices to our customers when our product costs increase;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;
- general economic conditions in the markets in which we operate;
- competitiveness of the battery markets throughout the world;
- our timely development of competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;
- our ability to adequately protect our proprietary intellectual property, technology and brand names;

- unanticipated litigation and regulatory proceedings to which we might be subject;
- our ability to implement our cost reduction initiatives successfully and improve our profitability;
- unanticipated quality problems associated with our products;
- our ability to implement business strategies, including our acquisition strategy, and restructuring plans;
- our acquisition strategy may not be successful in locating advantageous targets;
- our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- our debt and debt service requirements which may restrict our operational and financial flexibility, as well as imposing unfavorable interest and financing costs;
- our ability to maintain our existing credit facilities or obtain satisfactory new credit facilities;
- adverse changes in our short- and long-term debt levels under our credit facilities;
- our exposure to fluctuations in interest rates on our variable-rate debt;
- our ability to attract and retain qualified personnel;
- our ability to maintain good relations with labor unions;
- credit risk associated with our customers, including risk of insolvency and bankruptcy;
- our ability to successfully recover in the event of a disaster affecting our infrastructure; and
- terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

EnerSys
Annual Report on Form 10-K
For the Fiscal Year Ended March 31, 2010

Index

PART I

ITEM 1. *BUSINESS*

OVERVIEW

EnerSys (the "Company," "we," or "us") is the world's largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force.

We have two primary industrial battery product lines: reserve power products and motive power products. Net sales classifications by product line are as follows:

- **Reserve power products** are used for backup power for the continuous operation of critical applications in telecommunications systems, uninterruptible power systems, or UPS, applications for computer and computer-controlled systems, and other specialty power applications, including security systems, for premium starting, lighting and ignition applications, in switchgear and electrical control systems used in electric utilities and energy pipelines, and in commercial aircraft and military aircraft, submarines, ships and tactical vehicles.
- **Motive power products** are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, and for diesel locomotive starting, rail car lighting and rail signaling equipment.

We operate and manage our business in three geographic regions of the world—Americas, Europe and Asia, as described below. Our business is highly decentralized with manufacturing locations throughout the world. More than half of our manufacturing capacity is located outside of the United States, and approximately 60% of our net sales were generated outside of the United States. Under the criteria of the Financial Accounting Standards Board ("FASB") guidance, the Company has three reportable business segments based on geographic regions, defined as follows:

- **Americas**, which includes North and South America, with our segment headquarters in Reading, Pennsylvania, USA,
- **Europe**, which includes Europe, the Middle East and Africa, with our segment headquarters in Zurich, Switzerland, and
- **Asia**, which includes Asia, Australia and Oceania, with our segment headquarters in Singapore.

Additionally, see Note 1 to the Consolidated Financial Statements for information on segment reporting and Note 24 for revenue by country, revenues by key product lines and other required disclosures.

Fiscal Year Reporting

In this Annual Report on Form 10-K, when we refer to our fiscal years, we say "fiscal" and the year number, as in "fiscal 2010", which refers to our fiscal year ended March 31, 2010. The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in 2010 ended on June 28, 2009, September 27, 2009, December 27, 2009, and March 31, 2010, respectively. The four fiscal quarters in 2009 ended on June 29, 2008, September 28, 2008, December 28, 2008, and March 31, 2009, respectively.

History

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa

Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses.

Today, our reserve power batteries are marketed and sold principally under the *PowerSafe, DataSafe, EcoSafe, Hawker, Genesis, Odyssey, Varta, Oerlikon Battery* and *Cyclon* brands. Our motive power batteries are marketed and sold principally under the *Hawker, EnerSys Ironclad, General Battery, Fiamm Motive Power, Douglas* and *Express* brands. We also manufacture and sell related DC power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications.

In August 2004, EnerSys completed an initial public offering (the "IPO"). The Company's Registration Statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission (the "SEC") on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS."

We have expanded our product offerings and services globally through internal growth and acquisitions.

During March 2002, we acquired the reserve power and motive power business of the Energy Storage Group of Invensys plc. ("ESG"). In June 2005, we acquired the motive power battery business of FIAMM, S.p.A. ("FIAMM"), which complements our European motive power business. During fiscal 2006 and 2007, we made a number of smaller acquisitions, including a producer of specialty nickel-based batteries based in Germany; a producer of lithium power sources, primarily for aerospace and defense applications, located in the United States; a lead-acid battery business in Switzerland; and a manufacturing facility in China. During fiscal 2008, we acquired an approximate 97% interest in Energia AD, an industrial battery producer, now known as EnerSys AD ("Energia"), in Bulgaria.

During fiscal 2010, the Company made several acquisitions, the most significant of which was the acquisition of the industrial battery businesses of the Swiss company Accu Holding AG, which included the acquisition of the stock of OEB Traction Batteries and the operating assets and liabilities of Oerlikon Stationery Batteries and its Swedish sales subsidiary (all collectively referred to as "Oerlikon"). These acquisitions and the investment provide the Company with an additional range of well respected and designed products for use in high integrity applications in telecommunications, utilities, rail, material handling and mining, and other sectors.

Liquidity and Capital Resources

Our financial position is strong and we have substantial liquidity with approximately $201 million of available cash and short-term investments. In addition to cash flows from operating activities, we had available committed and uncommitted credit lines of approximately $247 million at March 31, 2010 and $265 million at March 31, 2009 to cover short-term liquidity requirements. On a long-term basis, our senior secured revolving credit facility is committed through June 2013 as long as we continue to comply with its covenants and conditions.

During the first quarter of fiscal 2009, we refinanced the majority of our debt with a new $350 million senior secured credit facility and the issuance of $172.5 million of senior unsecured 3.375% Convertible Notes due 2038, unless earlier converted, redeemed or repurchased. This refinancing was completed during favorable debt market conditions and significantly enhanced our liquidity, extended our debt maturities and lowered our cash interest costs.

(See *Liquidity and Capital Resources* in Item 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS* and Notes 8 and 11 in *Notes to Consolidated Financial Statements* in Item 8).

Restructuring Plans

In connection with the acquisition of Oerlikon in fiscal 2010, we commenced restructuring activities to integrate Oerlikon into our European operations. The accounting for the Oerlikon acquisition also resulted in the recognition of a bargain purchase gain of $2.9 million.

During February and May 2009, we also announced a plan to restructure our European and American operations, which will eliminate approximately 515 employees upon completion across our operations. These actions are primarily in Europe, the most significant of which was the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center, both occurring in 2010 to continue to provide responsive service to our customers in that market. We estimate that the total charges for these actions will amount to approximately $33.0 million, which includes cash expenses of approximately $24.0 million, primarily for employee severance-related payments, and a non-cash charge of approximately $9.0 million, primarily for impairment of fixed assets. Through March 31, 2010, we have expensed $31.5 million for these restructuring programs.

Following the May 2007 acquisition of approximately a 97% interest in Energia, we announced our commitment to restructure certain operations primarily to facilitate the integration of Energia into the Company's worldwide operations. This restructuring program is near completion and we have incurred a total charge of $17 million, which included cash expenses of approximately $12.5 million, primarily for employee severance-related payments, and a non-cash charge of approximately $4.5 million, primarily for impairment of fixed assets.

(See *Cost Savings Initiatives-Restructuring* in Item 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS* and Note 20 of Notes to Consolidated Financial Statements in Item 8).

Segments

The Company operates in three business segments: (1) Americas, which includes North and South America (2) Europe, which includes Europe, the Middle East and Africa, and (3) Asia, which includes Asia, Australia and Oceania. Each business segment operates predominantly in one industry, the industrial battery industry, and our products are organized under two major product lines, reserve power products and motive power products. Financial information about our business segments is included in Note 24 of Notes to Consolidated Financial Statements in Item 8.

Our Customers

We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors. We are not overly dependent on any particular end market. Our customer base is highly diverse and no single customer accounts for more than 5% of our revenues.

Product Lines

Our reserve power customers consist of regional customers as well as global customers. These customers are in diverse markets including telecom, UPS, electric utilities, security systems, emergency lighting and premium starting, lighting and ignition applications. In addition, we sell our aerospace and defense products in numerous countries, including the governments of the U.S., Germany and the U.K. and to major defense and aviation original equipment manufacturers ("OEMs").

Our motive power products are sold to a large, diversified customer base. These customers include material handling equipment dealers, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operators and railroads.

Distribution and Services

We distribute, sell and service reserve power products globally through a combination of company-owned offices, independent manufacturers' representatives and distributors managed by our regional sales managers. With our global manufacturing locations and regional warehouses, we believe we are well positioned to meet our customers' delivery and servicing requirements. We have targeted our approach to meet local market conditions, which we believe provides the best possible service for our regional customers and our global accounts.

We distribute, sell and service our motive power products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. We believe we are one of the only battery manufacturers in the motive power battery industry that operates a primarily company-owned service network. This company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. We believe that the extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

We manufacture and assemble reserve power and motive power batteries and related products at manufacturing facilities located in the Americas, Europe and Asia. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities located throughout the world, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we periodically enter into hedging arrangements for a portion of our projected requirements to reduce the volatility of our costs.

Competition

The industrial battery market is highly competitive both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. Our competitors range from development stage companies to major domestic and international corporations. We also compete with other energy storage technologies. We compete primarily on the basis of reputation, product quality, reliability of service, delivery and price. We believe that our products and services are competitively priced.

Europe

We believe we have the largest market share in the European industrial battery market. We compete principally with Exide Technologies in the reserve and motive products markets; FIAMM, NorthStar, SAFT as well as Chinese producers in the reserve products market; and Hoppecke in the motive products market.

Americas

We believe we have the largest market share for the Americas industrial battery market. We compete principally with Exide Technologies and East Penn Manufacturing in the reserve and motive products markets; C&D Technologies Inc., NorthStar, SAFT and EaglePicher (OM Group) in the reserve products market; and Crown Battery Manufacturing Co. in the motive products market.

Asia

We have a small share of the fragmented Asian industrial battery market. We compete principally with GS Yuasa in the reserve and motive products markets; Coslight, Narada and China Shoto in the reserve products market; and JSB and Shinkobe in the motive products market.

Warranties

Warranties for our products vary geographically and by product type and are competitive with other suppliers of these types of products. Generally, our reserve power product warranties range from one to twenty years and our motive power product warranties range from one to seven-years. The length of our warranties is sometimes extended to reflect varied regional characteristics and competitive influences. In some cases, our warranty period may include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

We have numerous patents and patent licenses in the United States and other jurisdictions but do not consider any one patent to be material to our business. From time to time, we apply for patents on new inventions and designs, but we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

Although other manufacturers may possess certain thin-plate pure-lead technology (“TPPL”), we believe we are the only manufacturer of products using TPPL technology in the reserve and motive power markets. Some aspects of this technology may be patented in the future. In any event, we believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for these markets.

We own or possess exclusive and non-exclusive licenses and other rights to use a number of trademarks in various jurisdictions. We have obtained registrations for many of these trademarks in the United States and other jurisdictions. Our various trademark registrations currently have durations of approximately 10 to 20 years, varying by mark and jurisdiction of registration and may be renewable. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace. Some of the significant (registered and unregistered) trademarks that we use include: *Aquafree, Armasafe plus, Combitrac, Compact Power, Cyclon, DataSafe, Deserthog, Douglas Battery, Douglas Legacy, EcoSafe, Electrona, Energia, Energy Plus, EnerSys Ironclad, Envirolink, Eon Technology, Express, FIAMM Motive Power, General Battery, Genesis, Hawker, HUP, LifeGuard, LifePlus, Life Speed, Loadhog, Odyssey, Oerlikon Battery, Oldham, PowerGuard, PowerLease, Powerline, PowerPlus, PowerSafe, Rackline, Redion, Smarthog, Superhog, Supersafe, Varta, Waterless* and *Workhog.*

Seasonality

Our business generally does not experience significant quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns. However, our second fiscal quarter normally experiences moderate reductions in net sales compared to our first fiscal quarter for that year, due to summer manufacturing shutdowns of our customers and holidays primarily in North America and Western Europe. Our fourth fiscal quarter normally experiences the highest sales of any fiscal quarter within a given year. Many reserve power telecommunications customers tend to perform extensive service and engage in higher battery replacement and maintenance activities in the first calendar quarter of a year, which is our fourth fiscal quarter. In addition, many of our largest industrial customers are on a calendar year basis and many tend to also purchase their durable goods more heavily in our fourth fiscal quarter than within any other fiscal quarter.

However, global economic conditions had a significant impact on our sales in the past two years. After increasing modestly in the first fiscal quarter of 2009 over the last fiscal quarter of 2008, worldwide sales declined sequentially by 11.0%, 12.5% and 14.7% in the second, third and fourth fiscal quarters of 2009, respectively. After decreasing by 13.5% in the first fiscal quarter of 2010 from the last fiscal quarter of 2009, worldwide sales increased sequentially by 8.0%, 14.7% and 7.0% in the second, third and fourth fiscal quarters of 2010, respectively, as global economic activity improved.

Product and Process Development

Our product and process development efforts are focused on the creation and optimization of new battery products using existing technologies, which, in certain cases, differentiate our stored energy solutions from that of our competition. We allocate our resources to the following key areas:

- the design and development of new products;
- optimizing and expanding our existing product offering;
- waste and scrap reduction;
- production efficiency and utilization;
- capacity expansion without additional facilities; and
- quality attribute maximization.

Employees

At March 31, 2010, we had approximately 7,800 employees. Of these employees, approximately 2,870, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being three years. These agreements expire over the period from calendar years 2010 to 2012.

We consider our employee relations to be good. Historically, we have not experienced any significant labor unrest or disruption of production.

Environmental Matters

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, we are required to comply with the regulation issued from the European Economic Union called Registration, Evaluation, Authorization and Restriction of Chemicals or "REACH," that entered into force on June 1, 2007. Under the regulation, companies which manufacture or import more than one ton of a chemical substance per year will be required to register it in a central database administered by the new European Chemicals Agency. REACH will require a registration, over a period of 11 years, of some 30,000 chemical substances. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time, we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. In addition, we have been and may, in the future be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

Sumter, South Carolina

We currently are responsible for certain environmental obligations at our former battery facility in Sumter, South Carolina. This battery facility was closed in 2001 and is separate from our current metal fabrication facility in Sumter. We are subject to ongoing storm water inspection requirements under a 2000 Consent Order based on suspected lead contamination. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility. We have established a reserve for this facility. As of March 31, 2010, the reserves related to this facility totaled approximately $3.7 million. Based on current information, we believe this reserve is adequate to satisfy our environmental liabilities at this facility.

Manchester, England

In the first fiscal quarter of 2009, the Company sold its Manchester, England manufacturing facility. The new owners assumed the related environmental obligations and, accordingly, we removed the approximate $6.6 million of environmental reserves associated with this location.

Environmental and safety certifications

Eleven of our facilities in the United States, Europe and Asia are certified to ISO 14001 standards. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance. Two facilities in Europe are certified to OHSAS 18001 standards.

Quality Systems

We utilize a global strategy for quality management systems, policies and procedures, the basis of which is the ISO 9001:2000 standard, which is a worldwide recognized quality standard. We believe in the principles of this standard and reinforce this by requiring mandatory compliance for all manufacturing, sales and service locations that are registered to the ISO 9001 standard. This strategy enables us to provide effective products and services to meet our customers' needs.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document we file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our Internet address is *http://www.enersys.com*. We make available free of charge on *http://www.enersys.com* our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. *RISK FACTORS*

The following risks and uncertainties, as well as others described in this Annual Report on Form 10-K, could materially and adversely affect our business, our results of operations and financial conditions and could cause actual results to differ materially from our expectations and projections. Stockholders are cautioned that these and other factors, including those beyond our control, may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. There may be additional risks that are not presently material or known. See "Cautionary Note Regarding Forward-Looking Statements." All forward-looking statements made by us or on our behalf are qualified by the risks described below.

We operate in an extremely competitive industry and are subject to continual pricing pressure.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry, consolidation among industrial battery purchasers and the financial difficulties being experienced by several of our competitors, we have been subjected to continual and significant pricing pressures. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers are able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with OEMs and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

The current uncertainty in global economic conditions could negatively affect the Company's operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. Our products are heavily dependent on the end markets that we serve and our operating results will vary by geographic segment, depending on the economic environment in these markets. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The uncertainty in global economic conditions varies by geographic segment, and can result in substantial volatility in global credit markets. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and earnings generation and result in a material adverse effect on our business, cash flow, results of operations and financial position.

Risk of forced conversion of Convertible Notes

Under the terms of our senior unsecured 3.375% Convertible Notes, a holder of Convertible Notes may require the Company to repurchase some or all of the holder's Convertible Notes for cash upon the occurrence of a fundamental change as defined in the indenture and on each of June 1, 2015, 2018, 2023, 2028 and 2033 at a price equal to 100% of the accreted principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, if any, in each case. As of March 31, 2010, the Company has $172.5 million of Convertible Notes outstanding.

The Company expects to have the available liquidity, and it is the Company's current intent to settle the principal amount of any such conversions in cash, and any additional optional conversions in cash, shares of EnerSys common stock or a combination of cash and shares. The Convertible Notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased by the Company.

Reliance on third party relationships and derivative agreements could adversely affect the Company's business.

We depend on third parties, including suppliers, distributors, lead toll operators, freight forwarders, insurance brokers, commodity brokers, major financial institutions and other third party service providers, for key aspects of our business including the provision of derivative contracts to manage risks of: a) lead cost volatility, b) foreign currency exposures and c) interest rate volatility on a portion of our long-term floating-rate debt. Failure of these third parties to meet their contractual, regulatory and other obligations to the Company or the development of factors that materially disrupt our relationships with these third parties could expose us to the risks of high lead costs, unfavorable foreign currency rates and higher interest expenses, which could have a material adverse effect on our business.

Our raw materials costs are volatile and expose us to significant movements in our product costs.

Lead is our most significant raw material and is used along with significant amounts of plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw material costs account for over half of our cost of goods sold. The costs of these raw materials, particularly lead, are volatile and beyond our control.

Volatile raw material costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge the costs of our raw material requirements at a reasonable level or pass on to our customers the increased costs of our raw materials.

Our operations expose us to the risk of material environmental, health and safety liabilities, costs, and litigation.

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at several of our properties, in most cases as required by regulatory permitting processes. We may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

Legislation regarding the restriction of the use of certain hazardous substances in electrical and electronic equipment.

The European Union has directed that new electrical and electronic equipment not contain certain hazardous substances, including lead and cadmium. Because battery accessories and chargers are subject to this directive, our compliance with the directive directly impacts our manufacturing of these products and could cause certain of our existing inventory to be obsolete. In addition, certain other jurisdictions outside the European Union have implemented, or plan to implement, similar restrictions with various compliance dates. We cannot assure you that we will meet all restrictions by each of the required dates. Inventory obsolescence and our failure to comply could each have an adverse effect on our financial results.

We are exposed to exchange rate risks, and our net income and financial condition may suffer due to currency translations.

We invoice foreign sales and service transactions in local currencies and translate net sales using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current exchange rates as of the balance sheet date. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro, British pound and Polish zloty, may adversely affect our revenue, cost of revenue and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries. Approximately 60% of net sales were generated outside of the United States.

Most of the risk of fluctuating foreign currencies is in our Europe segment, which comprised approximately 50% of our net sales during the last two fiscal years. The euro is the dominant currency in our European operations.

The translation impact from currency fluctuations on net sales and operating earnings in Americas and Asia segments are not significant, as a substantial majority of these net sales and operating earnings are in U.S. dollars or foreign currencies that have been closely correlated to the U.S. dollar.

Foreign currency depreciation will make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, while the related revenue will decrease when translated to U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We periodically engage in hedging of our foreign currency exposures, but cannot assure you that we can successfully hedge all of our foreign currency exposures or do so at a reasonable cost.

We manufacture and assemble our products primarily in Bulgaria, China, the Czech Republic, France, Germany, Mexico, Poland, the United Kingdom and the United States. Approximately 60% of our sales and expenses are translated in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in the U.S. dollar, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the euro, British pound, Polish zloty, Chinese renminbi and Mexican peso.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce the impact from the volatility of currency movements. Based primarily on statistical currency correlations on our current exposures for fiscal 2010, we are confident that the pretax effect on annual earnings due to changes in the principal currencies in which we conduct our business would not be in excess of approximately $10 million in more than one year out of twenty years. The fiscal 2009 gains exceeded the normal statistical range. The settlement or translation of intercompany financing and trading balances during a period of unusually high volatility of foreign currency exchange rates in fiscal 2009, resulted in a gain of $11.6 million from foreign currency transactions as compared to a loss of $3.0 million in fiscal 2010. We have taken steps that we believe will mitigate the impact of these foreign currency rate fluctuations and such fluctuations were minimized in the fiscal 2010; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and/or distribution facilities outside of the United States, including in the United Kingdom, France, Germany, China, Mexico, Poland, the Czech Republic, Spain, Italy, Bulgaria, Australia, Belgium and Switzerland. We may face political instability and economic uncertainty, cultural and religious differences and difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able to successfully develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies have been introduced over the past several years. For certain important and growing markets, such as aerospace and defense, lithium-based battery technologies have large and growing market share. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace & defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers' demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our lead-acid products will remain competitive with products based on new technologies.

We may not be able to adequately protect our proprietary intellectual property and technology.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially TPPL technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

Relocation of our customers' operations could adversely affect our business.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to lower-cost territories, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

We may fail to implement our plans to make acquisitions or successfully integrate them into our operations.

As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. Exceeding any of these restrictions would require the consent of our lenders. We may be unable to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and we may not be able to realize related revenue synergies and cost savings within expected time frames. Our failure to execute our acquisition strategy could have a material adverse effect on our business. We cannot assure you that our acquisition strategy will be successful or that we will be able to successfully integrate acquisitions we do make.

Any acquisitions that we complete may dilute stockholder ownership interests in EnerSys, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute stockholder ownership interests. In addition, future acquisitions might not increase, and may even decrease our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

The failure of critical computer systems could seriously affect our sales and operations.

We operate a number of critical computer systems throughout our business that can fail for a variety of reasons. If such a failure were to occur, then we may not be able to sufficiently recover from the failure in time to avoid the loss of data or any adverse impact on certain of our operations that are dependent on such systems. This could result in lost sales and the inefficient operation of our facilities for the duration of such a failure.

Our ability to maintain adequate credit facilities.

Our ability to continue our ongoing business operations and fund future growth depends on our ability to maintain adequate credit facilities and to comply with the financial and other covenants in such credit facilities or to secure alternative sources of financing. However, such credit facilities or alternate financing may not be available or, if available, may not be on terms favorable to us.

Our significant indebtedness could adversely affect our financial condition.

As of March 31, 2010, we had $350.5 million of total consolidated debt (including capital lease obligations). This level of debt could:

- increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings bear, and will continue to bear, interest at floating rates;
- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;
- limit our flexibility in planning for, or reacting to, changes in our business and industry;
- restrict our ability to introduce new products or new technologies or exploit business opportunities;
- place us at a disadvantage compared with competitors that have proportionately less debt;
- limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements; and
- have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

This list of factors that may affect future performance includes all material factors of which we are aware. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

Set forth below is certain information, as of March 31, 2010, with respect to our principal properties. The primary function of the listed facilities is manufacturing of industrial batteries, unless otherwise noted.

Location	Products Produced/Function	Size (sq. feet utilized)	Owned/Leased
Americas:			
Reading, PA	Worldwide and Americas Headquarters	109,000	Owned
Warrensburg, MO	Industrial Batteries	490,000	Owned
Richmond, KY	Industrial Batteries and Distribution	372,500	Owned/Leased
Hays, KS	Industrial Batteries	351,000	Owned
Monterrey, Mexico	Industrial Batteries	181,000	Owned
Tijuana, Mexico	Industrial Batteries	156,000	Owned
Ooltewah, TN	Industrial Batteries	100,750	Owned
Allentown, PA	Distribution Center	80,000	Leased
Sumter, SC	Distribution Center	70,000	Owned
Cleveland, OH	Industrial Battery Chargers	66,000	Owned
Sumter, SC	Metal Fabrication	52,000	Owned
Horsham, PA	Industrial Batteries	51,400	Leased
Chino, CA	Distribution Center	47,400	Leased
Monterrey, Mexico	Metal Fabrication	44,800	Leased
Dallas, TX	Distribution Center	40,000	Leased
Washington, PA	Distribution Center	37,800	Leased
Santa Fe Springs, CA	Distribution Center	35,000	Leased
Brampton, Canada	Distribution Center	30,400	Leased
Burr Ridge, IL	Distribution Center	25,500	Leased
Norcross, GA	Distribution Center	23,600	Leased
Somerset, NJ	Distribution Center	23,000	Leased
Kansas City, MO	Distribution Center	19,700	Leased
Union City, CA	Distribution Center	17,400	Leased
Warrington, PA	Distribution Center	15,000	Leased
Warwick, RI	Design Center	4,000	Leased
Europe:			
Zurich, Switzerland	Europe Headquarters	2,500	Leased
Arras, France	Industrial Batteries and Battery Chargers	486,000	Owned
Targovishte, Bulgaria	Industrial Batteries	483,000	Owned
Newport, Wales	Industrial Batteries	233,000	Owned
Bielsko-Biala, Poland	Industrial Batteries	220,000	Owned
Hagen, Germany	Industrial Batteries	185,000	Owned
Hostimice, Czech Republic	Metal Fabrication and Distribution	85,310	Owned
Herstal, Belgium	Distribution Center	58,700	Leased
Zwickau, Germany	Industrial Batteries	57,000	Leased
Zamudio, Spain	Industrial Battery Assembly and Distribution	55,000	Owned
Gambellara, Italy	Distribution Center	54,000	Leased
Manchester, England	Distribution Center	42,600	Leased
Tunis, Tunisia	Industrial Batteries	23,000	Leased
Budapest, Hungary	Industrial Batteries	12,000	Leased
Asia:			
Singapore	Asia Headquarters	3,200	Leased
Shenzhen, China	Industrial Batteries	176,000	Leased
Jiangsu, China	Industrial Batteries	160,000	Owned
Shantou, China	Industrial Batteries	92,000	Owned
Sydney, Australia	Industrial Battery Assembly and Distribution	13,000	Leased

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in litigation incidental to the conduct of our business. We do not expect that any of this litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

ITEM 4. *REMOVED AND RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock has been listed on the New York Stock Exchange under the symbol "ENS" since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock. The following table sets forth, on a per share basis for the periods presented, the range of high, low and closing prices of the Company's common stock.

Quarter Ended	High Price	Low Price	Closing Price
June 28, 2009	$19.36	$12.80	$18.83
September 27, 2009	22.85	16.38	21.72
December 27, 2009	24.27	21.28	22.18
March 31, 2010	24.99	19.49	24.66
June 29, 2008	$37.14	$22.54	$33.02
September 28, 2008	34.23	18.30	19.69
December 28, 2008	19.71	5.96	10.58
March 31, 2009	13.47	8.74	12.12

Holders of Record

As of May 26, 2010, there were approximately 286 record holders of common stock of the Company. Because many of such shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never paid or declared any cash dividends on our common stock, and we have certain restrictions from doing so by our senior secured credit facility. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

During the three fiscal years ended March 31, 2010, we did not issue any unregistered securities.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the number of common shares we purchased during the fourth fiscal quarter of 2010 from participants in our equity incentive plans. As provided by such plans, vested options outstanding may be exercised through surrender to the Company of option shares or vested options outstanding under the plans to satisfy the applicable aggregate exercise price (and any withholding tax) required to be paid upon such exercise.

Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may be purchased under the plans or programs
December 28, 2009- January 24, 2010	16,094	$21.87	—	—
January 25, 2010-Febuary 21, 2010	—	—	—	—
February 22, 2010-March 31, 2010	60,034	24.36	—	—
Total	76,128	$23.84	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the changes in cumulative total returns on EnerSys' common stock with the changes in cumulative total returns of the New York Stock Exchange Composite Index, a broad equity market index, and the total return on a selected peer group index. The peer group selected is based on the standard industrial classification codes ("SIC Codes") established by the U.S. government. The index chosen was "Miscellaneous Electrical Equipment and Suppliers" and comprises all publically traded companies having the same three-digit SIC Code (369) as EnerSys. The constituent companies are: A123 Systems Inc., Active Power Inc., Advanced Battery Technologies Inc., C & D Technologies Inc., Chatsworth Data Solutions Inc., China BAK Battery Inc., Composite Technology Corp., Cymer Inc., DAM Holdings Inc., Eclips Energy Technologies Inc., Electro Energy Inc., Ener1 Inc., Energenx Inc., Energizer Holdings Inc., Enerlume Energy Management Corp., Exide Technologies, Greatbatch Inc., Hoku Scientific Inc., Hydrogen Corp., Li-Ion Motors Corp., Lithium Technology Corp., Manhattan Scientifics Inc., Millenium Cell Inc., Motorcar Parts of America, Oak Ridge Micro Energy Inc., Powersafe Technology Inc., Rofin-Sinar Technologies Inc., Satcon Technology Corp., Save the World Air Inc., Spectrum Brands Inc., Standard Motor Products, Inc., TNR Technical Inc., Turbine Truck Engines Inc., Ultralife Batteries Inc. and Valence Technology Inc. The peer group data points are weighted by market capitalization of the constituent companies.

The graph was prepared assuming that $100 was invested in EnerSys' common stock, the New York Stock Exchange Composite Index and the peer group (duly updated for changes) on March 31, 2005.

Comparison Of Five Year Cumulative Total Return*
For Year Ended March 31, 2010
Among EnerSys, The NYSE Composite Index And SIC Code 369


$300
$250
$200
$150
$100
$50
$0
3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10
EnerSys
NYSE Composite
SIC Code 369

* $100 invested on 3/31/05 in stock or index, including reinvestment of dividends.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth certain selected consolidated financial and operating data. The selected consolidated financial data presented below for the fiscal years ended March 31, 2010, 2009 and 2008, and as of March 31, 2010 and 2009, are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data presented below for the years ended March 31, 2007 and 2006, and as of March 31, 2008, 2007 and 2006, are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. This information should be read in conjunction with the consolidated financial statements and the related notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition, each included elsewhere, herein.

	Fiscal Year Ended March 31,				
	2010[1]	2009[1]	2008	2007	2006
	(In thousands, except per share data)				
Consolidated Statements of Income:					
Net sales	$ 1,579,385	$ 1,972,867	$ 2,026,640	$ 1,504,474	$ 1,283,265
Cost of goods sold	1,218,481	1,559,433	1,644,753	1,193,266	1,006,467
Gross profit	360,904	413,434	381,887	311,208	276,798
Operating expenses	235,597	256,507	249,350	221,102	199,900
Bargain purchase gain	(2,919)	—	—	—	—
Gain on sale of facilities	—	(11,308)	—	—	—
Restructuring and other charges	13,929	22,424	13,191	—	8,553
Legal proceedings charge (settlement income)	—	3,366	—	(3,753)	—
Operating earnings	114,297	142,445	119,346	93,859	68,345
Interest expense	22,658	26,733	28,917	27,733	24,900
Charges related to refinancing	—	5,209	—	—	—
Other (income) expense, net	4,384	(8,597)	4,234	3,024	(1,358)
Earnings before income taxes	87,255	119,100	86,195	63,102	44,803
Income tax expense	24,951	37,170	26,499	17,892	14,077
Net earnings	$ 62,304	$ 81,930	$ 59,696	$ 45,210	$ 30,726
Net earnings per share					
Basic	$ 1.29	$ 1.68	$ 1.25	$ 0.97	$ 0.66
Diluted	1.28	1.66	1.22	0.95	0.66
Weighted average shares outstanding					
Basic	48,122,207	48,824,434	47,645,225	46,539,638	46,226,582
Diluted	48,834,095	49,420,303	48,644,450	47,546,240	46,788,363

	Fiscal Year Ended March 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated cash flow data:					
Net cash provided by operating activities	$ 136,602	$ 219,437	$ 4,018	$ 72,424	$ 42,872
Net cash used in investing activities	(77,244)	(46,810)	(62,150)	(49,052)	(76,876)
Net cash (used in) provided by financing activities	(24,472)	(23,196)	39,558	(1,323)	27,905
Other operating data:					
Capital expenditures	45,111	57,143	45,037	42,355	39,665

	As of March 31,				
	2010	2009(1)	2008	2007	2006
			(In thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents	$ 201,042	$ 163,161	$ 20,620	$ 37,785	$ 15,217
Working capital	475,768	429,769	389,480	276,252	211,434
Total assets	1,652,010	1,492,851	1,710,790	1,409,013	1,263,948
Total debt, including capital leases	350,486	375,656	426,754	402,311	402,490
Total EnerSys stockholders' equity	779,897	670,151	691,543	542,099	445,188

(1) In the first fiscal quarter of 2010, we adopted the new accounting for convertible notes as required by the FASB guidance, effective retrospectively to the first fiscal quarter of 2009, for the initial issuance of Convertible Notes in May 2008. The adoption resulted in a restatement of fiscal 2009 net earnings of approximately $2.7 million ($4.3 million pre-tax) and an initial reclass of debt to Paid in Capital of approximately $46.3 million. Additionally, the rules adoption resulted in a comparable decrease in net earnings related to non-cash interest of approximately $3.4 million ($5.4 million pre-tax) in fiscal 2010.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2010, 2009, and 2008, should be read in conjunction with our audited consolidated financial statements and the notes to those statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors. See "Cautionary Note Regarding Forward-Looking Statements," "Business" and "Risk Factors," sections elsewhere in this Annual Report on Form 10-K. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered "non-GAAP financial measures" under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is provided in this Annual Report on Form 10-K.

EnerSys' management uses the non-GAAP measures, EBITDA and Adjusted EBITDA, in their computation of compliance with loan covenants. These measures, as used by EnerSys, adjust net earnings determined in accordance with GAAP for interest, taxes, depreciation and amortization, and certain charges or credits as permitted by our credit agreements, that were recorded during the periods presented.

EnerSys' management uses the non-GAAP measures, Primary Working Capital and Primary Working Capital Percentage (see definition in "Overview" below) along with capital expenditures, in their evaluation of business segment cash flow and financial position performance.

These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for cash flow or operating earnings determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to operating earnings determined in accordance with GAAP.

Overview

We are the world's largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force.

We have two primary industrial battery product lines: reserve power products and motive power products. Net sales classifications by product line are as follows:

- **Reserve power products** are used for backup power for the continuous operation of critical applications in telecommunications systems, UPS, applications for computer and computer-controlled systems, and other specialty power applications, including security systems, for premium starting, lighting and ignition applications, in switchgear and electrical control systems used in electric utilities and energy pipelines, and in commercial aircraft and military aircraft, submarines, ships and tactical vehicles.
- **Motive power products** are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, and for diesel locomotive starting, rail car lighting and rail signaling equipment.

We previously reported two business segments consisting of reserve power and motive power products. The FASB guidance defines that a segment for reporting purposes, is based on the financial performance measures that are regularly reviewed by the chief operating decision maker to assess segment performance and to make decisions about a public entity's allocation of resources. Recent consideration of this guidance and changes made to our management structure, have led us to decide to report our segment results based upon our three geographic regions. Additionally, FASB guidance mandates a single basis of segmentation and therefore we will no longer report our operating earnings by both geographic regions and product lines. We will, however, continue to provide revenue information for our reserve power and motive power product lines, consistent with FASB guidance.

We operate and manage our business in three geographic regions of the world— Americas, Europe and Asia, as described below. Our business is highly decentralized with manufacturing locations throughout the world. More than half of our manufacturing capacity is located outside of the United States, and approximately 60% of our net sales are generated outside of the United States. Under the criteria of the FASB guidance, the Company has three reportable business segments based on geographic regions, defined as follows:

- **Americas**, which includes North and South America, with our segment headquarters in Reading, Pennsylvania, USA:
- **Europe**, which includes Europe, the Middle East and Africa, with our segment headquarters in Zurich, Switzerland; and
- **Asia**, which includes Asia, Australia and Oceania, with our segment headquarters in Singapore.

Additionally, see Note 24 to the Consolidated Financial Statements for revenue by country, revenues by key product lines and other required disclosures.

We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items. All corporate and centrally incurred regional costs are allocated to the business segments based principally on net sales. We evaluate business segment cash flow and financial position performance based primarily upon capital expenditures and primary working capital levels. "Primary working capital" for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) for the respective business segment or reporting location, to derive a "primary working capital percentage." Although we monitor the three elements of primary working capital (receivables, inventory and payables), our primary focus is on the total amount and percentage due to the significant impact it has on cash flow and, as a result, our level of debt.

Our management structure and financial reporting systems, and associated internal controls and procedures, are all consistent with our two business product lines and three geographic regions in which we operate.

Our financial results are largely driven by the following factors:

- general cyclical patterns of the industries in which our customers operate;
- changes in our market share in the product line markets and business segments where we operate;
- changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;
- the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing and distribution and operating activities;
- changes in our levels of debt and changes in the variable interest rates under our credit facilities; and
- the size and number of acquisitions and our ability to achieve their intended benefits.

Current Market Conditions

Economic Climate

Market conditions in our industry were generally strong in fiscal 2008 and through the first fiscal quarter of 2009. Global economic activity declined sharply after that and our revenue reached a recent low point in the first quarter of fiscal 2010. Since then, economic activity has improved and our quarterly revenue has increased along with global increases in industrial production and capital spending. As explained below, we have taken numerous steps to restructure our manufacturing base and administrative operations to reduce our costs. Our capital structure has improved over the last two fiscal years and we believe we have the capital available to meet our business needs and to continue to remain aggressive in pursuing further acquisition opportunities.

Volatility of Commodities

Volatility of commodity costs and foreign currency exchange rates and customer demand have caused large swings in our production costs. In addition, if the economy improves in future periods, our commodity costs may be subject to inflationary cost increases. The cost of lead, our principal raw material, has fluctuated widely during recent years. Our estimated change in lead cost due to fluctuations in price was a decrease of approximately $87 million in fiscal 2010 from fiscal 2009. Our estimated incremental lead cost due to increases in average lead prices in fiscal 2009 over fiscal 2008 was approximately $15 million.

Customer Pricing

We have been subjected to pricing pressures over the past several years. We anticipate continuing competitive pricing pressure as Chinese and other foreign producers expand their export capacity and increase their marketing presence in our major United States and European markets. Additionally, in our current environment, economic pressures have weakened customer demand and increased customer credit risks in both our ability to extend customer credit as well as the ability of our customers to meet their commitments.

Our selling prices have changed substantially during the last several years to reflect the cost of commodities. During fiscal 2009, as a result of reductions in the cost of lead, our average selling prices began to decline as measured on a sequential quarterly basis. During fiscal 2010, our selling prices began to increase to reflect rising commodity prices. Approximately 35% of our revenue is currently subject to agreements that adjust pricing to a market-based index for lead.

Cost Savings Initiatives-Restructuring

To minimize the impacts discussed above, we took actions to further rationalize our production facilities and move capacity to lower cost facilities, as more fully explained below.

We anticipate different demand volatility in each of the business segments for our products and services, influenced by the geographical economic conditions in each segment, and have taken numerous steps to address this volatility. We view this as a time for us to continue to further consolidate operations and undertake additional restructuring of our business. Cost savings programs remain a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing, raw materials costs and our operating expenses. Examples of such cost savings initiatives include our fiscal 2008 European restructuring programs, primarily related to the Energia acquisition, and the fiscal 2009 restructuring program, primarily related to closing our Italian manufacturing operation. In fiscal 2009, we initiated restructuring programs in the Americas and Europe, and, in fiscal 2010, we began the restructuring programs primarily related to the Oerlikon acquisition in Europe. Our operating results reflect most of the benefits of those actions with the remainder to be experienced in future periods. We believe that these restructuring actions will have a favorable pre-tax earnings impact of $36 million when fully implemented by the end of fiscal 2011.

Liquidity and Capital Resources

The worldwide volatility in the economic climate had been a major concern in the past two years. However, we started actions at the beginning of fiscal 2009 that positioned us well to weather the current economic downturn. In May 2008, we completed the sale of $172.5 million aggregate principal amount of senior unsecured 3.375% Convertible Notes due 2038, and used the net proceeds of $168.2 million to repay a portion of its existing senior secured Term Loan B. The senior unsecured Convertible Notes are potentially convertible, at the option of the holders, into shares of our common stock. It is our current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased. As explained, however, in "*Critical Accounting Policies and Estimates,*" our adoption of FASB guidance on accounting for convertible debt instruments that may be settled in cash upon conversion, was effective in the first fiscal quarter of 2010, and was applied on a retrospective basis. The adoption of the guidance increased interest expense for fiscal 2009, retroactively, by a non-cash charge of approximately $4 million, increased fiscal 2010 by approximately $5 million, and is expected to increase to $8 million by fiscal 2015.

Also, immediately following the closing of the $172.5 million senior unsecured Convertible Notes Issue, we commenced refinancing the outstanding combined balance of the senior secured Term Loan B and our existing Revolver of approximately $300 million, with a new $350 million senior secured credit facility comprising a $225 million Term A Loan and a new $125 million Revolver. These actions, along with solid operating performance during fiscal 2009, provided us with the opportunity to repurchase 1.8 million shares of our outstanding common stock at a cost of approximately $19.8 million, which we expect will improve our future earnings per share performance.

Our combined cash flow from operations was approximately $356 million during fiscal 2009 and 2010. During that time we invested $102 million in capital expenditures and in fiscal 2010 we invested $33 million in new business opportunities.

As a result of the above actions, at March 31, 2010, our financial position is strong and we have substantial liquidity with approximately $201 million of available cash and short-term investments, approximately $131 million of undrawn, committed credit lines, and over $116 million of uncommitted credit lines. We believe that we have the financial resources and the capital available to remain active in pursuing further investment and acquisition opportunities.

Our Corporate History

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past several years.

We were formed in late 2000 by Morgan Stanley Capital Partners (currently Metalmark Capital) and the management of Yuasa, Inc. to acquire the reserve power and motive power battery business of Yuasa Corporation (Japan) in North and South America. Our results of operations for the past eight fiscal years have been significantly affected by our acquisition of the reserve power and motive power business of ESG on March 22, 2002 and several smaller acquisitions, including three in fiscal 2010.

Our successful integration of ESG provided global scale in both the reserve and motive power markets. The ESG acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency that, among other initiatives, led to closing underutilized manufacturing plants, distribution facilities, sales offices and eliminating other redundant costs, including staff.

In August 2004, EnerSys completed an IPO, and our common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS."

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Notes to Consolidated Financial Statements in Item 8. In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, sales and expense. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Revenue Recognition

We recognize revenue when the earnings process is complete. This occurs when we ship in accordance with terms of the underlying agreement, title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are primarily shipping point or destination and do not differ significantly between our business segments of the world. Accordingly revenue is recognized when title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

We recognize revenue from the service of reserve power and motive power products when the respective services are performed.

Management believes that the accounting estimates related to revenue recognition are critical accounting estimates because they require reasonable assurance of collection of revenue proceeds and completion of all performance obligations. Also, revenues are recorded net of provisions for sales discounts and returns, which are established at the time of sale. These estimates are based on our past experience.

Asset Impairment Determinations

According to the FASB guidance on the accounting for goodwill and other intangible assets, goodwill is not amortized. We test for the impairment of our goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. We utilize financial projections of our business segments, certain cash flow measures, as well as our market capitalization in the determination of the fair value of these assets.

With respect to our other long-lived assets other than goodwill and indefinite lived intangible assets, we are required to test for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. We apply the FASB guidance on the accounting for the impairment or disposal of long-lived assets, in order to determine whether or not an asset was impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

In making future cash flow analyses of goodwill and other long-lived assets, we make assumptions relating to the following:

- The intended use of assets and the expected future cash flows resulting directly from such use;
- Industry specific economic conditions;
- Competitor activities and regulatory initiatives; and
- Client and customer preferences and patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our financial statements.

Litigation and Claims

From time to time the Company has been or may be a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, federal and state employment laws, including wage and hour laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, the government, customers, suppliers and employees. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

- Interpretation of contractual rights and obligations;
- The status of government regulatory initiatives, interpretations and investigations;
- The status of settlement negotiations;
- Prior experience with similar types of claims;
- Whether there is available insurance coverage; and
- Advice of outside counsel.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. From time to time we may be involved in legal proceedings under federal, state and local, as well as international environmental laws in connection with our operations and companies that we have acquired. The estimation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and credit worthiness of other responsible parties and insurers.

Warranty

We record a warranty reserve for possible claims against our product warranties, which generally run for a period of one to twenty years for our reserve power batteries and for a period of one to seven years for our motive power batteries. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Management believes that the accounting estimate related to the warranty reserve is a critical accounting estimate because the underlying assumptions used for the reserve can change from time to time and warranty claims could potentially have a material impact on our results of operations.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentration and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Retirement Plans

We use certain assumptions in the calculation of the actuarial valuation of our defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return of assets. Changes in these assumptions can result in changes to the recognized pension expense and recorded liabilities.

We account for Defined Benefit Pension Plans in accordance with FASB guidance. The guidance requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a defined benefit postretirement plan's assets and obligation that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the change occurs.

Critical accounting estimates and assumptions related to the actuarial valuation of our defined benefit plans are evaluated periodically as conditions warrant and changes to such estimates are recorded.

Equity-based compensation

We recognize compensation cost relating to equity-based payment transactions by using a fair-value measurement method, in accordance with the FASB guidance on accounting for share-based payment. The FASB guidance requires all equity-based payments to employees, including grants of stock options, to be recognized as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of restricted stock and restricted stock units based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is determined using the Black-Scholes option-pricing model, which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. When estimating the requisite service period of the awards, we consider expected forfeitures and many related factors including types of awards, employee class, and historical experience. Actual results, and future changes in estimates of the requisite service period may differ substantially from our current estimates.

Income Taxes

Our effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. We account for income taxes in accordance with the FASB guidance on accounting for income taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases on recorded assets and liabilities. The FASB guidance also requires that deferred tax assets be reduced by a valuation allowance, when it is more likely than not that a tax benefit will not be realized.

The recognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at the reporting date. In accordance with the FASB guidance on accounting for uncertainty in income taxes, we evaluate tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in the financial statements. If the more likely than not threshold is not met in the period for which a tax position is taken, we may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

We evaluate, on a quarterly basis, our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of cash and result in an increase in the effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Derivative Financial Instruments

We have entered into interest rate swap agreements to manage risk on a portion of our long-term floating-rate debt. We have entered into lead forward purchase contracts to manage risk of the cost of lead. We have entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures. Our agreements are with creditworthy financial institutions, and for those contracts that result in a liability position there is no risk of nonperformance by the counterparties. The risk of nonperformance of those contracts that result in an asset position are not considered material and the vast majority of these will settle within one year. The counterparties to certain of these agreements are lenders under the senior secured credit agreement and liabilities related to these agreements are covered under the security provisions of the Credit Agreement. We do not hold or issue derivative financial instruments for trading or speculative purposes. The FASB guidance on accounting for derivative instruments and hedging activities, establishes accounting and reporting standards for derivative instruments and hedging activities. We recognize all derivatives as either assets or liabilities in the accompanying balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows on the lead and foreign currency forward contracts with the changes in the expected all-in cash outflow required for the lead and foreign currency purchases. This analysis is performed quarterly on the initial purchases that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such interest rate swap agreements. Inventory and cost of goods sold is adjusted to include the payments made or received under such lead and foreign currency forward contracts. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity are recognized in earnings in the period in which the underlying hedged transaction is terminated. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

In the fourth quarter of fiscal 2009, we adopted the FASB guidance on disclosures about derivative instruments and hedging activities, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The FASB guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

Fair Value Measurements

In the first quarter of fiscal 2009, we adopted the FASB guidance on the fair value option for financial assets and financial liabilities. The guidance permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.

Also, in the first quarter of fiscal 2009, we adopted the FASB guidance on fair value measurements as it relates to fair value measurement requirements for financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements. However, FASB deferred the effective date of the guidance until the beginning of our fiscal 2010, as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis. These include goodwill and other non-amortized intangibles.

Market and Economic Conditions

The overall economic conditions in the markets we serve can be expected to have a material effect on our results of operations. Our operating results are directly affected by the world-wide and geographic economic climate as well as general cyclical patterns of the industries in which our major customer groups operate. Each of our business segments are heavily dependent on the end markets they serve and our results of operations will vary depending on general economic activity and the capital expenditure environment in these markets.

Market conditions in our industry were generally strong in fiscal 2008 and through the first quarter of fiscal 2009. Global economic activity declined strongly after that and our revenue reached a recent low point in the first quarter of 2010. Since then, economic activity has improved and our quarterly revenue has increased along with global increases in industrial production and capital spending.

Additionally, during the last four fiscal years, the cost of lead, our principal raw material, has fluctuated widely. The highest price for lead on the London Metal Exchange during fiscal 2007 was $0.91 per pound on February 26, 2007 and during fiscal 2008 was $1.81 per pound on October 15, 2007. The highest and the lowest price for lead on the London Metal Exchange during fiscal 2009 was, respectively, $1.34 per pound on April 7, 2008 and $0.40 per pound on December 22, 2008. The highest and the lowest price for lead on the London Metal Exchange during fiscal 2010 was, respectively, $1.18 per pound on January 7, 2010 and $0.56 per pound on April 1, 2009. Since March 31, 2010, lead averaged approximately $0.93 per pound. Our estimated change in lead cost due to fluctuations in price was a decrease of approximately $87 million in fiscal 2010 from fiscal 2009 compared to an increase of approximately $15 million in fiscal 2009 over fiscal 2008.

We manufacture and assemble our products primarily in Bulgaria, China, the Czech Republic, France, Germany, Mexico, Poland, the United Kingdom and the United States. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Volatile changes in foreign currency exchange rates, such as we experienced in fiscal 2009 and 2010, impact our results of operations.

Our business strategy continues to focus on improving our operating margins by closely monitoring our pricing, controlling our costs and enhancing our product mix. We also remain active in seeking acquisitions to help grow revenue and earnings.

We have been subjected to pricing pressures over the past several years. Our selling prices have changed substantially during the last several years to reflect the cost of commodities. During fiscal 2009, as a result of reductions in the cost of lead, our average selling prices began to decline as measured on a sequential quarterly basis. During fiscal 2010, our selling prices began to increase to reflect rising commodity prices. Approximately 35% of our revenue is currently subject to agreements that adjust pricing to a market-based index for lead.

Cost Savings Initiatives—Restructuring

Cost savings programs remain a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing (labor and overhead), raw materials costs and our operating expenses (primarily selling, general and administrative). Numerous individual cost savings opportunities are identified and evaluated by management with a formal selection and approval process that results in an ongoing list of cost savings projects to be implemented. In certain cases, projects are either modified or abandoned during their respective implementation phases. In order to realize cost savings benefits for a majority of these initiatives, costs are incurred either in the form of capital expenditures, funding the cash obligations of previously recorded restructuring expenses or current period expenses.

During fiscal 2008, we initiated a restructuring plan, primarily in Europe, to facilitate the integration of Energia's reserve and motive power businesses into the Company's worldwide operations. The restructuring was designed to improve operational efficiencies and eliminate redundant costs primarily as a result of the Energia transaction. Total spending for this plan was $17 million with the final $0.5 million charge in fiscal 2010. This plan resulted in the reduction of 272 employees and total annual saving of $12 million.

During fiscal 2009 and fiscal 2010, we announced a plan to restructure our European and American operations, which will result in the reduction of approximately 515 employees on completion of the plan. These actions are primarily in Europe, the most significant of which is the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. We estimate that the total charges for these actions will amount to approximately $33 million, which includes cash expenses of approximately $24 million, primarily for employee severance-related payments, and a non-cash charge of approximately $9 million, primarily for impairment of fixed assets. Based on the applicable accounting guidance, we recorded restructuring charges of $19.1 million in fiscal 2009 and $12.4 million in fiscal 2010. These restructuring actions will have a favorable annualized pre-tax earnings impact of $24 million when fully implemented.

During fiscal 2010, in connection with the acquisition of Oerlikon, we initiated a plan to restructure Oerlikon's operations in Switzerland, which will result in the reduction of approximately 75 employees based on actions taken as of March 31, 2010. We estimate that the total charges for these actions will amount to approximately $2 million, which is primarily for employee severance-related payments. Based on the applicable accounting guidance, we recorded a restructuring charge of $1.3 million in fiscal 2010.

The Company expects to be committed to approximately $2 million of expenses for the remaining restructuring programs in fiscal 2011.

Components of Revenue and Expense

Net sales include the invoiced amount for all products sold and services provided; freight costs, when paid for by our customers; less all related allowances, rebates, discounts and sales, value-added or similar taxes.

Cost of goods sold includes the cost of material, labor and overhead; the cost of our service businesses; freight; warranty and other costs such as distribution centers; obsolete or slow moving inventory provisions; and certain types of insurance.

For fiscal 2010, 2009 and 2008, we estimate that materials costs comprised over half of cost of goods sold. The largest single raw material cost is lead, which comprised approximately 26%, 32% and 33% of cost of goods sold in fiscal 2010, 2009 and 2008, respectively.

We use significant amounts of lead, plastics, steel, copper and other materials in manufacturing our products. The costs of these raw materials, particularly lead, are volatile and some of the volatility can be mitigated through hedging activities. Year over year lead costs decreased approximately $87 million in fiscal 2010 and increased approximately $15 million in fiscal 2009 and $222 million in fiscal 2008, as a result of cost fluctuations experienced during those years. Lead, plastics, steel and copper in the aggregate represent our principal raw materials costs. Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons difficult. We attempt to control our raw materials costs through strategic purchasing decisions and hedging transactions. Where possible, we pass along our increased raw materials costs to our customers.

The following table shows certain average commodity prices for fiscal 2010, 2009 and 2008, which have not been adjusted for the timing of the impact on our financial results:

	2010	2009	2008
Lead $/lb.(1)	$0.901	$0.751	$1.296
Steel $/lb.(2)	0.298	0.333	0.366
Copper $/lb.(1)	2.783	2.660	3.430

(1) Source: London Metal Exchange ("LME")

(2) Source: Nucor Corporation

Labor and overhead are primarily attributable to our manufacturing facilities. Overhead includes plant operating costs such as utilities, repairs and maintenance, taxes, supplies and depreciation.

Operating expenses include all non-manufacturing selling, general and administrative, engineering and other expenses. These include salaries and wages, sales commissions, fringe benefits, professional fees, supplies, maintenance, general business taxes, rent, communications, travel and entertainment, depreciation, advertising and bad debt expenses.

Operating expenses in fiscal 2010, 2009 and 2008 were incurred in the following functional areas of our business (as a percent of the total).

	2010	2009	2008
Selling	59%	61%	62%
General and administrative	34	33	32
Engineering	7	6	6
Total	100%	100%	100%

In comparing fiscal 2010 financial results to fiscal 2009, and fiscal 2009 financial results to fiscal 2008, management believes it is appropriate to consider the following highlighted pretax charges and credits:

Fiscal 2010 included: $2.9 million of a bargain purchase gain on the Oerlikon acquisition, $13.9 million of operating restructuring charges and $2.0 million of expenses for acquisition related charges.

Fiscal 2009 included: $22.4 million of operating restructuring charges, $3.4 million of legal proceedings charge, and the non-operating charges of $5.2 million related to our debt refinancing; partially offset by gains of $11.3 million on sales of facilities.

Fiscal 2008 included: $13.2 million of operating restructuring charges.

Other income (expense), net consists primarily of non-operating foreign currency transaction gains (losses) and expenses associated with shelf registrations and secondary offerings.

We quantify and monitor our global foreign currency exposures. On a selective basis, we will enter into foreign currency forward contracts and option contracts to reduce the impact from the volatility of currency movements. However, in fiscal 2009 foreign currency transaction gains exceeded the normal statistical ranges. The high volatility of currency fluctuations resulted in foreign currency transaction gains of $11.6 million in fiscal 2009 as compared to a loss of $3.0 million in fiscal 2010. We took steps in fiscal 2009 and 2010 that we believe will mitigate the impact of these foreign currency rate fluctuations in the future; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

Results of Operations—Fiscal 2010 Compared to Fiscal 2009

The following table presents summary consolidated statement of income data for fiscal year ended March 31, 2010, compared to fiscal year ended March 31, 2009:

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$1,579.4	100.0%	$1,972.9	100.0%	$(393.5)	(19.9)%
Cost of goods sold	1,218.5	77.1	1,559.5	79.0	(341.0)	(21.9)
Gross profit	360.9	22.9	413.4	21.0	(52.5)	(12.7)
Operating expenses	235.6	15.0	256.5	13.0	(20.9)	(8.1)
Bargain purchase gain	(2.9)	(0.2)	—	—	(2.9)	NA
Gain on sale of facilities	—	—	(11.3)	(0.6)	11.3	NA
Legal proceedings charge	—	—	3.4	0.2	(3.4)	NA
Restructuring charges	13.9	0.9	22.4	1.2	(8.5)	(37.9)
Operating earnings	114.3	7.2	142.4	7.2	(28.1)	(19.8)
Interest expense	22.7	1.4	26.7	1.4	(4.0)	(15.2)
Charges related to refinancing	—	—	5.2	0.3	(5.2)	NA
Other (income) expense, net	4.3	0.3	(8.6)	(0.4)	12.9	NA
Earnings before income taxes	87.3	5.5	119.1	6.0	(31.8)	(26.7)
Income tax expense	25.0	1.6	37.2	1.8	(12.2)	(32.9)
Net earnings	$ 62.3	3.9%	$ 81.9	4.2%	$ (19.6)	(24.0)%

Overview

Fiscal 2010 results include a net sales decrease from fiscal 2009 of 19.9%, to $1.6 billion, due to the recent decline in global economic activity, with a decrease to gross profit of 12.7% to $360.9 million. Our gross profit margin increased 190 basis points to 22.9% due primarily to our cost savings initiatives and the favorable effect of lower commodity costs, partially offset by price decreases to our customers and decreased sales volume. We estimate that the reduction in average selling prices decreased our net sales by approximately 4% in fiscal 2010.

Operating expenses in fiscal 2010 decreased from fiscal 2009 by 8.1%, due mainly to volume, cost restructuring, lower commissions and lower bad debt expense. Operating expenses as a percentage of sales were 15.0% in fiscal 2010, an increase from 13.0% in fiscal 2009 as we did not reduce the fixed cost components at the rate our net sales decreased.

In comparing fiscal 2010 financial results to fiscal 2009, management believes it is appropriate to highlight the following items. We incurred $13.9 million in restructuring expenses in fiscal 2010 compared to $22.4 million in fiscal 2009. Also in fiscal 2010, we expensed $2.0 million acquisition related costs in operating expenses. In fiscal 2009 we incurred a $3.4 million legal proceedings charge. Partially offsetting these unfavorable items in fiscal 2010 was the recognition of a bargain purchase gain of $2.9 million, and, in fiscal 2009, we recorded a gain on sale of facilities of $11.3 million.

Interest expense in fiscal 2010 decreased from fiscal 2009 by approximately $4.0 million or 15.2%, due primarily to higher levels of invested cash, lower borrowing levels and lower LIBOR variable rates offset by an increase of $1.1 million of non-cash accreted interest on our Convertible Notes.

In addition, in fiscal 2009, we incurred approximately $5.2 million of charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility.

Other (income) expense, net was expense of approximately $4.3 million in fiscal 2010 compared to income of $8.6 million in fiscal 2009. This is primarily attributed to $3.0 million of net foreign currency transaction losses in fiscal 2010, as compared to net foreign currency transaction gains primarily on short-term intercompany loans and receivables of $11.6 million in fiscal 2009.

Fiscal 2010 net earnings were $62.3 million compared to fiscal 2009 net earnings of $81.9 million. Net earnings per common share in fiscal 2010 were $1.29 per basic share and $1.28 per diluted share, compared to $1.68 per basic share and $1.66 per diluted share in fiscal 2009.

A discussion of specific fiscal 2010 versus fiscal 2009 operating results follows, including an analysis and discussion of the results of our business segments.

Net Sales

Total net sales decreased $393.5 million or 19.9% in fiscal 2010 from fiscal 2009. This was due to a 17% decline in organic volume and price decreases of 4% as a direct result of the recent economic slowdown. Acquisitions in fiscal 2010 added approximately 1% to net sales.

Fluctuations in the U.S. dollar versus foreign currencies had minimal impact on fiscal 2010 net sales versus fiscal 2009. The euro exchange rate to the U.S. dollar averaged $1.417 / € in fiscal 2010 compared to $1.422/ € in fiscal 2009.

Organic volume declined as a result of the global decline in economic activity. Worldwide industrial production and capital spending slowed significantly and both have a significant impact on our unit sales volume. The organic volume change in sales (the change in sales, excluding the effects of foreign currency translation, acquisitions and price increases) was a decrease of approximately $339 million or 17% in fiscal 2010 from fiscal 2009. The majority of this decrease occurred as a direct result of the recent economic slowdown, particularly in Europe.

In addition, selling price reductions contributed an approximate $77 million or a 4% decrease in our sales in fiscal 2010 from fiscal 2009.

Partially offsetting the above declines was an approximate $24 million or 1% increase in our sales in fiscal 2010 from fiscal 2009 attributable to acquisitions.

Net sales by business segment were as follows:

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	% Net Sales	In Millions	% Net Sales	In Millions	%
Europe	$ 742.0	47.0%	$ 987.2	50.0%	$(245.2)	(24.8)%
Americas	700.3	44.3	831.3	42.2	(131.0)	(15.8)
Asia	137.1	8.7	154.4	7.8	(17.3)	(11.2)
Total net sales	$1,579.4	100.0%	$1,972.9	100.0%	$(393.5)	(19.9)%

The Europe segment's revenue decreased by $245.2 million or 24.8% in fiscal 2010, as compared to fiscal 2009, primarily due to a 21% decrease in organic volume. Also contributing to the decline were lower prices, partially offset by the favorable impact of acquisitions.

The Americas segment's revenue decreased by $131.0 million or 15.8% in fiscal 2010, as compared to fiscal 2009, primarily due to a 14% decrease in organic volume. Also contributing to the decline were lower prices, partially offset by the favorable impact of acquisitions.

The Asia segment's revenue decreased by $17.3 million or 11.2% in fiscal 2010 as compared to fiscal 2009, primarily due to an 8% decrease in organic volume. Also contributing to the decline were lower prices, partially offset by stronger foreign exchange rates.

Net sales by product line were as follows:

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$ 820.5	52.0%	$ 933.8	47.3%	$(113.3)	(12.1)%
Motive power	758.9	48.0	1,039.1	52.7	(280.2)	(27.0)
Total net sales	$1,579.4	100.0%	$1,972.9	100.0%	$(393.5)	(19.9)%

Sales in our reserve power product line decreased in fiscal 2010 by $113.3 million or 12.1% compared to the prior year primarily due to lower organic volume and prices, with a small offset from sales attributed to acquisitions.

Sales in our motive power product line decreased in fiscal 2010 by $280.2 million or 27.0% compared to the prior year primarily due to a decrease in organic volume and prices resulting from the effects of the global economic decline with a small offset from sales attributed to acquisitions.

Gross Profit

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$360.9	22.9%	$413.4	21.0%	$(52.5)	(12.7)%

Gross profit decreased $52.5 million or 12.7% in fiscal 2010 compared to fiscal 2009. Gross profit, excluding the effect of foreign currency translation, decreased $53 million or 12.8% in fiscal 2010 compared to fiscal 2009. Gross profit margin improved 190 basis points in fiscal 2010 compared to fiscal 2009. Lead costs represented approximately 26% of total cost of goods sold for fiscal 2010 as compared to approximately 32% of total cost of goods sold for fiscal 2009. We have made great efforts to improve gross margin in an environment of fluctuating commodity and energy costs, and we continue to focus on a wide variety of sales initiatives, which include improving product mix to higher margin products and obtaining appropriate pricing for products relative to our costs. Lastly, we continue to focus on cost savings initiatives such as relocating production to low cost facilities and implementing more automation in our manufacturing plants.

Operating Expenses, Bargain Purchase Gain, Gain On Sale Of Manufacturing Facility and Other Charges

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$235.6	15.0%	$256.5	13.0%	$(20.9)	(8.1)%
Bargain purchase (gain)	(2.9)	(0.2)	—	—	(2.9)	NA
(Gain) on sale of facilities	—	—	(11.3)	(0.6)	11.3	NA
Legal proceedings charge	—	—	3.4	0.2	(3.4)	NA
Restructuring charges	13.9	0.9	22.4	1.2	(8.5)	(37.9)

Operating Expenses

Operating expenses decreased $20.9 million or 8.1% in fiscal 2010 from fiscal 2009 as net sales decreased 19.9%. Operating expenses represented 15.0% of net sales in fiscal 2010 as compared to 13.0% in fiscal 2009. Selling expenses were 59.0% of operating expenses in fiscal 2010, compared to 61.0% in fiscal 2009. Operating expenses decreased in fiscal 2010 as compared to fiscal 2009, primarily as a result of lower sales commissions due to lower sales volumes, cost restructuring, and lower bad debt expense. As we reduced our costs in this area through cost savings initiatives, we made a conscious decision to maintain much of our selling and administrative personnel through the recent economic decline. This ensured we have adequate staff to grow in the future.

Bargain Purchase Gain

In fiscal 2010, we acquired the industrial battery businesses of the Swiss company Accu Holding AG, which included the acquisition of the stock of OEB Traction Batteries and the operating assets and liabilities of Oerlikon Stationery Batteries and its Swedish sales subsidiary (all collectively referred to as "Oerlikon"). The accounting for the Oerlikon acquisition resulted in the recognition of a bargain purchase gain of $2.9 million. The Company commenced restructuring with the integration of Oerlikon into the Company's operations in the fourth quarter of fiscal 2010. See "Restructuring Charges" below.

Gain on Sale of Facilities

Included in our fiscal 2009 operating results are $11.3 million of highlighted gains resulting from the sale of two of our facilities, the most significant of which was the sale of our manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6.6 million of environmental reserves since the buyers assumed all environmental liabilities associated with this facility. The sale of the Manchester facility was a planned element of ongoing European restructuring programs and is consistent with our strategy to migrate production to lower cost facilities.

Restructuring Charges

In fiscal 2010, we incurred $13.9 million of obligations for activities primarily related to the completion of the restructurings that began in fiscal 2008 and to restructure our recently acquired Oerlikon operation.

In fiscal 2009, we incurred restructuring expenses from activities to restructure our Europe and Americas operations. These actions are primarily in Europe, the most significant of which was the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. In addition, we implemented additional cost reduction actions in our continuing efforts to reduce overall costs. The 2009 restructuring plan charge, which totaled $19.1 million, included $12.9 million incurred for staff reductions plus $6.2 million of non-cash impairment charges for redundant machinery and equipment. Also in fiscal 2009, we incurred obligations of approximately $3.3 million for 2008 European restructuring plan activities that resulted from the Energia acquisition, which included $2.9 million incurred for staff reductions and professional fees, plus $0.4 million of non-cash impairment charges for redundant machinery and equipment, bringing the total expense to date for the 2008 European restructuring initiative to approximately $17.0 million.

At March 31, 2010, the 2008 European restructuring programs were essentially complete; however, the 2009 restructuring program is expected to incur additional obligations of approximately $1 million, primarily in fiscal 2011.

Legal Proceedings Charge

Included in our fiscal 2009 operating results are $3.4 million of highlighted expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that our French subsidiary, EnerSys Sarl, which was acquired by us in 2002, was partially responsible for a 1999 fire in a French hotel under construction. We have appealed this ruling.

Operating Earnings

Fiscal 2010 operating earnings of $114.3 million were $28.1 million lower than in fiscal 2009 and remained at 7.2% of sales. Fiscal 2010 operating earnings were unfavorably affected by lower organic volume and price decreases, partially offset by lower commodity costs and our continuing cost savings programs. As discussed above, fiscal 2010 operating earnings included $2.9 million of highlighted gains resulting from a bargain purchase, and fiscal 2009 operating earnings included $11.3 million of highlighted gains resulting from the sale of two of our facilities and $3.4 million of highlighted legal proceedings charge. In addition, fiscal 2010 and 2009 operating earnings included the negative impact of $13.9 million and $22.4 million, respectively, of restructuring charges. Although not highlighted below, fiscal 2010 also included the negative impact of $2.0 million for acquisition activity related expense in Europe and Americas.

Operating earnings by geographic segment were as follows:

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales[1]	In Millions	As % Net Sales[1]	In Millions	%
Europe	$ 17.6	2.4%	$ 64.9	6.6%	$(47.3)	(72.9)%
Americas	87.2	12.4	79.2	9.5	8.0	10.1
Asia	20.5	15.0	12.8	8.3	7.7	60.2
Subtotal	125.3	7.9	156.9	8.0	(31.6)	(20.1)
Bargain purchase gain-Europe	(2.9)	(0.4)	—	—	(2.9)	NA
Restructuring charges-Europe	13.2	1.8	22.0	2.2	(8.8)	(40.0)
Restructuring charges-Americas	0.7	0.1	0.4	0.1	0.3	75.0
Gain on sales of facilities-Europe	—	—	(11.3)	(1.1)	11.3	NA
Legal proceedings charge-Europe	—	—	3.4	0.3	(3.4)	NA
Total	$114.3	7.2%	$142.4	7.2%	$(28.1)	(19.8)%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

The Europe segment's operating earnings, excluding the highlighted items discussed above, decreased $47.3 million or 72.9% in fiscal 2010 compared to fiscal 2009 due to lower organic volumes and sales prices. Organic volume in Europe dropped more than 20% in fiscal 2010, a significantly larger decrease than in our other two segments. We could not reduce costs in Europe as quickly as in the case of the other segments and, therefore experienced a substantial decline in operating earnings.

The Americas segment's operating earnings, excluding the highlighted items discussed above, increased $8.0 million or 10.1% in fiscal 2010 despite a net sales decrease of 15.8%. The Americas segment's operating earnings were favorably affected by improved plant utilization and cost savings programs, which more than offset a 14% decline in organic growth and a 3% decline in prices.

The Asia segment's operating earnings, which increased $7.7 million, reflect the improved operating performance primarily from commodity cost savings despite a decrease in organic volume of approximately 8% and a decline in selling prices.

Interest Expense

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$22.7	1.4%	$26.7	1.4%	$(4.0)	(15.2)%

Interest expense of $22.7 million in fiscal 2010 (net of interest income of $1.8 million) was $4.0 million lower than the $26.7 million in fiscal 2009 (net of interest income of $0.4 million).

The decrease in interest expense in fiscal 2010 compared to fiscal 2009 is attributed primarily to higher levels of invested cash, lower borrowing levels and lower LIBOR variable rates.

Our average debt outstanding (including the amount of the Convertible Notes discount of $39.4 million) was $364.1 million in fiscal 2010, compared to our average debt outstanding (including the amount of $44.2 million in Convertible Notes discount) of $395.8 million, in fiscal 2009. Our average cash interest rate incurred in fiscal 2010 was 4.3% compared to 5.0% in fiscal 2009.

Included in interest expense is non-cash, accreted interest on the Convertible Notes of $5.4 million in fiscal 2010 and $4.3 million in fiscal 2009. Also included in interest expense are non-cash charges for deferred financing fees of $1.7 million in fiscal 2010, compared to $1.7 million, in fiscal 2009.

Charges Related to Refinancing

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Charges related to refinancing	$—	— %	$5.2	0.3%	$(5.2)	NA

In fiscal 2009, we incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $4.0 million in write offs of deferred financing fees and $1.2 million of losses incurred as a result of the termination of certain interest rate swap agreements.

Other (Income) Expense, Net

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$4.3	0.3%	$(8.6)	(0.4)%	$12.9	NA

Other (income) expense, net was a net expense of approximately $4.3 million in fiscal 2010 compared to a net income of approximately $8.6 million in fiscal 2009. This is primarily attributed to net foreign currency transaction losses primarily on short-term intercompany loans and receivables of $3.0 million in fiscal 2010, as compared to a gain of $11.6 million in fiscal 2009.

Earnings Before Income Taxes

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$87.3	5.5%	$119.1	6.0%	$(31.8)	(26.7)%

As a result of the factors discussed above, fiscal 2010 earnings before income taxes were $87.3 million, a decrease of $31.8 million or 26.7% compared to fiscal 2009.

Income Tax Expense

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$25.0	1.6%	$37.2	1.8%	$(12.2)	(32.9)%
Effective tax rate	28.6%		31.2%			

The effective income tax rate was 28.6% in fiscal 2010, compared to the fiscal 2009 effective tax rate of 31.2%. The lower effective income tax rate in fiscal 2010 was primarily due to changes in the mix of earnings among our various legal entities in multiple jurisdictions and a non-recurring tax benefit of approximately $2.1 million that was recognized during fiscal 2010 on the filing of amended tax returns. The fiscal 2009 effective income tax rate included a non-recurring benefit of approximately $1.1 million on the effective settlement of a foreign tax credit.

Net Earnings

	Fiscal 2010		Fiscal 2009		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net earnings	$62.3	3.9%	$81.9	4.2%	$(19.6)	(24.0)%

As a result of the factors described above, fiscal 2010 net earnings were $62.3 million compared to fiscal 2009 net earnings of $81.9 million. The $19.6 million decrease is due primarily to a $52.5 million or 12.7% decrease in gross profit as a result of a $393.5 million or 19.9% decline in sales. Gross profit margin increased by 190 basis points. In fiscal 2010, operating expenses declined $20.9 million or 8.1% as we did not reduce expenses as much as the percentage decline in revenue.

Net earnings per common share in fiscal 2010 were $1.29 per basic share and $1.28 per diluted share compared to $1.68 per basic share and $1.66 per diluted share in fiscal 2009.

Results of Operations—Fiscal 2009 Compared to Fiscal 2008

The following table presents summary consolidated statement of income data for fiscal year ended March 31, 2009, compared to fiscal year ended March 31, 2008:

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$1,972.9	100.0%	$2,026.6	100.0%	$(53.7)	(2.7)%
Cost of goods sold	1,559.5	79.0	1,644.7	81.2	(85.2)	(5.2)
Gross profit	413.4	21.0	381.9	18.8	31.5	8.3
Operating expenses	256.5	13.0	249.4	12.3	7.1	2.8
Gain on sale of facilities	(11.3)	(0.6)	—	—	(11.3)	NA
Legal proceedings charge	3.4	0.2	—	—	3.4	NA
Restructuring charges	22.4	1.2	13.2	0.7	9.2	69.7
Operating earnings	142.4	7.2	119.3	5.9	23.1	19.4
Interest expense	26.7	1.4	28.9	1.4	(2.2)	(7.6)
Charges related to refinancing	5.2	0.3	—	—	5.2	NA
Other (income) expense, net	(8.6)	(0.4)	4.2	0.2	(12.8)	NA
Earnings before income taxes	119.1	6.0	86.2	4.3	32.9	38.2
Income tax expense	37.2	1.8	26.5	1.3	10.7	40.4
Net earnings	$ 81.9	4.2%	$ 59.7	2.9%	$ 22.2	37.2%

Overview

Fiscal 2009 results include a net sales decrease from fiscal 2008 of 2.7%, to $1.97 billion, with an increase to gross profit of 8.3% to $413.4 million. Our gross profit margin increased 220 basis points to 21% due primarily to price increases to our customers and our cost savings initiatives, partially offset by the unfavorable effect of higher commodity costs of approximately $32 million and decreased sales volume. We estimate that the impact of higher lead costs alone, our primary raw material, unfavorably affected our cost of goods sold by approximately $15 million in fiscal 2009. We estimate that our price increases realized in fiscal 2009 increased our net sales by approximately 5%.

Operating expenses in fiscal 2009 grew over fiscal 2008 by 2.8%, due mainly to general cost increases and higher provisions for bad debts and legal accruals. Operating expenses as a percentage of sales were 13% in fiscal 2009, an increase from 12.3% in fiscal 2008 due to costs described above.

In comparing fiscal 2009 financial results to fiscal 2008, management believes it is appropriate to highlight the following items. We incurred $22.4 million in restructuring expenses in fiscal 2009 compared to $13.2 million in fiscal 2008, and in fiscal 2009 we incurred a $3.4 million legal proceedings charge. Partially offsetting these unfavorable items in fiscal 2009 was a gain on sale of facilities of $11.3 million.

Interest expense in fiscal 2009 decreased from fiscal 2008 by approximately $2.2 million or 7.6%, due primarily to lower LIBOR variable rates, coupled with higher interest income on invested cash. In addition, in fiscal 2009, we incurred approximately $5.2 million of charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility.

Other (income) expense, net was income of approximately $8.6 million in fiscal 2009 compared to a net expense of approximately $4.2 million in fiscal 2008. This is primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans and receivables of $11.6 million in fiscal 2009, as compared to $2.7 million of losses in fiscal 2008, partially offset in fiscal 2009 by a $0.5 million write-off of minority interest losses.

Fiscal 2009 Compared to Fiscal 2008

Net sales by business segment were as follows:

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	% Net Sales	In Millions	% Net Sales	In Millions	%
Europe	$ 987.2	50.0%	$1,115.3	55.0%	$(128.1)	(11.5)%
Americas	831.3	42.2	777.9	38.4	53.4	6.9
Asia	154.4	7.8	133.4	6.6	21.0	15.8
Total net sales	$1,972.9	100.0%	$2,026.6	100.0%	$ (53.7)	(2.7) %

Consolidated net sales decreased by $53.7 million or 2.7% in fiscal 2009. In fiscal 2009, price increases of approximately 5% were more than offset by the negative impact of currency fluctuations of approximately 1% and a decrease in organic volume of approximately 7%. The majority of this decrease occurred in the second half of fiscal 2009 as a direct result of the prevailing economic slowdown, particularly in Europe. We believe our competitors experienced the same economic challenges and allowed our global business to continue to gain market share.

Fluctuations in the U.S. dollar versus foreign currencies resulted in a decrease of approximately $24 million or 1% in fiscal 2009 net sales. The euro exchange rate to the U.S. dollar averaged $1.42/ € in fiscal 2009 compared to $1.43/ € in fiscal 2008, while other European currencies, such as the British pound, declined sharply.

Organic volume declined as a result of the global decline in economic activity. Worldwide industrial production and capital spending slowed and both had a significant impact on our unit sales volume. The organic volume change in sales (the change in sales, excluding the effects of foreign currency translation and price increases) was a decrease of approximately $132 million or 7% in fiscal 2009 from fiscal 2008.

Partially offsetting the above declines was an approximate $102 million or 5% increase in our sales in fiscal 2009 from fiscal 2008 attributable to selling price recovery actions.

The Europe segment's revenue decreased by $128.1 million or 11.5% in fiscal 2009, as compared to fiscal 2008, primarily due to lower organic volume and declining European currencies, which was substantially offset by price increases.

The Americas segment's revenue increased by $53.4 million or 6.9% in fiscal 2009 as compared to fiscal 2008, due to higher prices, partially offset by declines of approximately 1% in both currency and organic growth.

The Asia segment's revenue increased by approximately $21.0 million or 15.8% in fiscal 2009, primarily attributed to higher prices, stronger foreign exchange rates, and continued general business expansion in that region during the period.

Product Line Net Sales

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$ 933.8	47.3%	$ 883.8	43.6%	$ 50.0	5.7%
Motive power	1,039.1	52.7	1,142.8	56.4	(103.7)	(9.1)
Total net sales	$1,972.9	100.0%	$2,026.6	100.0%	$ (53.7)	(2.7)%

Sales in our reserve power business increased in fiscal 2009 by $50.0 million or 5.7% compared to the prior year primarily due to price increases.

Sales in our motive power product line decreased in fiscal 2009 by $103.7 million or 9.1% compared to the prior year primarily due to a decrease in organic volume from the effects of the global economic decline.

Gross Profit

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$413.4	21.0%	$381.9	18.8%	$31.5	8.3%

Gross profit increased $31.5 million or 8.3% in fiscal 2009 compared to fiscal 2008. Gross profit, excluding the effect of foreign currency translation, increased $34.6 million or 9.0% in fiscal 2009 compared to fiscal 2008. Gross profit margin improved 220 basis points in fiscal 2009 compared to fiscal 2008. Gross profit percentage of net sales has improved on a sequential quarterly basis in every quarter of fiscal 2009. Prices for lead, our principal raw material, fluctuated widely in fiscal 2009. Lead costs approximated 32% of total cost of goods sold for fiscal 2009 as compared to approximately 33% of total cost of goods sold for fiscal 2008. We made great efforts to improve gross margin in an environment of fluctuating commodity and energy costs, and we continued to focus on a wide variety of sales initiatives, which benefit our margins by improving product mix to higher margin products. Lastly, we continued to focus on cost savings initiatives such as relocating production to low cost facilities and implementing more automation in our manufacturing plants.

Operating Expenses, Gain On Sale Of Manufacturing Facility and Other Charges

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$256.5	13.0%	$249.4	12.3%	$ 7.1	2.8%
(Gain) on sale of facilities	(11.3)	(0.6)	—	—	(11.3)	NA
Legal proceedings charge	3.4	0.2	—	—	3.4	NA
Restructuring charges	22.4	1.2	13.2	0.7	9.2	69.7

Operating Expenses

Operating expenses increased $7.1 million or 2.8% in fiscal 2009 over fiscal 2008 as net sales decreased 2.7%. Excluding the effect of foreign currency translation, operating expenses increased 3.8% in fiscal 2009 over fiscal 2008, while net sales decreased 1.5% in fiscal 2009 from fiscal 2008. Operating expenses represented 13.0% of net sales in fiscal 2009 as compared to 12.3% in fiscal 2008. Selling expenses were 61.0% of operating expenses in fiscal 2009, compared to 61.8% in fiscal 2008. Operating expenses increased in fiscal 2009 as compared to fiscal 2008, primarily due to higher provisions for bad debts and legal accruals. We continued to further reduce our costs in this area through cost savings initiatives.

Gain on Sale of Facilities

Included in our fiscal 2009 operating results are $11.3 million of highlighted gains resulting from the sale of two of our facilities, the most significant of which was the sale of our manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6.6 million of environmental reserves established through purchase accounting of the ESG acquisition in fiscal 2002 as the buyers assumed all environmental liabilities associated with this facility. The sale of the Manchester facility was a planned element of ongoing European restructuring programs and is consistent with our strategy to migrate production to lower cost facilities.

Restructuring Charges

In fiscal 2009, we incurred restructuring expenses for activities to restructure our European and American operations. These actions were primarily in Europe, the most significant of which is the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. In addition, we made additional cost reduction actions in order to meet current and anticipated future customer demand. The 2009 restructuring plan charge, which totals $19.1 million, includes $12.9 million incurred for staff reductions plus $6.2 million of non-cash impairment charges for redundant machinery and equipment. Also in fiscal 2009, we incurred obligations of approximately $3.3 million for 2008 European restructuring plan activities that resulted from the Energia acquisition, which included $2.9 million incurred for staff reductions and professional fees, plus $0.4 million of non-cash impairment charges for redundant machinery and equipment, bringing the total expense to date for the 2008 European restructuring initiative to approximately $17.0 million.

Included in our fiscal 2008 operating results are $13.2 million of highlighted restructuring charges for European restructuring activities, which included $9.3 million that were incurred for staff reductions and professional fees, plus $3.9 million of non-cash impairment charges for redundant machinery and equipment.

Legal Proceedings Charge

Included in our fiscal 2009 operating results are $3.4 million of highlighted expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that our French subsidiary, EnerSys Sarl, which was acquired by us in 2002, was partially responsible for a 1999 fire in a French hotel under construction. We have appealed this ruling.

Operating Earnings

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales(1)	In Millions	As % Net Sales(1)	In Millions	%
Europe	$ 64.9	6.6%	$ 61.9	5.6%	$ 3.0	4.8%
Americas	79.2	9.5	67.9	8.7	11.3	16.7
Asia	12.8	8.3	2.7	2.1	10.1	NA
Subtotal	$156.9	8.0%	$132.5	6.5%	$ 24.4	18.4%
Gain on sale of facilities-Europe	(11.3)	(1.1)	—	—	(11.3)	NA
Restructuring charges-Europe	22.0	2.2	13.2	1.2	8.8	66.7
Restructuring charges-Americas	0.4	0.1	—	—	0.4	NA
Litigation proceedings charge-Europe	3.4	0.3	—	—	3.4	NA
Total operating earnings	$142.4	7.2%	$119.3	5.9%	$ 23.1	19.4%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

Operating Earnings

Fiscal 2009 operating earnings of $142.4 million were $23.1 million higher than in fiscal 2008 and our operating margins increased 130 basis points to 7.2%. Fiscal 2009 operating earnings were favorably affected by price increases and our continuing cost savings programs, partially offset by higher commodity costs and lower sales volume. Fiscal 2009 operating earnings included $11.3 million of highlighted gains resulting from the sale of two of our facilities and $3.4 million of highlighted legal proceedings charge. In addition fiscal 2009 and 2008 operating earnings included the negative impact of $22.4 million and $13.2 million, respectively, of restructuring charges.

The Europe segment's operating earnings increased $3.0 million or 4.8% in fiscal 2009 compared to fiscal 2008 as increased sales prices and cost savings programs more than offset the effect of lower organic volume. The Europe segment's operating earnings were also adversely affected by approximately $22.0 million of restructuring charges and approximately $3.4 million for a legal proceedings charge, and favorably affected by the approximate $11.3 million gain on sale of facilities, primarily our Manchester, England manufacturing facility. The restructuring program that was begun in fiscal 2009, the most significant of which is related to our Italian operation. In fiscal 2008, the Europe segment's operating earnings were adversely affected by the approximate $13.2 million in charges for the restructuring program in Europe, primarily related to the Energia acquisition.

The Americas segment's operating earnings increased $11.3 million or 16.7% in fiscal 2009 as net sales grew by approximately 6.9%. The Americas segment's operating earnings were favorably affected by sales price increases, improved plant utilization and cost savings programs, which more than offset a 1.1% decline in organic growth. The Americas segment's operating earnings were also adversely affected by approximately $0.4 million for a restructuring program charge.

The Asia segment's operating earnings, which increased $10.1 million, reflect the improved operating performance primarily from cost savings despite a decrease in organic volume and sale prices.

Interest Expense

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$26.7	1.4%	$28.9	1.4%	$(2.2)	(7.6)%

Fiscal 2009 interest expense of $26.7 million (net of interest income of $0.4 million) decreased 7.6% from fiscal 2008.

The decrease in interest expense in fiscal 2009 compared to fiscal 2008 is attributed primarily to lower LIBOR variable rates, coupled with higher interest income on invested cash. Included in interest expense is non-cash interest on the Convertible Notes of $4.3 million in fiscal 2009.

Our average debt outstanding (including the amount of the Convertible Notes discount of $44.2 million) was $395.8 million in fiscal 2009, compared to $430 million in fiscal 2008.

Our average cash interest rate incurred in fiscal 2009 was 5.0% compared to 6.5% in fiscal 2008. Also included in interest expense are non-cash charges for deferred financing fees of $0.4 million and $1.4 million in 2009, compared to $1.6 million in fiscal 2008.

Charges Related to Refinancing

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Charges related to refinancing	$5.2	0.3%	$—	— %	$5.2	NA

In fiscal 2009, we incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $4.0 million in write-offs of deferred financing fees and $1.2 million of losses incurred as a result of the termination of certain interest rate swap agreements.

Other (Income) Expense, Net

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$(8.6)	(0.4)%	$4.2	0.2%	$(12.8)	NA

Other (income) expense, net was income of approximately $8.6 million in fiscal 2009 compared to a net expense of approximately $4.2 million in fiscal 2008. This is primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans and receivables of $11.6 million in fiscal 2009, as compared to $2.7 million of losses in fiscal 2008, partially offset in fiscal 2009 by a $0.5 million write-off of minority interest losses. In addition, other (income) expense, net in fiscal 2009 and 2008 included expenses of $0.3 million and $0.6 million, respectively, for shelf registration statements and secondary offerings.

Earnings Before Income Taxes

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$119.1	6.0%	$86.2	4.3%	$32.9	38.2%

As a result of the factors discussed above, fiscal 2009 earnings before income taxes were $119.1 million, an increase of $32.9 million or 38.2% compared to fiscal 2008.

Income Tax Expense

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$37.2	1.8%	$26.5	1.3%	$10.7	40.4%
Effective tax rate	31.2%		30.7%			

The effective income tax rate was 31.2% in fiscal 2009, compared to the fiscal 2008 effective tax rate of 30.7%. The higher effective income tax rate in fiscal 2009 was due to changes in the mix of earnings among our various legal entities in multiple jurisdictions, partially offset by a non-recurring tax benefit of approximately $1.1 million that was recognized in the first fiscal quarter of 2009 on the effective settlement of a foreign tax audit, which reduced our book effective tax rate by 0.9%.

Net Earnings

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net earnings	$81.9	4.2%	$59.7	2.9%	$22.2	37.2%

As a result of the factors discussed above, fiscal 2009 net earnings were $81.9 million compared to fiscal 2008 net earnings of $59.7 million. The $22.2 million increase is due primarily to a $31.5 million increase in gross profit, a $11.3 million gain on sale of facilities, and a $12.8 million favorable increase in other (income) expense, net, and a $2.2 million decrease in interest expense. These favorable changes were partially offset by a $7.1 million increase in operating expenses, a $9.2 million increase in restructuring charges, a $3.4 million legal proceedings charge, a $5.2 million charge related to refinancing, and a $10.7 million increase in income taxes in fiscal 2009.

Net earnings per common share in fiscal 2009 were $1.68 per basic share and $1.66 per diluted share compared to $1.25 per basic share and $1.22 per diluted share in fiscal 2008.

Liquidity and Capital Resources

Overview

As we discussed in our *Overview* and *Market and Economic Conditions* above, our results have been significantly affected by the unfavorable economic environments in each of our business segments during the past two fiscal years. As our net sales declined in the four consecutive quarters beginning in the second quarter of fiscal 2009, our need for primary working capital was reduced. As our net sales improved in each of the last three quarters of fiscal 2010, we controlled the growth of primary working capital. The cash flow generated from the reduction of primary working capital, excluding working capital increases from acquisitions, in fiscal 2010 and 2009 was $28.4 million and $67.1 million, respectively, as compared to the $142.8 million used to increase primary working capital in fiscal 2008. During fiscal 2009, the aging and quality of our accounts receivable deteriorated somewhat as a small number of our customers experienced serious financial difficulties in the economic downturn. However, this has improved in fiscal 2010 and we believe our allowance for doubtful accounts is adequate. In fiscal 2010, we invested $33.2 million in acquisitions and other business ventures, which included approximately $19 million of primary working capital.

During the first quarter of fiscal 2009, we refinanced the majority of our debt with a new $350 million senior secured credit facility and the issuance of $172.5 million of senior unsecured Convertible Notes. This refinancing was completed during favorable debt market conditions and significantly lowered our cash interest costs. In addition, it provided greater flexibility to grow the business. Should we need a significant increase in our debt for potential growth, there is no assurance that our current favorable capital structure would continue.

Cash Flow and Financing Activities

Cash and cash equivalents at March 31, 2010, 2009, and 2008, were $201.0 million, $163.2 million, and $20.6 million, respectively.

Cash provided by operating activities for fiscal 2010, 2009, and 2008, was $136.6 million, $219.4 million and, $4.0 million, respectively.

During fiscal 2010, cash from operating activities was provided primarily from net earnings of $62.3 million, depreciation and amortization of $44.9 million, a $28.4 million decrease in primary working capital and $23.8 million from non-cash interest expense, provision for doubtful accounts, deferred taxes and stock compensation. This cash flow was partially offset by a $16.6 million decrease in accrued expenses and other liabilities, a $2.9 million non-cash bargain purchase gain on the acquisition of Oerlikon, and a $0.9 million gain on disposal of assets.

During fiscal 2009, cash from operating activities was provided primarily from net earnings of $81.9 million, a $67.1 million decrease in primary working capital, depreciation and amortization of $47.2 million and $34.9 million for other non-cash charges for non-cash interest expense, write-off of deferred finance fees, losses on the disposal and impairment of fixed assets, provision for doubtful accounts, deferred taxes and stock compensation. This cash flow was partially offset by an $11.3 million non-cash gain on sale of manufacturing facilities, primarily in Manchester, England.

During fiscal 2008, cash from operating activities was provided primarily from net earnings of $59.7 million, depreciation and amortization of $47.6 million, a $16.6 million increase in accrued expenses, a $4.6 million decrease in other assets and $17.9 million for other non-cash charges for provision for doubtful accounts, non-cash interest expense, deferred taxes, stock compensation and a loss on disposal of assets. These increases in cash were almost entirely offset by a $142.8 million use of cash to increase primary working capital.

As explained above in the discussion of our use of "non-GAAP financial measures," we monitor the level and percentage of sales of primary working capital. Primary working capital for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) to derive a primary working capital percentage. Primary working capital was $439.7 million (yielding a primary working capital percentage of 24.4%) at March 31, 2010 and $437.9 million (yielding a primary working capital percentage of 27.8%) at March 31, 2009. The 340 basis point decrease during fiscal 2010 was a result of maintaining a stable level of primary working capital. Increases in receivables and inventory were offset by an increase in accounts payable, and sales were 14.6% higher in the fourth quarter of 2010 as compared to the prior year. We recognize there is additional credit risk in the current economic environment and are taking appropriate steps to reduce this risk. However, we do not believe the increase in credit risk in fiscal 2010 is material to our overall business. We increased our allowance for doubtful accounts by approximately $1.9 million and $3.0 million in fiscal 2010 and 2009, respectively, to a level that we believe is adequate at this time. We had reduced inventory levels in fiscal 2009 as demand softened, and increased inventories and the related accounts payable in fiscal 2010 as we experienced an improvement in orders and sales, and as a result of our recent acquisitions. We closely monitor our inventory turns and continue to adjust production levels as necessary.

Primary working capital and primary working capital percentages at March 31, 2010, 2009 and 2008 are computed as follows:

At March 31,	Trade Receivables	Inventory	Accounts Payable	Primary Working Capital	Quarter Revenue Annualized	Primary Working Capital %
			(in millions)			
2010	$383.6	$254.4	$(198.3)	$439.7	$1,802.1	24.4%
2009	356.2	209.3	(127.6)	437.9	1,572.6	27.8%
2008	503.0	335.7	(260.5)	578.2	2,327.5	24.8%

Cash used in investing activities for fiscal 2010, 2009 and 2008 was $77.2 million, $46.8 million and $62.1 million, respectively. Capital expenditures were $45.1 million, $57.1 million and $45.0 million in fiscal 2010, 2009 and 2008, respectively. The current year's capital spending included the continuation of a capacity expansion of our thin-plate, pure-lead manufacturing facilities. Our purchases of and investments in businesses were $33.2 million and $17.4 million in fiscal 2010 and fiscal 2008, respectively. Additionally, we received $10.3 million from the sale of facilities in fiscal 2009.

Financing activities used cash of $24.5 million in fiscal 2010 and $23.2 million in fiscal 2009, as compared to cash provided of $39.6 million in fiscal 2008.

During fiscal 2010, we repaid $7.4 million of short-term debt and made regularly scheduled payments of $25.2 million of long-term debt.

During the first fiscal quarter of 2009, we repaid $351.4 million borrowed under our prior senior secured credit facility with the issuance of $172.5 million of senior unsecured Convertible Notes, and $225.0 million of Term A Loans borrowed under our new $350 million senior secured credit facility. Additionally, in fiscal 2009, we repaid $34.2 million of short-term debt and paid $10.9 million in refinancing fees related to the new senior unsecured Convertible Notes and senior secured credit facility.

During fiscal 2009, we purchased 1.8 million shares of our common stock at $11.00 per common share for $19.8 million in the aggregate from an institutional stockholder.

The exercise of stock options and the related tax benefits contributed $7.3 million, $11.9 million and $26.8 million, respectively, in fiscal 2010, 2009, and 2008.

As a result of the above, cash and cash equivalents increased $37.8 million from $163.2 million at March 31, 2009 to $201.0 million at March 31, 2010.

Fiscal 2009 Debt Refinancing Program and Sale of Convertible Debt

During May 2008, we completed the sale of $172.5 million aggregate principal amount of senior unsecured 3.375% Convertible Notes due 2038, and used the net proceeds of $168.2 million to repay a portion of our existing senior secured Term Loan B. The senior unsecured Convertible Notes are potentially convertible, at the option of the holders, into shares of EnerSys common stock. It is our current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

Concurrently with the Convertible Notes offering, certain of our stockholders sold 3.69 million shares of EnerSys' common stock pursuant to an effective shelf registration statement filed with the SEC on May 19, 2008. We did not receive any proceeds from the common stock offering.

Also, immediately following the closing of the senior unsecured convertible note issue, we commenced refinancing the outstanding combined balance of the senior secured Term Loan B and our existing Revolver of approximately $300 million, with a new $350 million senior secured credit facility comprising Term A Loans of $225 million and a new $125 million Revolver.

The $225.0 million senior secured Term A Loans are subject to a quarterly principal amortization of 1.25% in Year 1, 1.88% in Years 2-3, 2.50% in Year 4, 3.13% in Year 5 and 14.38% in Year 6 and matures on June 27, 2014. The $125.0 million revolving credit facility matures on June 27, 2013. Borrowings under this credit agreement bears interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (currently 1.50%), or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage (currently 0.50%).

All obligations under the senior secured credit agreement are secured by, among other things, substantially all of our U.S. assets. Our credit agreements contain various covenants, which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions. There are no prepayment penalties on loans under the $350 million senior secured credit facility.

We currently are in compliance with all covenants and conditions under our credit agreements.

In addition to the above described credit facility, our foreign subsidiaries maintain local credit facilities to provide credit for working capital and other purposes.

In addition to cash flows from operating activities, we had available committed and uncommitted credit lines of approximately $247 million at March 31, 2010 and $265 million at March 31, 2009 to cover short-term liquidity requirements. On a long-term basis, our senior secured revolving credit facility is committed through June 2013, as long as we continue to comply with the covenants and conditions of the credit facility agreement. Included in our available credit lines at March 31, 2010 is $123.9 million of our senior secured revolving credit facility.

We believe that our cash flow from operations, available cash and short-term investments and available borrowing capacity under our senior secured credit agreement will be sufficient to meet our liquidity needs, including normal levels of capital expenditures, for the foreseeable future; however, there can be no assurance that this will be the case.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during any of the periods covered by this report.

Contractual Obligations and Commercial Commitments

At March 31, 2010, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
			(in millions)		
Long-term debt	$384.8	$26.0	$49.8	$136.5	$172.5
Interest on debt	40.9	9.4	17.4	13.2	0.9
Operating leases	45.5	13.6	19.5	10.3	2.1
Pension and profit sharing	27.3	1.9	4.1	5.2	16.1
Restructuring	13.1	11.8	0.6	0.2	0.5
Facility construction commitments	8.0	8.0	—	—	—
Interest rate swap agreements	9.7	6.1	3.6	—	—
Purchase commitments	3.3	3.3	—	—	—
Capital lease obligations, including interest	2.3	0.7	1.2	0.4	—
Total	$534.9	$80.8	$96.2	$165.8	$192.1

Under our senior secured credit facility, we had outstanding standby letters of credit of $1.2 million for each of the fiscal years ending March 31, 2010, 2009 and 2008.

Credit Facilities and Leverage

Our focus on working capital management and cash flow from operations is measured by our ability to reduce debt and reduce our leverage ratios. Shown below are the leverage ratios in connection with our senior secured credit agreement for fiscal 2010 and 2009. The total leverage ratio for fiscal 2010 is 1.7 times adjusted EBITDA (non-GAAP) as described below.

Our improved leverage in fiscal 2010 reflects continued net earnings and positive cash flows. The total net debt as defined under our senior secured credit agreement for fiscal 2010 of approximately $268.9 million is 1.7 times adjusted EBITDA (non-GAAP).

Our improved leverage in fiscal 2009 reflects improved net earnings and positive cash flows from a decrease in primary working capital caused by lower sales volume. Approximately $19.8 million of cash was used to repurchase 1.8 million shares of our common stock in October 2008. The total net debt as defined under our senior secured credit agreement for fiscal 2009 of approximately $337.2 million is 1.6 times adjusted EBITDA (non-GAAP).

The following table provides a reconciliation of net earnings to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) as per our credit agreement:

	Fiscal 2010	Fiscal 2009
	(in millions, except ratios)	
Net earnings as reported	$ 62.3	$ 81.9
Add back:		
Depreciation and amortization	44.9	47.3
Interest expense	22.7	26.7
Income tax expense	25.0	37.2
EBITDA (non GAAP)[1]	$154.9	$193.1
Adjustments per credit agreement definitions	4.1[2]	12.6[3]
Adjusted EBITDA (non-GAAP) per credit agreements	$159.0	$205.7
Total net debt[4]	$268.9	$337.2
Leverage ratios:		
Total net debt/adjusted EBITDA ratio[5]	1.7X	1.6X
Maximum ratio permitted	3.3X	3.5X
Consolidated interest coverage ratio[5]	9.7X	9.3X
Minimum ratio required	4.8X	4.5X

(1) We have included EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) because our lenders use it as a key measure of our performance. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to net earnings or any other measure of performance under GAAP or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility are based on EBITDA, subject to adjustments, which is shown above. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit facility is critical to our ability to meet our business plans, we believe that an understanding of the key terms of our credit agreement is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding term and revolving credit loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing costs, which is included in interest expense.

(2) The $4.1 million adjustments to EBITDA in fiscal 2010 related primarily to the adjustment for $2.9 million for non-cash bargain purchase gain on the Oerlikon acquisition, offset by adding back $7.0 million related primarily to stock compensation expense.

(3) The $12.6 million adjustments to EBITDA in fiscal 2009 related primarily to the adjustment for restructuring charges, which included $6.4 million for non-cash equipment write-offs and fixed asset impairment, $5.0 million related primarily to stock compensation expense and $1.2 million, net of other non-cash expenses.

(4) Debt includes capital lease obligations and letters of credit issued under the senior secured credit facility and is net of U.S. cash and cash equivalents.

(5) These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratio permitted or minimum ratio required under our senior secured credit facility.

Stockholders' Equity

Stockholders' equity increased $109.8 million during fiscal 2010 due to net earnings of $62.3 million; an increase for currency translation adjustments of $31.2 million due primarily to the strengthening of European currencies, $14.2 million of increases related to stock-based compensation and the exercise of stock options and a $2.6 million unrealized gain on derivative instruments.

Stockholders' equity decreased $21.4 million during fiscal 2009, primarily because of a decrease for currency translation adjustments of $130.7 million due primarily to the weakening of European currencies; and a $19.8 million decrease related to the purchase of 1.8 million treasury shares. This decrease was partially offset by net earnings of $81.9 million; $16.9 million of increases related to stock-based compensation and the exercise of stock options and a $1.3 million unrealized gain on derivative instruments. The decrease was also offset by the reclassification of $46.3 million of Convertible Notes discount and the related $17.9 million for amortization, write-off of deferred finance fees, net of tax due to the retrospective application of new FASB guidance on accounting for convertible debt instruments that may be settled in cash upon conversion, as explained further in Note 1 of Notes to Consolidated Financial Statements in Item 8.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On April 1, 2009, we adopted new guidance from the FASB, which provides guidance for the accounting, reporting and disclosure of noncontrolling interests and requires, among other things, that noncontrolling interests be recorded as equity in the consolidated financial statements. The guidance became effective for us as of April 1, 2009 and had no material impact on our results of operations or financial position. The adoption of this guidance resulted in the reclassification of $4.3 million and $4.2 million of Minority Interests (now referred to as noncontrolling interests) to a separate component of Total Equity on the Consolidated Balance Sheet as of March 31, 2010 and March 31, 2009, respectively. The impact of adopting the guidance on our statements of income and cash flow was deemed immaterial.

On April 1, 2009, we adopted new guidance, which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new guidance requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The new guidance also requires that professional fees associated with acquisition activities be expensed as incurred. Accordingly, any business combination we engage in on or after April 1, 2009 will be recorded and disclosed in accordance with the new guidance. We expect the new guidance will have an impact on our consolidated financial statements at the time we acquire new businesses in the future. For fiscal 2010, the Company expensed $2.0 million incurred for professional fees associated with acquisition activities.

In December 2008, the FASB issued authoritative guidance on employers' disclosures about pensions and other postretirement benefits. Under the new guidance an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan is expanded and is effective for financial statements issued by us for fiscal 2010. We have included such disclosures under Item 8 in the Notes to the Consolidated Financial Statements.

In May 2008, the FASB issued new guidance on the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial settlement). This FASB guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FASB guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied retrospectively to all periods presented. The Company adopted the guidance effective May 28, 2008, the date of the Convertible Notes offering.

Related Party Transactions

The FASB guidance, on related party disclosures, requires us to identify and describe material transactions involving related persons or entities and to disclose information necessary to understand the effects of such transactions on our consolidated financial statements. In fiscal years 2010 and 2009, under the terms of a security holder agreement, we paid approximately $0.2 million and $0.3 million, respectively, in fees related to shelf registration statements and secondary offerings of 3.20 million shares and 3.69 million shares, respectively, of our common stock to underwriters by certain of our stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders.

Sequential Quarterly Information

Fiscal 2010 and 2009 quarterly operating results, and the associated quarterly trends within each of those two fiscal years, are affected by the same economic and business conditions as described in the fiscal 2010 versus fiscal 2009 analyses previously discussed.

	Fiscal 2009				Fiscal 2010			
	June 29, 2008 1st Qtr.	Sept. 28, 2008 2nd Qtr.	Dec. 27, 2008 3rd Qtr.	March 31, 2009 4th Qtr.	June 28, 2009 1st Qtr.	Sept. 27, 2009 2nd Qtr.	Dec. 27, 2009 3rd Qtr.	March 31, 2010 4th Qtr.
	(in millions, except per share amounts)							
Net sales	$ 592.1	$ 526.8	$ 460.8	$ 393.2	$ 340.3	$ 367.3	$ 421.3	$ 450.5
Cost of goods sold	479.5	417.7	359.4	302.9	262.8	278.7	323.0	354.0
Gross profit	112.6	109.1	101.4	90.3	77.5	88.6	98.3	96.5
Operating expenses, including amortization	69.9	64.1	63.0	59.5	54.4	60.3	61.6	59.3
Gain on sale of facilities	(10.9)	—	(0.4)	—	—	—	—	—
Legal proceedings charge	3.4	—	—	—	—	—	—	—
Restructuring charges	2.2	1.0	—	19.2	3.5	3.2	1.0	6.2
Bargain purchase gain	—	—	—	—	—	—	(2.9)	—
Operating earnings	48.0	44.0	38.8	11.6	19.6	25.1	38.6	31.0
Interest expense	6.6	7.0	6.8	6.3	5.4	5.6	5.7	6.0
Charges related to refinancing	5.2	—	—	—	—	—	—	—
Other (income) expense, net	2.6	1.0	(13.1)	0.9	1.9	0.8	1.4	0.2
Earnings before income taxes	33.6	36.0	45.1	4.4	12.3	18.7	31.5	24.8
Income tax expense	8.4	11.6	15.3	1.9	3.9	5.8	8.3	7.0
Net earnings	$ 25.2	$ 24.4	$ 29.8	$ 2.5	$ 8.4	$ 12.9	$ 23.2	$ 17.8
Net earnings per common share:								
Basic	$ 0.51	$ 0.49	$ 0.61	$ 0.05	$ 0.18	$ 0.27	$ 0.48	$ 0.37
Diluted	0.50	0.48	0.61	0.05	0.17	0.26	0.47	0.36
Weighted average shares outstanding:								
Basic	49,329,724	49,578,424	48,483,224	47,906,364	47,936,401	48,031,005	48,179,030	48,342,392
Diluted	50,507,516	50,621,441	48,601,254	47,951,003	48,454,695	48,838,160	48,841,856	49,201,668

Net Sales

Quarterly net sales by business segment were as follows:

	Fiscal 2009				Fiscal 2010			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales by segment:								
Europe	$320.3	$266.1	$221.5	$179.3	$156.1	$168.0	$209.7	$208.2
Americas	229.3	221.9	199.7	180.4	150.3	164.6	179.0	206.4
Asia	42.5	38.8	39.6	33.5	33.9	34.7	32.6	35.9
Total	$592.1	$526.8	$460.8	$393.2	$340.3	$367.3	$421.3	$450.5
Segment net sales as % total:								
Europe	54.1%	50.5%	48.1%	45.6%	45.9%	45.7%	49.8%	46.2%
Americas	38.7	42.1	43.3	45.9	44.1	44.8	42.5	45.8
Asia	7.2	7.4	8.6	8.5	10.0	9.5	7.7	8.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Quarterly net sales by product line were as follows:

	Fiscal 2009				Fiscal 2010			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales by product line:								
Reserve power	$258.8	$246.1	$227.3	$201.6	$182.8	$198.0	$213.3	$226.4
Motive power	333.3	280.7	233.5	191.6	157.5	169.3	208.0	224.1
Total	$592.1	$526.8	$460.8	$393.2	$340.3	$367.3	$421.3	$450.5
Product line net sales as % total:								
Reserve power	43.7%	46.7%	49.3%	51.3%	53.7%	53.9%	50.6%	50.3%
Motive power	56.3	53.3	50.7	48.7	46.3	46.1	49.4	49.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In all segments, reserve power product line sales are highly dependent on capital investment in standby power systems for the telecom and UPS industries. Motive power product line sales are primarily influenced by manufacturing and distribution activity along with trends relating to orders for new industrial forklift trucks.

From our record high quarterly sales of $592.1 million in the first quarter of fiscal 2009, net sales declined 43% to $340.3 million in the first quarter of fiscal 2010, which was the lowest recent quarter. Eleven percentage points of the decrease was due to the effects of weaker foreign currencies versus the U.S. dollar and reduced pricing. The decline in volume generally followed the timing of the global decline in economic activity. Since the first quarter of fiscal 2010, we have experienced three consecutive quarters of sequential increases in revenue, as worldwide economic activity has improved.

Our Europe segment experienced the largest decline from the high point of the first quarter of fiscal 2009 to the low point in the first quarter of fiscal 2010. Europe quarterly net sales decreased 51% during that period as European economies were affected most severely by the recent global recession. However, the fourth quarter fiscal 2010 sales of $208.2 million were 33% above the lowest recent quarterly sales of $156.1 million in the first quarter of fiscal 2010.

During the same periods, revenue in the Americas declined 34% from the highest quarter to the lowest quarter and has since increased 37% from $150.3 million in the first quarter to $206.4 million in the fourth quarter of fiscal 2010.

We believe net sales in Asia were much less affected by global economic factors than in Europe and Americas. The reserve power and motive power markets continued to grow in Asia during the decline in the other segments. Our revenue in Asia has been somewhat limited recently by manufacturing capacity and, to a certain extent, on the timing of large orders from the major telecom companies. In addition, pricing in fiscal 2010 decreased more in Asia than in our other segments.

Quarterly net sales in our two product lines followed the same timing pattern as total quarterly net sales, but with very different magnitudes of change. From the peak first quarter of fiscal 2009 to the recent low first quarter of fiscal 2010, reserve power sales declined 29% with 18 percentage points organic volume and the balance due to lower pricing and foreign currencies. Motive power sales declined a much sharper 53% in the same period with 42 percentage points of the decline coming from a drop in organic volume.

Compared to the first quarter of fiscal 2010, reserve power revenue was at $226.4 million in the fourth quarter of fiscal 2010, a 24% increase, while the motive power sales were $224.1 million, a 42% increase over the first quarter.

The global economic recovery that started in the middle of calendar year 2009 is reflected in our recent increases in quarterly revenue. During the recent global recession, our motive power sales declined considerably more than our reserve power sales; however, motive power sales are now recovering at a faster rate.

Operating Earnings

Our fiscal 2010 operating earnings were significantly affected by $11.0 million of net highlighted (gains) and charges as follows: restructuring costs of $3.5 million, $3.2 million, $1.0 million and $6.2 million in the first, second, third and fourth fiscal quarters, respectively; partially offset by a bargain purchase (gain) of ($2.9) million on the acquisition of Oerlikon in the third fiscal quarter of 2010 and the realization of benefits from our ongoing cost savings programs.

Our fiscal 2009 operating earnings were significantly affected by $14.5 million of net highlighted (gains) and charges as follows: (gains) on sales of facilities of ($10.9) million and ($0.4) million in the first and third quarters, respectively; restructuring costs of $2.2 million, $1.0 million and $19.2 million in the first, second and fourth fiscal quarters, respectively; a legal proceedings charge of $3.4 million in the first quarter; and higher commodity costs in the first and second quarters, partially offset by selling price increases and our continuing cost savings programs.

Charges Related to Refinancing

In the first fiscal quarter of 2009, we incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $4.0 million in write-offs of deferred financing fees and $1.2 million of losses incurred as a result of the termination of certain interest rate swap agreements.

Other (Income) Expense, Net

Other (income) expense, net was net expense of $4.3 million in fiscal 2010 compared to a net income of approximately ($8.6) million in fiscal 2009. This is primarily attributed to net foreign currency transaction losses primarily on short-term intercompany loans and receivables of $3.0 million in fiscal 2010, as compared to a ($11.6) million gain in fiscal 2009.

Other (income) expense, net was a net expense of $13.1 million in the third fiscal quarter of 2009 compared to a net expense of approximately $1.8 million in the comparable period of fiscal 2008, primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans of $13.8 million in the fiscal 2009 period, as compared to $1.2 million of losses in fiscal 2008 period.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market Risks

EnerSys' cash flows and earnings are subject to fluctuations resulting from changes in interest rates, foreign currency exchange rates and raw material costs. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. EnerSys' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Counterparty Risks

We have entered into interest rate swap agreements to manage risk on a portion of our long-term floating-rate debt. We have entered into lead forward purchase contracts to manage risk on the cost of lead. We have entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures.

The Company's agreements are with creditworthy financial institutions. Those contracts that result in a liability position at March 31, 2010 are $10.3 million (pre-tax), therefore the Company believes there is no risk of nonperformance by the counterparties. Those contracts that result in an asset position at March 31, 2010 are $2.6 million (pre-tax) and the vast majority of these will settle within one year.

Interest Rate Risks

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. Management considers the interest rate swaps to be highly effective against changes in the cash flows from our underlying variable rate debt based on the criteria in the FASB guidance. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements. At March 31, 2010 and 2009, such agreements effectively convert $170.0 million of our variable-rate debt to a fixed-rate basis, utilizing the three-month LIBOR as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements. The following commentary provides details for the outstanding interest rate swap agreements:

In October 2005, we entered into interest rate swap agreements to fix interest rates on $75.0 million of floating rate debt through December 22, 2010. The fixed rates per year plus an applicable credit spread began December 22, 2005, and are 4.25% during the first year, 4.525% the second year, 4.80% the third year, 5.075% the fourth year, and 5.47% in the fifth year. In connection with the issuance of $172.5 million aggregate principal amount of Convertible Notes and the repayment of a portion of the senior secured Term Loan B in May 2008, we terminated $30.0 million of these interest rate swap agreements at a loss of $1.2 million.

In August 2007, we entered into interest rate swap agreements, which became effective in February 2008, to fix interest rates on $40.0 million of floating rate debt through February 22, 2011, at 4.85% per year.

In November 2007, we entered into interest rate swap agreements which became effective in May 2008, to fix interest rates on $40.0 million of floating rate debt through May 7, 2013, at 4.435% per year.

In December 2007, we entered into $45.0 million of interest rate swap agreements which became effective in February and May 2008, to fix the interest rates on $20.0 million of floating rate debt through February 22, 2013, at 4.134% per year and to fix the interest rates on $25.0 million of floating rate debt through May 7, 2013, at 4.138% per year.

A 100 basis point increase in interest rates would increase interest expense by approximately $0.6 million on the non-hedged variable rate portions of our debt.

Commodity Cost Risks

We have a significant risk in our exposure to certain raw materials, which we estimate were over half of total cost of goods sold for fiscal 2010 and 2009. Our largest single raw material cost is lead, the cost of which remains volatile. To mitigate against large increases in lead costs, we enter into contracts with financial institutions to fix the price of lead. We had the following contracts at the dates shown below:

Date	$'s Under Contract	# Pounds Under Contract	Average Contract Price/Pound	Approximate % of Lead Requirements[1]
	(in millions)	(in millions)		
March 31, 2010	$60.7	63.4	$0.96	17%
March 31, 2009	14.9	29.7	0.50	7
March 31, 2008	72.3	58.5	1.24	12

(1) Based on the fiscal year lead requirements for the period then ended.

We estimate that a 10% increase in our cost of lead (over our current estimated cost in fiscal 2010) would increase our annual total cost of goods sold by approximately $32 million or 2% of fiscal 2010 net sales.

Foreign Currency Exchange Rate Risks

We manufacture and assemble our products primarily in China, the Czech Republic, France, Germany, Mexico, Poland, Bulgaria, the United Kingdom and the United States. Approximately 60% of our sales and expenses are transacted in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in the U.S. dollar, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the euro, British pound, Polish zloty, Chinese renminbi and Mexican peso.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis, we will enter into foreign currency forward contracts and option contracts to reduce the impact from the volatility of currency movements. Based primarily on statistical currency correlations on our current estimated exposures for fiscal 2010, we are confident that the pretax effect on annual earnings of changes in the principal currencies in which we conduct our business would not be in excess of approximately $10 million in more than one year out of twenty years. The fiscal 2009 gains exceeded the normal statistical range. The settlement or translation of intercompany financing and trading balances during a period of unusually high volatility of foreign currency exchange rates in fiscal 2009, resulted in a gain of $11.6 million from foreign currency transactions as compared to an expense of $3.0 million in fiscal 2010. These fluctuations involved foreign currencies against the U.S. dollar and, in many cases, against other foreign currencies, primarily the cross rates of the euro/British pound, euro/Polish zloty and euro/U.S. dollar. We have taken steps that we believe will mitigate the impact of these foreign currency rate fluctuations and such fluctuations were minimized in fiscal 2010; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

To hedge these exposures we have entered into forward purchase contracts with financial institutions to fix the value at which we will buy or sell certain currencies. Each contract is for a period not extending beyond one year. As of March 31, 2010 and 2009, we had entered into a total of $64.2 million and $19.4 million, respectively, of forward contracts, with the March 31, 2010 details as follows:

Transactions Hedged	$US Equivalent (in millions)	Average Rate Hedged	Approximate % of Annual Requirements(2)
Sell euros for U.S. dollars	$25.6	$/ €1.37	18%
Sell euros for Polish zloty	30.5	PLN/ €4.11	52
Sell euros for British pounds	8.1	€/ £0.89	46
Total	$64.2		

(2) Based on the fiscal year currency requirements for the year ended March 31, 2010.

Foreign exchange translation adjustments are recorded on the Consolidated Statements of Comprehensive Income.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures and hedges, actual gains and losses in the future may differ from our historical results.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

Contents

EnerSys
Consolidated Financial Statements for fiscal years ended March 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EnerSys

We have audited EnerSys' internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EnerSys' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report On Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EnerSys maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EnerSys as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010 and our report dated June 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 1, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EnerSys

We have audited the accompanying consolidated balance sheets of EnerSys as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerSys at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EnerSys' internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 1, 2010

EnerSys

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	March 31, 2010	March 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 201,042	$ 163,161
Accounts receivable, net	383,641	356,200
Inventories, net	254,371	209,329
Deferred taxes	16,378	16,994
Prepaid and other current assets	39,849	32,522
Total current assets	895,281	778,206
Property, plant, and equipment, net	315,141	301,365
Goodwill	317,265	301,658
Other intangible assets, net	90,136	79,544
Deferred taxes	10,744	13,399
Other assets	23,443	18,679
Total assets	$1,652,010	$1,492,851
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 43	$ 7,363
Current portion of long-term debt	26,045	24,641
Current portion of capital lease obligations	650	661
Accounts payable	198,345	127,586
Accrued expenses	190,004	184,094
Deferred taxes	4,426	4,092
Total current liabilities	419,513	348,437
Long-term debt	322,168	342,534
Capital lease obligations	1,580	457
Deferred taxes	70,023	64,428
Other liabilities	54,502	62,602
Total liabilities	867,786	818,458
Equity:		
Series A Convertible Preferred Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding at March 31, 2010 and at March 31, 2009	—	—
Common Stock, $0.01 par value, 135,000,000 shares authorized, 50,381,832 shares issued and 48,581,832 shares outstanding at March 31, 2010; 49,775,396 shares issued and 47,975,396 shares outstanding at March 31, 2009	504	498
Additional paid-in capital	428,579	414,292
Treasury stock at cost, 1,800,000 shares held as of March 31, 2010 and 2009	(19,800)	(19,800)
Retained earnings	303,410	241,106
Accumulated other comprehensive income	67,204	34,055
Total EnerSys stockholders' equity	779,897	670,151
Non-controlling interest	4,327	4,242
Total equity	784,224	674,393
Total liabilities and stockholders' equity	$1,652,010	$1,492,851

See accompanying notes.

EnerSys

Consolidated Statements of Income
(In Thousands, Except Share and Per Share Data)

	Fiscal year ended March 31,		
	2010	2009	2008
Net sales	$ 1,579,385	$ 1,972,867	$ 2,026,640
Cost of goods sold	1,218,481	1,559,433	1,644,753
Gross profit	360,904	413,434	381,887
Operating expenses	235,597	256,507	249,350
Bargain purchase gain	(2,919)	—	—
Gain on sales of facilities	—	(11,308)	—
Legal proceedings charge	—	3,366	—
Restructuring charges	13,929	22,424	13,191
Operating earnings	114,297	142,445	119,346
Interest expense	22,658	26,733	28,917
Charges related to refinancing	—	5,209	—
Other (income) expense, net	4,384	(8,597)	4,234
Earnings before income taxes	87,255	119,100	86,195
Income tax expense	24,951	37,170	26,499
Net earnings	$ 62,304	$ 81,930	$ 59,696
Net earnings per common share:			
Basic	$ 1.29	$ 1.68	$ 1.25
Diluted	$ 1.28	$ 1.66	$ 1.22
Weighted-average shares of common stock outstanding:			
Basic	48,122,207	48,824,434	47,645,225
Diluted	48,834,095	49,420,303	48,644,450

See accompanying notes.

EnerSys

Consolidated Statements of Changes in Stockholders' Equity
(In Thousands)

	Series A Convertible Preferred Stock	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total EnerSys Stockholders' Equity	Non-Controlling Interest	Total Stockholders' Equity
Balance at March 31, 2007	**$—**	**$471**	**$339,114**	**$ —**	**$ 99, 480**	**$ 103,034**	**$ 542,099**	**$4,242**	**$ 546,341**
Stock-based compensation	—	—	3,028	—	—	—	3,028	—	3,028
Exercise of stock options	—	20	22,794	—	—	—	22,814	—	22,814
Tax benefit from stock options	—	—	4,027	—	—	—	4,027	—	4,027
Net earnings	—	—	—	—	59,696	—	59,696	—	59,696
Other comprehensive income:									
Pension funded status adjustment, net of tax benefit of $411	—	—	—	—	—	352	352	—	352
Unrealized loss on derivative instruments, net of tax benefit of $8,499	—	—	—	—	—	(15,783)	(15,783)	—	(15,783)
Foreign currency translation adjustment	—	—	—	—	—	75,310	75,310	—	75,310
Comprehensive income									119,575
Balance at March 31, 2008	**—**	**491**	**368,963**	**—**	**159,176**	**162,913**	**691,543**	**4,242**	**695,785**
Stock-based compensation	—	—	5,021	—	—	—	5,021	—	5,021
Exercise of stock awards	—	7	5,788	—	—	—	5,795	—	5,795
Tax benefit from stock options	—	—	6,100	—	—	—	6,100	—	6,100
Convertible Note discount	—	—	46,280	—	—	—	46,280	—	46,280
Tax benefit from Convertible Note discount	—	—	(17,860)	—	—	—	(17,860)	—	(17,860)
Purchase of common stock	—	—	—	(19,800)	—	—	(19,800)	—	(19,800)
Net earnings	—	—	—	—	81,930	—	81,930	—	81,930
Other comprehensive income:									
Pension funded status adjustment, net of tax benefit of $152	—	—	—	—	—	544	544	—	544
Unrealized gain on derivative instruments, net of tax of ($675)	—	—	—	—	—	1,250	1,250	—	1,250
Foreign currency translation adjustment	—	—	—	—	—	(130,652)	(130,652)	—	(130,652)
Comprehensive loss									(46,928)
Balance at March 31, 2009	**—**	**498**	**414,292**	**(19,800)**	**241,106**	**34,055**	**670,151**	**4,242**	**674,393**
Stock-based compensation	—	—	6,964	—	—	—	6,964	—	6,964
Exercise of stock options	—	6	5,036	—	—	—	5,042	—	5,042
Tax benefit from stock options	—	—	2,287	—	—	—	2,287	—	2,287
Increase in non-controlling interest	—	—	—	—	—	—	—	85	85
Net earnings	—	—	—	—	62,304	—	62,304	—	62,304
Other comprehensive income:									
Pension funded status adjustment, net of tax of ($367)	—	—	—	—	—	(685)	(685)	—	(685)
Unrealized income on derivative instruments, net of tax of ($1,421)	—	—	—	—	—	2,626	2,626	—	2,626
Foreign currency translation adjustment	—	—	—	—	—	31,208	31,208	—	31,208
Comprehensive income									95,453
Balance at March 31, 2010	**$—**	**$504**	**$428,579**	**$(19,800)**	**$303,410**	**$ 67,204**	**$ 779,897**	**$4,327**	**$ 784,224**

See accompanying notes.

EnerSys

Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal year ended March 31,		
	2010	2009	2008
Cash flows from operating activities			
Net earnings	$ 62,304	$ 81,930	$ 59,696
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	44,851	47,233	47,629
Bargain purchase gain	(2,919)	—	—
Gain on sale of facilities	—	(11,308)	—
Write-off of deferred finance fees	—	3,963	—
Provision for doubtful accounts	2,712	4,873	1,436
Provision for deferred taxes	6,975	8,828	7,972
Non-cash interest expense	7,163	5,994	1,586
Stock compensation expense	6,964	5,021	3,028
(Gain)/loss on disposal and impairment of fixed assets	(912)	6,219	3,908
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(7,303)	85,915	(107,113)
Inventory	(23,445)	90,930	(70,278)
Prepaid expenses and other current assets	(1,075)	(1,509)	374
Other assets	(1,218)	142	4,585
Accounts payable	59,116	(109,712)	34,593
Accrued expenses	(5,816)	4,895	15,805
Other liabilities	(10,795)	(3,977)	797
Net cash provided by operating activities	136,602	219,437	4,018
Cash flows from investing activities			
Capital expenditures	(45,111)	(57,143)	(45,037)
Purchase of businesses, net of cash acquired	(33,242)	—	(17,434)
Proceeds from disposal of property, plant, and equipment	1,109	10,333	321
Net cash used in investing activities	(77,244)	(46,810)	(62,150)
Cash flows from financing activities			
Net (decrease) increase in short-term debt	(7,436)	(34,195)	23,516
Proceeds from the issuance of long-term debt	—	397,500	—
Deferred financing costs	—	(10,950)	(23)
Payments of long-term debt	(25,243)	(367,018)	(9,780)
Capital lease obligations and other	878	(628)	(996)
Exercise of stock options	5,042	5,795	22,814
Purchase of treasury stock	—	(19,800)	—
Tax benefits from exercise of stock options	2,287	6,100	4,027
Net cash (used in) provided by financing activities	(24,472)	(23,196)	39,558
Effect of exchange rate changes on cash	2,995	(6,890)	1,409
Net increase (decrease) in cash and cash equivalents	37,881	142,541	(17,165)
Cash and cash equivalents at beginning of year	163,161	20,620	37,785
Cash and cash equivalents at end of year	$201,042	$ 163,161	$ 20,620

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners (currently Metalmark Capital) teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in the Americas. The Company was incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition from Yuasa Corporation (Japan). The acquired businesses included the *Exide, General Battery* and *Yuasa* brands. On January 1, 2001, the Company changed its name from Yuasa, Inc. to EnerSys to reflect its focus on the energy systems nature of its businesses. In March 2002, the Company acquired the worldwide reserve power and motive power business of the Energy Storage Group (ESG), of Invensys plc (Invensys), whose principal brands were *Hawker, PowerSafe* and *DataSafe.* The Company has since made numerous other smaller acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period. The assets and liabilities are translated into U.S. dollars using current rates as of the balance sheet date. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive income in EnerSys' stockholders' equity.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in other (income) expense, net in the year in which the change occurs.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This occurs when we ship in accordance with terms of the underlying agreement, title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are primarily shipping point or destination and do not differ significantly between our business segments. Accordingly, revenue is recognized when title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

The Company recognizes revenue from the service of its reserve power and motive power products when the respective services are performed.

Accruals are made at the time of sale for sales returns and other allowances based on the Company's experience.

Freight Expense

Amounts billed to customers for outbound freight costs are classified as sales in the consolidated statement of income. Costs incurred by the Company for outbound freight costs to customers, inbound and transfer freight are classified in cost of goods sold.

(In Thousands, Except Share and Per Share Data)

Warranties

Substantially all of the Company's products are warranted for a period of one to twenty years. The Company provides for estimated product warranty expenses when the related products are sold.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts of $9,879 and $7,978 at March 31, 2010 and 2009, respectively. The allowance is based on management's estimate of uncollectible accounts, analysis of historical data and trends, as well as reviews of all relevant factors concerning the financial capability of its customers. Accounts receivable are considered to be past due based on how payments are received compared to the customer's credit terms. Accounts are written off when management determines the account is uncollectible.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists of material, labor, and associated overhead.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Depreciation expense for the fiscal years ended March 31, 2010, 2009 and 2008 totaled $44,145, $46,694, and $47,151, respectively. Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period and amounted to $929, $1,062, and $829 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Intangible Assets

FASB guidance on the accounting for Goodwill and Other Intangible Assets eliminated the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. The Company has determined that trade names and goodwill are indefinite-lived assets, as defined by the FASB guidance, and therefore not subject to amortization.

The Company tests for the impairment of its goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. The Company utilizes financial projections of its business segments, certain cash flow measures, as well as its market capitalization in its determination of the fair value of these assets.

(In Thousands, Except Share and Per Share Data)

Environmental Expenditures

In accordance with FASB guidance on the accounting for contingencies and environmental remediation liabilities, we record a loss and establish a reserve for the remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts existing and proposed technology, the identification of other potentially responsible parties, their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum probable loss is accrued.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and other economic factors. In assessing the recoverability of the carrying value of the property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets. In fiscal 2010, 2009 and 2008 the Company recorded impairment charges of $290, $6,607 and $3,863 respectively, which were included in restructuring charges.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. The Company uses interest rate swap agreements to manage risk on a portion of its floating-rate debt.

Because of short maturities, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximates fair value.

The fair value of the Company's senior secured credit facility approximates its carrying value, as it is variable rate debt. The senior unsecured Convertible Notes were issued when our stock price was trading at $30.19 per share. On March 31, 2010, our stock price closed at $24.66 per share. Because the Convertible Notes have a conversion option at $40.60 per share, and due to current conditions in the financial markets, our senior unsecured Convertible Notes were trading at 94% of the face value on March 31, 2010.

(In Thousands, Except Share and Per Share Data)

The FASB guidance includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs, which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents our assets (liabilities) measured at fair value on a recurring basis as of March 31, 2010 and the basis for that measurement:

	Total Fair Value Measurement March 31, 2010	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(9,710)	$—	$(9,710)	$—
Lead forward contracts	62	—	62	—
Foreign currency forward contracts	1,911	—	1,911	—
Total derivatives	$(7,737)	$—	$(7,737)	$—

The fair value of interest rate swap agreements are based on observable prices as quoted for receiving the variable three month London Interbank Offered Rates, or LIBOR and paying fixed interest rates and, therefore, were classified as Level 2.

The fair value of lead forward contracts were calculated using observable prices for lead as quoted on the London Metal Exchange ("LME") and, therefore, were classified as Level 2.

The fair value for foreign currency forward contracts are based upon current quoted market prices and are classified as Level 2 based on the nature of the underlying market in which these derivatives are traded.

See Note 11 for a further discussion of the Company's derivative instruments and hedging activities.

(In Thousands, Except Share and Per Share Data)

The carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2010 and 2009 are as follows:

	March 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$201,042	$201,042	$163,161	$163,161
Financial liabilities:				
Long-term debt:				
Term A Loan	$201,094	$201,094	$216,563	$216,563
Senior Unsecured Convertible Notes	135,920	161,978	130,481	110,400
Euro Term Loan and other	11,199	11,199	20,131	20,131
Capital lease obligations	2,230	2,230	1,118	1,118
Derivatives	(7,737)	(7,737)	(11,777)	(11,777)

Income Taxes

We account for income taxes in accordance with the FASB guidance, which requires deferred tax assets and liabilities be recognized using enacted tax rates to measure the effect of temporary differences between book and tax bases on recorded assets and liabilities. The FASB guidance also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not some portion or all of the deferred tax assets will not be recognized.

We evaluate on a quarterly basis our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes.

In accordance with the FASB guidance on accounting for uncertainty in income taxes, the Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit. If the more likely than not

(In Thousands, Except Share and Per Share Data)

threshold is not met in the period for which a tax position is taken, the Company may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

Deferred Financing Fees

In connection with the issuance of the $172,500 senior unsecured 3.375% Convertible Notes in May 2008 and the refinancing under the new $350,000 senior secured credit facility in June 2008 (see Note 8), the Company wrote-off approximately $3,963 of unamortized deferred financing costs associated with the prior senior secured credit facility, and incurred approximately $10,950 in new deferred financing costs.

Deferred financing fees, net of accumulated amortization totaled $6,581 and $8,292 as of March 31, 2010 and 2009, respectively. Amortization expense included in interest expense was $1,724, $1,733, and $1,586 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swap agreements to manage risk on a portion of its long-term floating-rate debt. The Company has entered into lead forward purchase contracts to manage risk of the cost of lead. The Company has entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures. The Company's agreements are with creditworthy financial institutions. Those contracts that result in a liability position at March 31, 2010 are $10,295 and therefore the Company believes there is no risk of nonperformance by the counterparties. Those contracts that result in an asset position at March 31, 2010 are $2,558 and nonperformance risk associated with those contracts are not considered material and the vast majority of these will settle within one year. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The FASB established accounting and reporting guidance for derivative instruments and hedging activities. The Company recognizes derivatives as either assets or liabilities in the accompanying balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows on the lead and foreign currency forward contracts with the changes in the expected all-in cash outflow required for the lead and foreign currency purchases. This analysis is performed on the initial purchases quarterly that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such interest rate swap agreements. Inventory and cost of goods sold are adjusted to include the payments made or received under such lead and foreign currency forward contracts. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

Retirement Plans

The Company accounts for pensions in accordance with FASB guidance on employers' accounting for defined benefit pension benefit plans, which requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, and to measure a defined benefit postretirement plan's assets and obligation that determine its funded status as of the end of the employer's fiscal year.

The Company uses certain assumptions in the calculation of the actuarial valuation of its defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return of assets. If actual results are less favorable than those projected by the Company, additional expense may be required.

Stock-Based Compensation Plans

The Company accounts for share-based payments in accordance with FASB guidance, which focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under the guidance, a public entity is required to measure the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, the guidance requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements.

The compensation cost to be recorded is based on the fair value at the grant date. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free interest rate, volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using historical volatility based on historical weekly price changes. The Company recognizes compensation expense using the straight-line method.

(In Thousands, Except Share and Per Share Data)

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
March 31, 2010					
Pension funded status adjustment	$ (4,794)	$ (318)	$ (367)	$ (685)	$ (5,479)
Unrealized gain (loss) on derivative instruments	(7,660)	4,047	(1,421)	2,626	(5,034)
Foreign currency translation adjustment	46,509	31,208	—	31,208	77,717
Accumulated other comprehensive income	$ 34,055	$ 34,937	$(1,788)	$ 33,149	$ 67,204
March 31, 2009					
Pension funded status adjustment	$ (5,338)	$ 392	$ 152	$ 544	$ (4,794)
Unrealized gain (loss) income on derivative instruments	(8,910)	1,925	(675)	1,250	(7,660)
Foreign currency translation adjustment	177,161	(130,652)	—	(130,652)	46,509
Accumulated other comprehensive income	$162,913	$(128,335)	$ (523)	$(128,858)	$ 34,055
March 31, 2008					
Pension funded status adjustment	$ (5,690)	$ (59)	$ 411	$ 352	$ (5,338)
Unrealized gain (loss) income on derivative instruments	6,873	(24,282)	8,499	(15,783)	(8,910)
Foreign currency translation adjustment	101,851	75,310	—	75,310	177,161
Accumulated other comprehensive income	$103,034	$ 50,969	$ 8,910	$ 59,879	$162,913

Earnings Per Share

Basic earnings per common share ("EPS") are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. On October 30, 2008, the Company completed the purchase of 1,800,000 shares of its common stock at $11.00 per common share for $19,800 in the aggregate from an institutional shareholder. At March 31, 2010 and 2009, the Company had outstanding stock options, restricted stock, restricted stock units and senior unsecured 3.375% Convertible Notes, which could potentially dilute basic earnings per share in the future.

Segment Reporting

We previously reported two business segments consisting of reserve power and motive power products. The FASB guidance defines that a segment for reporting purposes, is based on the financial performance measures that are regularly reviewed by our chief operating decision maker to assess segment performance and to make decisions about a public entity's allocation of resources. Recent consideration of this guidance and changes made to our management structure, have led us to decide to report our segment results based upon our three geographic regions.

New Accounting Pronouncements

On April 1, 2009, the Company adopted new guidance from FASB, which provides guidance for the accounting, reporting and disclosure of noncontrolling interests and requires, among other things, that

(In Thousands, Except Share and Per Share Data)

noncontrolling interests be recorded as equity in the consolidated financial statements. The FASB guidance became effective for the Company as of April 1, 2009 and had no material impact on its results of operations or financial position. The adoption of this guidance resulted in the reclassification of $4,327 and $4,242 of Minority Interests (now referred to as noncontrolling interests) to a separate component of total equity on the Consolidated Balance Sheet as of March 31, 2010 and March 31, 2009, respectively. The impact of adopting the guidance on the Company's statements of income and cash flow was immaterial.

On April 1, 2009, the Company adopted new FASB guidance, which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new FASB guidance requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The new FASB guidance also requires that professional fees associated with acquisition activities be expensed as incurred. Accordingly, any business combination we engage in on or after April 1, 2009 will be recorded and disclosed in accordance with the new FASB guidance. For fiscal 2010, the Company recorded expenses of $2,000 for professional fees associated with acquisition activities, $1,269 for restructuring charges and a bargain purchase gain of $2,919.

On April 1, 2009, the Company adopted new FASB guidance, which changed the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature. The difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share. This guidance was effective for financial statements issued by the Company for the first quarter of fiscal 2010. The adoption of this guidance had the following impact on the Company's financial position and results of operations, applied on a retrospective basis: a) the separation of our Convertible Notes into its debt and equity components reduced long-term debt as of inception by $46,280 and, b) the accretion of debt discount increased interest expense by a non-cash expense of $5,439 and $4,261 in fiscal 2010 and fiscal 2009, respectively, and will increase up to approximately $8,000 annually through fiscal 2015.

In December 2008, the FASB issued authoritative guidance on employers' disclosures about pensions and other postretirement benefits. Under the new guidance an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan is expanded and is effective for financial statements issued by the Company for fiscal 2010.

Collective Bargaining

At March 31, 2010, we had approximately 7,800 employees. Of these employees, approximately 2,870, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being three years. These agreements expire over the period from calendar years 2010 to 2012.

(In Thousands, Except Share and Per Share Data)

We consider our employee relations to be good. Historically, we have not experienced any significant labor unrest or disruption of production.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Acquisitions

In fiscal 2010, the Company made acquisitions, the most significant of which was the acquisition of the industrial battery businesses of the Swiss company Accu Holding AG, which included the acquisition of the stock of OEB Traction Batteries and the operating assets and liabilities of Oerlikon Stationery Batteries and its Swedish sales subsidiary (all collectively referred to as "Oerlikon") during November 2009. The total purchase price for these transactions, net of cash received, was $33,242 and was financed using cash on hand. These acquisitions and the investment provide the Company with an additional range of well respected and designed products for use in high integrity applications in telecommunications, utilities, rail, material handling and mining, as well as other sectors. The accounting for the Oerlikon acquisition resulted in the recognition of a bargain purchase gain of $2,919. The Company is finalizing plans for restructuring Oerlikon and in the fourth quarter of fiscal year 2010 incurred $1,269 in charges related to this plan.

The Company made initial allocations of the purchase prices at the dates of the acquisitions based upon its understanding of the fair value of the acquired assets and liabilities. The Company obtained this information during due diligence and through other sources. In the months after the closings, as the Company obtains additional information about these assets and liabilities, the estimates of fair value will be refined and the allocations of purchase prices will be adjusted.

The results of these acquisitions have been included in the Company's results of operations from the dates of their respective acquisitions. Pro forma earnings per share computations have not been presented as these acquisitions are not considered material.

In connection with certain of its acquisitions, the Company formulated restructuring plans for the integration of the acquired businesses. See Note 20 for additional information regarding these plans.

3. Inventories

Net inventories consist of:

	March 31,	
	2010	2009
Raw materials	$ 66,288	$ 50,469
Work-in-process	80,397	57,506
Finished goods	107,686	101,354
Total	$254,371	$209,329

Inventory reserves for obsolescence and other estimated losses, mainly relating to finished goods, were $11,678 and $16,725 at March 31, 2010 and 2009, respectively, and have been included in the net amounts shown above.

(In Thousands, Except Share and Per Share Data)

4. Property, Plant, and Equipment

Property, plant, and equipment consist of:

	March 31, 2010	March 31, 2009
Land, buildings, and improvements	$ 161,211	$ 153,529
Machinery and equipment	443,799	375,309
Construction in progress	29,041	42,577
	634,051	571,415
Less accumulated depreciation	(318,910)	(270,050)
Total	$ 315,141	$ 301,365

5. Goodwill and Other Intangible Assets

Information regarding the Company's goodwill and other intangible assets follows:

	March 31,					
	2010			2009		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:						
Goodwill	$318,677	$(1,412)	$317,265	$303,070	$(1,412)	$301,658
Trademarks	82,598	(953)	81,645	79,746	(953)	78,793
Amortizable intangible assets:						
Customer lists	6,814	(1,416)	5,398	1,326	(979)	347
Non-compete	1,890	(708)	1,182	683	(500)	183
Patents	680	(165)	515	250	(142)	108
Trademarks	1,853	(465)	1,388	464	(381)	83
Licenses	82	(74)	8	80	(50)	30
Total	$412,594	$(5,193)	$407,401	$385,619	$(4,417)	$381,202

The Company's intangible assets amortization expense was $706, $539, and $536, for the years ended March 31, 2010, 2009 and 2008, respectively. The expected amortization expense based on intangible assets at March 31, 2010 is $755 in 2011, $687 in 2012, $680 in 2013, $671 in 2014 and $665 in 2015.

The changes in the carrying amount of goodwill by business segment are as follows:

	Fiscal year ended March 31, 2010			
	Europe	Americas	Asia	Total
Balance at beginning of year	$153,941	$126,117	$21,600	$301,658
Fiscal 2010 acquisitions	—	5,072	—	5,072
Foreign currency translation	8,700	1,726	109	10,535
Balance at end of year	$162,641	$132,915	$21,709	$317,265

(In Thousands, Except Share and Per Share Data)

	Fiscal year ended March 31, 2009			
	Europe	Americas	Asia	Total
Balance at beginning of year	$208,902	$128,271	$21,256	$358,429
Income tax adjustment for ESG and Yuasa, Inc. acquisitions	(11,754)	159	—	(11,595)
Foreign currency translation	(43,207)	(2,313)	344	(45,176)
Balance at end of year	$153,941	$126,117	$21,600	$301,658

The Company estimated tax-deductible goodwill to be approximately $17,016 and $17,150 as of March 31, 2010 and 2009, respectively.

6. Other Assets

Prepaid and other current assets consist of the following:

	March 31,	
	2010	2009
Prepaid income taxes	$11,372	$ 7,880
Prepaid other taxes	8,064	5,964
Non-trade receivables	5,665	4,715
Lead hedges	62	2,191
Foreign currency forward contracts	1,911	—
Other	12,775	11,772
Total	$39,849	$32,522

Other assets consist of the following:

	March 31,	
	2010	2009
Rental batteries	$ 5,462	$ 4,030
Leases receivable	5,240	6,024
Deferred financing fees	4,862	6,576
Other	7,879	2,049
Total	$23,443	$18,679

(In Thousands, Except Share and Per Share Data)

7. Accrued Expenses

Accrued expenses consist of the following:

	March 31,	
	2010	2009
Payroll and benefits	$ 54,267	$ 50,449
Warranty	31,739	30,914
Accrued selling expenses	21,509	25,994
Income taxes, currently payable	16,592	18,886
Restructuring	9,033	12,941
Freight	8,371	6,823
VAT and other non-income taxes	5,629	6,396
Pension and social security	4,488	3,473
Interest	3,117	3,220
Deferred income	3,055	2,002
Other	32,204	22,996
Total	$190,004	$184,094

8. Debt

Senior Unsecured 3.375% Convertible Notes

On May 28, 2008, the Company completed a registered offering of $172,500 aggregate principal amount of senior unsecured 3.375% Convertible Notes Due 2038 ("Convertible Notes") (see prospectus and supplemental indenture dated 05/28/2008). The Company received net proceeds of approximately $168,200 after the deduction of commissions and offering expenses. The Company used all of the net proceeds to repay a portion of its then existing senior secured Term Loan B.

The Convertible Notes are general senior unsecured obligations and rank equally with the Company's existing and future senior unsecured obligations and are junior to any of the Company's future secured obligations to the extent of the value of the collateral securing such obligations. The Convertible Notes are not guaranteed, and are structurally subordinate in right of payment to, all of the (i) existing and future indebtedness and other liabilities of the Company's subsidiaries and (ii) preferred stock of the Company's subsidiaries to the extent of their respective liquidation preferences.

The Convertible Notes require the semi-annual payment of interest in arrears on June 1 and December 1 of each year beginning December 1, 2008, at 3.375% per annum on the principal amount outstanding. The Convertible Notes will accrete principal beginning on June 1, 2015 and will bear contingent interest, if any, beginning with the six-month interest period commencing on June 1, 2015 under certain circumstances. The Convertible Notes will mature on June 1, 2038. Prior to maturity the holders may convert their Convertible Notes into shares of the Company's common stock under certain circumstances. When issued, the initial conversion rate was 24.6305 shares per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of approximately $40.60 per share.

At any time after June 6, 2015, the Company may at its option redeem the Convertible Notes, in whole or in part, for cash, at a redemption price equal to 100% of the accreted principal amount of Convertible Notes to be redeemed, plus any accrued and unpaid interest. A holder of Convertible Notes may require the Company to

(In Thousands, Except Share and Per Share Data)

repurchase some or all of the holder's Convertible Notes for cash upon the occurrence of a fundamental change as defined in the indenture and on each of June 1, 2015, 2018, 2023, 2028 and 2033 at a price equal to 100% of the accreted principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, if any, in each case. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The Convertible Notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

If applicable, the Company will pay a make-whole premium on Convertible Notes converted in connection with certain fundamental changes that occur prior to June 6, 2015. The amount of the make-whole premium, if any, will be based on the Company's stock price and the effective date of the fundamental change. The indenture contains a detailed description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices. No make-whole premium would be paid if the price of the Common Stock on the effective date of the fundamental change is less than $29.00. Any make-whole premium will be payable in shares of Common Stock (or the consideration into which the Company's Common Stock has been exchanged in the fundamental change) on the conversion date for the Convertible Notes converted in connection with the fundamental change.

The Convertible Notes were issued in an offering registered under the Securities Act of 1933, as amended (Securities Act).

Accounting for Certain Convertible Debt Instruments

In May 2008, the FASB issued new guidance on the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial settlement). This FASB guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FASB guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied retrospectively to all periods presented. The Company adopted the guidance effective May 28, 2008, the date of the Convertible Notes offering.

The adoption of the new FASB guidance had the following effect, applied retrospectively, on our Consolidated Statement of Income for the fiscal year ended March 31, 2009:

	Fiscal year ended March 31, 2009		
	Previously Reported	As Adjusted	Effect of Change
Interest expense	$22,646	$26,733	$ 4,087
Income tax expense	38,600	37,170	(1,430)
Net income	84,587	81,930	(2,657)
Basic net income per share	1.73	1.68	(0.05)
Diluted net income per share	1.71	1.66	(0.05)

(In Thousands, Except Share and Per Share Data)

The adoption of the new guidance had the following effect on our Consolidated Balance Sheet as of March 31, 2009:

	March 31, 2009		
	Previously Reported	As Adjusted	Effect of Change
Prepaid and other current assets	$ 32,734	$ 32,522	$ (212)
Long-term deferred tax asset	12,881	13,399	518
Other assets	19,776	18,679	(1,097)
Long-term debt	384,553	342,534	(42,019)
Long-term deferred tax liability	48,963	64,428	15,465
Other liabilities	66,844	62,602	(4,242)
Additional paid-in capital	385,872	414,292	28,420
Accumulated earnings	243,763	241,106	(2,657)

The adoption of the new guidance had no effect on our Consolidated Statement of Cash Flows for the fiscal year ended March 31, 2009.

The following represents the principal amount of the liability component, the unamortized discount, and the net carrying amount of our Convertible Notes as of March 31, 2010 and March 31, 2009, respectively:

	March 31, 2010	March 31, 2009
Principal	$172,500	$172,500
Unamortized discount	(36,580)	(42,019)
Net carrying amount	$135,920	$130,481

As of March 31, 2010, the remaining discount will be amortized over a period of 62 months. The conversion price of the $172,500 in aggregate principal amount of the Convertible Notes is approximately $40.60 per share and the number of shares on which the aggregate consideration to be delivered upon conversion is 4,248,761.

The effective interest rate on the liability component of the Convertible Notes was 8.50% for the fiscal years ended March 31, 2010 and March 31, 2009. The amount of interest cost recognized for the amortization of the discount on the liability component of the Convertible Notes was $5,439 and $4,261, respectively, for the fiscal years ended March 31, 2010 and March 31, 2009.

Senior Secured Credit Facility

In June 2008, the Company completed the refinancing of approximately $192,000 of the outstanding combined balance of the senior secured Term Loan B and its then existing revolving credit facility with a new $350,000 senior secured credit facility comprising a $225,000 Term A Loan and a new, undrawn $125,000 revolving credit facility.

The $225,000 senior secured Term A Loan is subject to a quarterly principal amortization of 1.25% in Year 1, 1.88% in Years 2-3, 2.50% in Year 4, 3.13% in Year 5 and 14.38% in Year 6 and matures on June 27, 2014. The $125,000 revolving credit facility matures on June 27, 2013. Borrowings under the credit agreements bear

(In Thousands, Except Share and Per Share Data)

interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (currently 1.50%), or (ii) the greater of the federal funds rate plus 0.50% or the prime rate, plus an applicable percentage (currently 0.50%). There are no prepayment penalties on loans under the $350,000 senior secured credit facility.

At March 31, 2010 and 2009, there was $201,094 and $216,563 outstanding under the new Term A Loan. There were no borrowings under the revolving credit facility.

Obligations under the new senior secured credit facility are secured by substantially all of our existing and hereafter acquired assets located in the United States, including substantially all of the capital stock of our United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of our foreign subsidiaries that are owned by our United States companies. The Company's credit agreements contain various covenants that, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, repurchasing the Company's common stock, paying dividends and certain other actions. At March 31, 2010, the Company was in compliance with all such covenants.

In connection with the issuance of the $172,500 Convertible Notes and the refinancing under the new $350,000 senior secured credit facility, the Company wrote-off approximately $3,963 of unamortized deferred financing costs associated with the prior senior secured credit facility, and incurred approximately $10,950 in new deferred financing costs. The Company also terminated interest rate swap agreements of $30,000, which had been placed in October 2005, at a loss of $1,246.

Euro 25,000 Credit Agreement and Amendments

On October 16, 2008, the Company amended its Euro 25,000 Credit Agreement in order to incorporate into the agreement, changes and covenants from the new $350,000 senior secured credit facility and change the guaranty from EnerSys Capital Inc. to EnerSys.

On May 15, 2008, the Company amended its Euro 25,000 Credit Agreement to allow for the issuance of up to $205,000 of unsecured indebtedness. The proceeds from the unsecured indebtedness were required to be used to pay down the senior secured Term Loan B. Additionally, the amendment authorized the Company to enter into a new $350,000 US credit facility on terms substantially similar to the then existing Credit Agreement.

On June 15, 2005, the Company entered in a Euro 25,000 Credit Facility Agreement among EnerSys Holdings (Luxembourg), S.a.r.l., San Paolo IMI S.p.A., as Facility Agent and lender, and Banca Intesa S.p.A., as lender (the "Euro Credit Agreement"). The proceeds from the Euro Credit Agreement were used to reduce the outstanding balance of the U.S. Credit Agreement that was utilized as bridge financing for the June 1, 2005 acquisition of the motive power battery business of FIAMM S.p.A. The Euro Credit Agreement matures on June 30, 2011, and is subject to quarterly principal amortization between €1,000—€1,750 beginning March 31, 2007. Obligations under the Euro Credit Agreement are secured by a pledge of the shares of our Italian subsidiary and guaranty from EnerSys Capital Inc., a subsidiary of the Company. Borrowings under the Euro Credit Agreement bear interest at a floating rate based upon a EURIBOR rate plus 1.15%.

Prior Senior Secured Credit Facility

The $355,900 senior secured Term Loan B was subject to a 0.25% quarterly principal amortization and a maturity date of March 17, 2011. The $100,000 revolving credit facility had a maturity date of March 17, 2009.

(In Thousands, Except Share and Per Share Data)

Borrowings under the credit agreements bore interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (1.75% at time of termination), or (ii) the greater of the federal funds rate plus 0.50% or the prime rate, plus an applicable percentage (0.75% at time of termination). The facility required prepayment based upon certain excess cash flow amounts, as defined. There was no prepayment penalty on loans under the $455,900 senior secured credit facility.

Summary of Long-Term Debt

The following summarizes the Company's long-term debt:

	March 31,	
	2010	2009
Term A Loan : Payable in quarterly installments of 1.25% in year 1, 1.88% in years 2-3, 2.50% in year 4, 3.13% in year 5 and 14.388% in year 6, with the remaining balance due on June 27, 2014, bearing interest at 1.76% at March 31, 2010	$201,094	$216,563
Senior Unsecured Convertible Notes bearing interest at 3.375% (net of discount of $36,580 and $42,019, respectively)	135,920	130,481
Euro Term Loan: Payable in quarterly installments between €1,000 and €1,750 beginning March 31, 2008 through June 30, 2011, bearing interest at 1.785% at March 31, 2010	11,158	19,261
Other	41	870
	348,213	367,175
Less current portion	26,045	24,641
Total long-term debt	$322,168	$342,534

Other debt

At March 31, 2010 and 2009, there were $11,242 and $27,494 respectively, of borrowings outstanding outside the United States.

As of March 31, 2010 and 2009, the Company had available under all its lines of credit approximately $247,400 and $266,702, respectively. Included in the March 31, 2010 and 2009 amounts are $116,788 and $116,284, respectively, of uncommitted lines of credit.

The Company paid $16,456, $21,026 and $28,534, net of interest received, for interest during the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Aggregate maturities of long-term debt (including $36,580 of Convertible Note discount) are as follows:

2011	$ 26,045
2012	23,122
2013	26,719
2014	104,062
2015	32,345
Thereafter	172,500
	$384,793

(In Thousands, Except Share and Per Share Data)

The Company's financing agreements contain various covenants, which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in compliance with all such covenants.

As of March 31, 2010 and 2009, the Company had $1,150 of standby letters of credit outstanding that reduced the borrowings available under the Revolving Credit Lines. As of March 31, 2010 and 2009, the Company had no bank guarantees.

9. Leases

The Company's future minimum lease payments under capital and operating leases that have noncancelable terms in excess of one year at March 31, 2010 are as follows:

	Capital Leases	Operating Leases
2011	$ 702	$13,631
2012	661	11,185
2013	568	8,297
2014	386	5,841
2015	21	4,456
Thereafter	—	2,089
Total minimum lease payments	2,338	$45,499
Amounts representing interest	108	
Net minimum lease payments, including current portion of $650	$2,230	

Rental expense was $26,957, $29,247, and $28,181 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Amortization of capitalized leased assets is included in depreciation expense. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

10. Other Liabilities

Other long-term liabilities consist of the following:

	March 31,	
	2010	2009
Pension and profit sharing obligation	$26,855	$24,929
Interest rate swap liabilities	9,710	13,628
Long-term income taxes liabilities	8,140	11,346
Restructuring reserves	1,310	865
Deferred income	3,091	3,512
Other	5,396	8,322
Total	$54,502	$62,602

(In Thousands, Except Share and Per Share Data)

11. Derivative Financial Instruments

Interest Rate Swap Agreements

The Company is exposed to changes in variable interest rates on borrowings under our credit agreements. On a selective basis, from time to time, it enters into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At March 31, 2010 and March 31, 2009 such agreements effectively convert $170,000 of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements.

The Company recorded unrealized losses on interest rate swaps of ($3,141), ($5,667) and ($11,612) for the fiscal years ended March 31, 2010, 2009, and 2008, respectively, that are included in accumulated other comprehensive income. In the coming twelve months, the Company anticipates that approximately $6,100 of unrealized losses will be reclassified from accumulated other comprehensive income to earnings, as an increase in interest expense. The estimated fair value of the Company's interest rate swap agreements was a liability of $9,710, $13,628 and $11,593, at March 31, 2010, 2009 and 2008, respectively, as estimated based on quotes from market makers of these instruments. The Company recorded an expense (income) of $7,059, $3,632 and ($588) in fiscal 2010, 2009 and 2008, respectively, which was recorded as an increase (decrease) in interest expense.

Lead Hedge Contracts

During the fiscal years ending March 31, 2010, 2009 and 2008, the Company entered into lead hedge contracts to fix the price for lead purchases. Management considers the lead hedge contracts to be highly effective against changes in the cash flows of the underlying lead purchases based on the criteria in the FASB guidance. The vast majority of such contracts are for a period not extending beyond one year. Realized gains (losses) related to the lead hedge contracts are included in inventory and amortized to earnings over the turnover period. The Company recorded unrealized (losses) gains on lead hedge contracts of $9,844, ($44,863), and ($10,355), for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, which are included in accumulated other comprehensive income. The estimated fair value of open lead hedge contracts at March 31, 2010, 2009 and 2008, was $62, $2,191, and $1,685, respectively. The gains (losses) on the settlement of lead hedge contracts during fiscal 2010, 2009 and 2008, was $11,973, ($45,369), and $20,592, respectively, a portion of which is recorded as a reduction (increase) of cost of goods sold and a portion of which was included in inventory at March 31, 2010, 2009 and 2008.

Foreign Currency Forward Contracts

On a selective basis the Company will enter into foreign currency forward contracts and option contracts to reduce the volatility from currency movements that affect the Company. The Company's largest exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe, China and Mexico and from intercompany loan and receivable transactions. To hedge these exposures the Company may enter into foreign currency forward contracts and option contracts with financial institutions. Each contract is for a period not extending beyond one year. As of March 31, 2010 and 2009, the Company had entered into a total of $64,234 and $19,390, respectively, foreign currency forward contracts. The Company recorded an unrealized gain on foreign currency forward contracts of $2,679, $206 and ($2,316), for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, which is included in accumulated other comprehensive income. The estimated fair value of open foreign currency forward contracts at March 31, 2010, 2009 and 2008 was an asset (liability) of $1,911, ($340) and

(In Thousands, Except Share and Per Share Data)

($3,801), respectively. The net gains/(losses) on the settlement of foreign currency hedge contracts during fiscal 2010 and 2009, was $428 and ($3,255) respectively, a portion of which was recorded as an (decrease) increase to cost of goods sold and earnings and a portion of which was included in inventory at March 31, 2010 and 2009.

Presented below in tabular form is information on the location and amounts of derivative fair values in the Consolidated Balance Sheets and derivative gains and losses in the Consolidated Statements of Income:

Fair Value of Derivative Instruments
March 31, 2010 and 2009

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	March 31, 2010 Fair Value	March 31, 2009 Fair Value	Balance Sheet Location	March 31, 2010 Fair Value	March 31, 2009 Fair Value
Derivatives designated as hedging instruments						
Interest rate swap agreements		$ —	$ —	Other liabilities	$9,710	$13,628
Lead hedge contracts	Prepaid and other current assets	62	2,191		—	—
Foreign currency forward contracts	Prepaid and other current assets	1,911	—	Accrued expenses	—	340
Total derivatives designated as hedging instruments		**$1,973**	**$2,191**		**$9,710**	**$13,968**

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal years ending March 31, 2010 and 2009

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	
	March 31, 2010	March 31, 2009		March 31, 2010	March 31, 2009
Interest rate swap agreements	$(3,141)	$ (5,667)	Interest expense	$ (7,059)	$ (3,632)
Lead hedge contracts	9,844	(44,863)	Cost of goods sold/Inventory	11,973	(45,369)
Foreign currency forward contracts	2,679	206	Cost of goods sold/Inventory	428	(3,255)
Total derivatives designated as hedging instruments	**$ 9,382**	**$(50,324)**		**$ 5,342**	**$(52,256)**

(In Thousands, Except Share and Per Share Data)

12. Income Taxes

Income tax expense is composed of the following:

	Fiscal year ended March 31,		
	2010	2009	2008
Current:			
Federal	$ 9,000	$10,793	$ 220
State	(981)	2,673	976
Foreign	9,957	14,876	17,331
Total current	17,976	28,342	18,527
Deferred:			
Federal	4,678	7,730	3,898
State	852	311	(583)
Foreign	1,445	787	4,657
Total deferred	6,975	8,828	7,972
Income tax expense	$24,951	$37,170	$26,499

Earnings before income taxes consists of the following:

	Fiscal year ended March 31,		
	2010	2009	2008
United States	$37,418	$ 21,545	$18,465
Foreign	49,837	97,555	67,730
Earnings before income taxes	$87,255	$119,100	$86,195

Income taxes paid by the Company for the fiscal years ended March 31, 2010, 2009 and 2008 were $22,553, $21,214 and $7,255, respectively.

(In Thousands, Except Share and Per Share Data)

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	March 31, 2010	March 31, 2009
Deferred tax assets:		
Accounts receivable	$ 1,140	$ 1,045
Inventories	4,626	5,834
Net operating loss carryforwards	69,469	67,162
Accrued liabilities and restructuring expenses	14,503	18,939
Other assets	9,189	10,531
Gross deferred tax assets	98,927	103,511
Less valuation allowance	(58,382)	(57,397)
Total deferred tax assets	40,545	46,114
Deferred tax liabilities:		
Property, plant and equipment	28,288	25,964
Other intangible assets	38,363	36,051
Convertible Debt	19,363	18,044
Other liabilities	1,858	4,182
Total deferred tax liabilities	87,872	84,241
Net deferred tax liabilities	$(47,327)	$ (38,127)

The Company has approximately $15,277 in United States federal net operating loss carryforwards, approximately $9,233 of which are limited by Section 382 of the Internal Revenue Code, that begin to expire in the year ending 2023. The Company has recorded a valuation allowance against approximately $8,694 of the losses limited by Section 382.

The net operating loss carryforwards at March 31, 2010 related to the Company's foreign subsidiaries are approximately $229,873. Some of these net operating loss carryforwards have an unlimited life, while others expire at various times over the next 20 years. In addition, the Company also had approximately $53,051 of net operating loss carryforwards for state tax purposes that expire at various times over the next 20 years. The Company has recorded a valuation allowance for net deferred tax assets in certain foreign and state tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions. During the fiscal years ended March 31, 2010 and 2009, the Company recorded tax benefits of $2,260 and $125, respectively, due to the utilization of net operating loss carryforwards in certain foreign subsidiaries.

A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal year ended March 31, 2010	2009	2008
United States statutory income tax expense (at 35%)	$30,539	$41,685	$30,168
Increase (decrease) resulting from:			
State income taxes, net of federal effect	(116)	1,942	623
Nondeductible expenses	3,799	427	467
Effect of foreign operations	(9,253)	(9,374)	(7,682)
Valuation allowance	(18)	2,490	2,923
Income tax expense	$24,951	$37,170	$26,499

(In Thousands, Except Share and Per Share Data)

The effective income tax rate was 28.6 % in fiscal 2010, compared to 31.2 % in fiscal 2009 and 30.7 % in fiscal 2008. The fiscal 2010 tax expense includes a non-recurring tax benefit of approximately $2,141 attributable to the filing of amended tax returns which reduced the effective tax rate by 2.5 percentage points. Similarly, the fiscal 2009 tax expense included a non-recurring tax benefit of approximately $1,100, attributable to the favorable resolution of a prior year tax matter, which reduced the effective tax rate by 0.9 percentage points.

At March 31, 2010, the Company has not recorded United States income or foreign withholding taxes on approximately $269,849 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the United States because the Company currently plans to keep these amounts permanently invested overseas.

The Company recognizes and measures uncertain tax positions taken, or expected to be taken, in a tax return in accordance with FASB guidance on accounting for uncertainty in income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits under FASB guidance is as follows:

March 31, 2009	$13,305
Increases related to current year tax positions	919
Increases related to prior year tax positions due to foreign currency translation	5
Decreases related to prior year tax positions	(2,940)
Lapse of statute of limitations	(539)
March 31, 2010	$10,750

All of the balance of unrecognized tax benefits at March 31, 2010 if recognized, would be included in the Company's Statement of Income and have a favorable impact on both the Company's Statement of Income and effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005.

The Company anticipates that it is reasonably possible that a portion of the March 31, 2010 balance of the unrecognized tax benefits could be recognized within the next twelve months as a result of the completion of a tax audit or due to the expiration of the relevant statutes of limitations. An estimate of the range of the adjustments cannot be made at this time.

The Company recognizes tax related interest and penalties in income tax expense in its Statement of Income. As of March 31, 2010 and March 31, 2009, the Company had an accrual of approximately $905 and $740, respectively, for interest and penalties.

(In Thousands, Except Share and Per Share Data)

13. Retirement Plans

Defined Benefit Plans

The Company provides retirement benefits to substantially all eligible salaried and hourly employees. The Company uses a measurement date of March 31 for its pension plans. The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for these employees covered by defined benefit plans:

	United States Plans		International Plans	
	March 31,		March 31,	
	2010	2009	2010	2009
Change in projected benefit obligation				
Benefit obligation at the beginning of the year	$ 9,969	$ 9,872	$ 38,080	$ 51,803
Service cost	224	300	621	2,897
Interest cost	635	608	2,520	2,529
Benefits paid	(588)	(569)	(2,299)	(2,204)
Plan participants' contributions	—	—	—	539
Plan curtailments	—	—	(60)	—
Transfer in (effects of business combinations)	—	—	—	116
Experience (gain) loss	752	(242)	6,575	(6,268)
Foreign currency translation adjustment	—	—	1,414	(11,332)
Benefit obligation at the end of the period	$10,992	$ 9,969	$ 46,851	$ 38,080

	United States Plans		International Plans	
	March 31,		March 31,	
	2010	2009	2010	2009
Change in plan assets				
Fair value of plan assets at the beginning of the period	$ 6,279	$ 7,950	$ 16,285	$ 23,449
Actual return (loss) on plan assets	1,994	(1,590)	6,326	(3,513)
Employer contributions	174	488	1,659	4,343
Plan participants' contributions	—	—	—	538
Benefits paid, inclusive of plan expenses	(588)	(569)	(2,298)	(2,204)
Foreign currency translation adjustments	—	—	740	(6,328)
Fair value of plan assets at the end of the period	$ 7,859	$ 6,279	$ 22,712	$ 16,285
Funded status deficit	$ (3,133)	$(3,690)	$(24,139)	$(21,795)
Unrecognized net loss	—	—	—	—
Accrued benefit cost	$ (3,133)	$(3,690)	$(24,139)	$(21,795)

Accrued pension benefit liability is included in accrued expenses and other liabilities.

(In Thousands, Except Share and Per Share Data)

Net periodic pension cost for 2010, 2009, and 2008, includes the following components:

	United States Plans			International Plans		
	March 31,			March 31,		
	2010	2009	2008	2010	2009	2008
Service cost	$ 224	$ 300	$ 254	$ 621	$ 2,897	$ 3,912
Interest cost	634	608	564	2,520	2,529	2,328
Actual return on plan assets	(491)	(639)	(639)	(1,256)	(1,568)	(1,781)
Amortization and deferral	459	208	150	(43)	—	66
Net periodic benefit cost	$ 826	$ 477	$ 329	$ 1,842	$ 3,858	$ 4,525

Significant assumptions used in accounting for the pension benefit plans are as follows:

	United States Plans			International Plans		
	March 31,			March 31,		
	2010	2009	2008	2010	2009	2008
Discount rate	6.5%	6.0%	6.0%	3.8-6.0 %	4.3-6.0 %	4.3-6.0 %
Expected return on plan assets	8.0	8.0	8.0	5.5-7.0	5.5-7.5	5.5-8.0
Rate of compensation increase	N/A	N/A	N/A	2.0-3.5	2.0-3.5	2.0-3.0

As required by the FASB guidance, for pension plans for which the projected benefit obligation exceeds the fair value of plan assets, the Company has recognized in the Consolidated Balance Sheets at March 31, 2010 and 2009, the additional liability of the unfunded projected benefit obligation of $7,476 and $7,157, respectively, as current and long-term liabilities, with offsetting equity adjustments. The accumulated benefit obligation for all defined benefit pension plans was $55,282 and $45,953 at March 31, 2010 and 2009, respectively.

The accumulated benefit obligation related to all defined benefit pension plans and information related to unfunded and underfunded defined benefit pension plans at the end of each year follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2010	2009	2010	2009
All defined benefit plans:				
Accumulated benefit obligation	$10,992	$9,969	$44,290	$35,984
Unfunded defined benefit plans:				
Projected benefit obligation	—	—	23,367	21,186
Accumulated benefit obligation	—	—	22,557	20,367
Defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	10,992	9,969	23,367	22,187
Accumulated benefit obligation	10,992	9,969	22,557	21,255
Fair value of plan assets	7,859	6,279	—	706

The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

The Company's investment policy emphasizes a balanced approach to investing in securities of high quality and ready marketability. Investment flexibility is encouraged so as not to exclude opportunities available through a diversified investment strategy.

Equity investments are maintained within a target range of 50%-70% of the total portfolio market value. Investments in debt securities include issues of various maturities, and the average quality rating of bonds should be investment grade with a minimum quality rating of "B" at the time of purchase.

The Company periodically reviews the asset allocation of its portfolio. The proportion committed to equities, debt securities and cash equivalents is a function of the values available in each category and risk considerations. The plan's overall return will be compared to and expected to meet or exceed established benchmark funds and returns over a three to five year period.

The objectives of the Company's investment strategies are: (a) the achievement of a reasonable long-term rate of total return consistent with an emphasis on preservation of capital and purchasing power, (b) stability of annual returns through a portfolio risk level, which is appropriate to conservative accounts, and (c) reflective of our willingness to forgo significantly above-average rewards in order to minimize above-average risks. These objectives may not be met each year but should be attained over a reasonable period of time.

The Company expects to make cash contributions of approximately $1,900 to its pension plans in fiscal year 2011.

As a result of the ESG business combination, the Company has assumed defined benefit plans in Germany and France. These plans have no assets, while their benefit obligations were $20,266 and $18,502 as of March 31, 2010 and 2009, respectively. Other salary and hourly employees are provided benefits in accordance with governmental regulatory requirements.

(In Thousands, Except Share and Per Share Data)

The following table represents our assets (liabilities) measured at fair value on a recurring basis as of March 31, 2010 and the basis for that measurement:

	US Plans			
	Total Fair Value Measurement March 31, 2010	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category:				
Cash and Cash Equivalents	$ 450	$ 450	$—	$—
Equity Securities:				
U.S.[a]	4,058	4,058	—	—
International[b]	819	819	—	—
Debt securities:				
Corporate bonds[c]	2,532	2,532	—	—
Total	$ 7,859	$ 7,859	$—	$—

	International Plans			
	Total Fair Value Measurement March 31, 2010	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category:				
Equity Securities:				
U.S.[a]	$ 2,196	$ 2,196	$—	$—
International[b]	13,053	13,053	—	—
Debt securities:				
Corporate bonds[c]	4,287	4,287	—	—
Government and government-related debt securities[d]	3,176	3,176	—	—
Total	$22,712	$22,712	$—	$—

The fair values presented above were determined based on valuation techniques categorized as follows:

- Level one: The use of quoted prices in active markets for identical instruments.
- Level two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level three: The use of significantly unobservable inputs and that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the U.S. and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(In Thousands, Except Share and Per Share Data)

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected U.S. treasuries and, to a lesser extent, other government-related securities.

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits
2011	$ 1,900
2012	1,961
2013	2,094
2014	2,449
2015	2,728
Years 2016-2020	16,146

In accordance with the FASB guidance, the Company recognizes the funded status of its retirement plans in its Consolidated Balance Sheet. The underfunded status of our retirement plans recorded as a liability on the Company's Consolidated Balance Sheets at March 31, 2010 and 2009 was approximately $27,272 and $25,485, respectively.

The amounts included in accumulated other comprehensive income as of March 31, 2010 that are expected to be recognized as components of net periodic pension cost during the fiscal year ended March 31, 2011 are as follows:

Net loss	$ (216)
Net prior service cost	(18)
Net amount expected to be recognized	$ (234)

Defined Contribution Plan

Effective January 1, 2004, the Company amended its Defined Contribution Plan (the "401(k) Plan"). The amended 401(k) Plan covers substantially all U.S. salaried and hourly employees except those covered by a union plan. All eligible employees of the amended 401(k) Plan receive a matching contribution of 100% of the first 4% of wages contributed and 50% of the next 2% of wages contributed for a total match of up to 5% by the Company.

Effective February 1, 2009, the Company amended its Defined Contribution Plan ("Amended U.K. Plan") that covers substantially all UK employees, both direct and salaried. All eligible employees of the Amended U.K. Plan receive a matching contribution from the Company, at various rates as provided by the plan.

Employer expenses for the 401(k) plan and the Amended U.K. Plan for the fiscal years ended March 31, 2010, 2009 and 2008, were $3,909, $2,394 and $2,298, respectively.

14. Preferred Stock and Common Stock

The Company's certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). At March 31, 2010 and 2009, no shares of Preferred Stock were issued or outstanding. The Board of Directors of the Company has the authority to specify the terms of any Preferred Stock at the time of issuance.

(In Thousands, Except Share and Per Share Data)

The following demonstrates the change in the number of shares of Class A common stock outstanding during fiscal 2010:

	Fiscal Year ended March 31, 2010
Shares outstanding as of beginning of period	47,975,396
Shares issued as part of equity-based compensation plans, net of equity awards surrendered for option price and taxes	606,436
Shares outstanding as of end of period	48,581,832

15. Secondary Offerings of Common Shares

In August 2009, certain of the Company's stockholders sold 3,200,000 shares of the Company's common stock pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 19, 2008.

In May 2008, concurrently with the Convertible Notes offering, certain of the Company's stockholders sold 3,690,000 shares of the Company's common stock pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 19, 2008.

The offered shares were sold by those stockholders of the Company, including affiliates of Metalmark Capital LLC and certain other institutional stockholders. The Company did not receive any proceeds from the common stock offerings; however, under the terms of its securityholder agreement, the Company did incur fees related to the offerings in fiscal 2010 and fiscal 2009 of $150 and $330, respectively.

16. Stock-Based Compensation

At March 31, 2010, the Company maintains three management equity incentive plans, which were approved by the Company's shareholders. These plans, which are the 2000 Management Equity Plan, the 2004 Equity Incentive Plan and the Amended and Restated 2006 Equity Incentive Plan, reserve 11,289,232 shares of common stock for the grant of various classes of nonqualified stock options, restricted stock, restricted stock units and other forms of equity based compensation. At March 31, 2010, 1,321,003 shares are available for future grants. The Company's management equity incentive plans are intended to provide an incentive to employees and non-employee directors of the Company to remain in the service of the Company and to increase their interest in the success of the Company in order to promote the long-term interests of the Company. The plans seek to promote the highest level of performance by providing an economic interest in the long-term performance of the Company. The Company settles employee share-based compensation awards primarily with newly issued shares.

Stock Incentive Plans

Non-qualified stock options have been granted to employees under the equity incentive plans at prices not less than the fair market value of the shares on the dates the options were granted. Options issued in fiscal 2010 vest over a three-year or six-month period and options issued in fiscal 2009 vest over a three-year period, and options issued in fiscal 2008 vest over a four-year period. Options become exercisable in equal installments over the vesting period. Options generally expire in 10 years, however options vesting in six months expire in 3 ½ years.

(In Thousands, Except Share and Per Share Data)

Compensation cost is recorded in accordance with FASB guidance, based on the fair value of stock-based awards at the grant date. The fair value of the options granted is estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free interest rate, volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free interest rate is based on the rate at grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using historical volatility based on historical weekly price changes. The weighted average fair value of options granted were $8.35 and $5.15 in fiscal 2010 and $11.64 in fiscal 2009 and $8.00 per option in fiscal 2008, respectively, and were determined using the following assumptions:

	2010	2010	2009	2008
	10 Year Options	3.5 Year Options	10 Year Options	10 Year Options
Exercise price	$ 16.20	$ 16.24	$ 30.19	$ 18.25
Risk-free interest rate	2.01%	0.93%	3.1%	4.7%
Dividend yield	0%	0%	0%	0%
Expected life	5 years	2 years	5 years	6 years
Expected volatility	56.6%	56.6%	38.6%	36.6%

For fiscal 2010, 2009 and 2008, the Company recognized $2,993 ($2,095 net of taxes), $1,906 ($1,270 net of taxes) and $1,168 ($810 net of taxes), respectively, of stock-based compensation expense associated with the stock option grants.

The FASB accounting guidance for the classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

The following table summarizes the Company's stock option activity in the years indicated:

	Number of Options	Weighted Average Remaining Contract Term (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding as of March 31, 2007	5,506,499	4.3	$13.94	$23,287
Granted	286,724		18.25	—
Exercised	(2,236,505)		12.42	19,338
Canceled	(21,783)		12.99	87
Options outstanding as of March 31, 2008	3,534,935	4.4	$15.27	$30,617
Granted	264,206		30.19	—
Exercised	(983,991)		15.30	13,544
Canceled	(171,975)		15.97	—
Options outstanding as of March 31, 2009	2,643,175	4.2	$16.70	$ 1,752
Granted	539,506		16.21	—
Exercised	(667,862)		12.22	7,125
Canceled	(83,586)		21.43	522
Options outstanding as of March 31, 2010	2,431,233	4.0	$17.69	$19,191
Options exercisable as of March 31, 2010	1,816,626	2.5	$16.88	$15,471
Options expected to vest as of March 31, 2011	256,189	8.5	$20.82	$ 1,406

(In Thousands, Except Share and Per Share Data)

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.01-15.00	926,686	2.3	$11.22	920,144	$11.20
$15.01-20.00	674,420	7.4	16.89	219,231	17.17
$20.01-25.00	447,113	1.7	21.85	447,113	21.85
$25.01-30.00	142,072	0.6	29.36	142,072	29.36
Over $30.00	240,942	7.8	30.19	88,066	30.19
	2,431,233	4.0	$17.69	1,816,626	$16.88

A summary of the status of the Company's non-vested options as of March 31, 2010, and changes during the year ended March 31, 2010, is presented below.

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at March 31, 2009	503,847	$9.80
Granted	539,506	7.41
Vested	(345,824)	7.48
Forfeited	(82,922)	9.23
Nonvested at March 31, 2010	614,607	9.08

Restricted Stock and Restricted Stock Units

The Company granted to non-employee directors 23,723 restricted stock units in fiscal 2010, at the fair market value on that date of $21.05 per share and 18,408 restricted stock in fiscal 2009, at the fair market value on that date of $26.08 per share. These restricted stock units vest thirteen-months following the date of grant.

No restricted stock awards were granted in fiscal 2010, 2009 and 2008.

At March 31, 2010 and 2009, the Company had 1,000 and 66,452, respectively, shares of restricted stock outstanding at a weighted average fair market value on that date of grants of $18.32 and $13.34 per share, respectively. Generally, restricted stock is granted at the fair market value of the Company's common stock on the date of grant and vest in annual installments of 25% over a four-year period from the date of grant.

The Company granted to management and other key employees 366,367 restricted stock units on May 18, 2009, at the fair market value on that date of $16.20, and 227,214 restricted stock units in fiscal 2009, at an average fair market value on date of grants of $30.19. These restricted stock units are granted at the fair market value of the Company's common stock on the date of grant and vest 25% per year over a four-year period from the date of grant.

A summary of the changes in restricted stock and restricted stock units awarded to employees and directors that were outstanding under the Company's equity compensation plans during fiscal 2010 is presented below:

	Restricted Stock		Restricted Stock Units	
	Number of Restricted Shares	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested awards as of March 31, 2009	66,452	$13.34	345,875	$26.45
Granted	—	—	390,090	16.50
Vested	(58,780)	13.38	(96,767)	25.53
Canceled	(6,672)	13.33	(30,568)	20.46
Non-vested awards as of March 31, 2010	1,000	$18.32	608,630	$20.45

The Company recognized equity-based compensation expense related to the vesting of restricted stock grants of approximately $174 with a related tax benefit of $52 during fiscal 2010, approximately $460 with a related tax benefit of $152, during fiscal 2009 and approximately $907 with a related tax benefit of $279, during fiscal 2008.

The Company recognized equity-based compensation expense related to the vesting of restricted stock units of approximately $3,794, with a related tax benefit of $1,138 for fiscal 2010, approximately $2,655, with a related tax benefit of $893 for fiscal 2009 and approximately $953, with a related tax benefit of $293 for fiscal 2008.

All Award Plans

As of March 31, 2010, unrecognized compensation expense associated with the non-vested incentive awards outstanding was $13,796 and is expected to be recognized over a weighted average period of 19 months.

17. Earnings Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings per common share (dollars in thousands, except per share data).

	March 31,		
	2010	2009	2008
Net earnings	$ 62,304	$ 81,930	$ 59,696
Average common shares:			
Basic (weighted-average outstanding shares)	48,122,207	48,824,434	47,645,225
Dilutive potential common shares from common stock options	711,888	595,869	999,225
Diluted (weighted-average outstanding shares)	48,834,095	49,420,303	48,644,450
Basic earnings per common share	$ 1.29	$ 1.68	$ 1.25
Diluted earnings per common share	$ 1.28	$ 1.66	$ 1.22
Antidilutive options, unvested restricted stock and restricted stock units not included in weighted average common shares—diluted	383,696	2,992,456	183,672

The aggregate number of shares that the Company could be obligated to issue upon conversion of its $172,500, Convertible Notes due 2038, which the Company issued in May 2008, is approximately 4,248,761. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. No contingent shares were included in diluted shares outstanding during fiscal 2010 and 2009, as the specified conversion price exceeded the average market price of the Company's common stock, and the inclusion of contingent shares would have been anti-dilutive.

18. Concentration of Credit Risk

Financial instruments that subject the Company to potential concentration of credit risk consist principally of short-term cash investments and trade accounts receivable. The Company invests its cash with various financial institutions and with various investment instruments limiting the amount of credit exposure to any one financial institution or entity. The Company has bank deposits that exceed federally-insured limits. In addition, certain cash investments may be made in U.S. and foreign government bonds, or other highly rated investments guaranteed by the U.S. or foreign governments. Concentration of credit risk with respect to trade receivables is limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

19. Commitments, Contingencies and Litigation

Litigation

The Company is involved in litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

Environmental Issues

As a result of its operations, the Company is subject to various federal, state, local, and foreign environmental laws and regulations and is exposed to the costs and risks of registering, handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local and foreign occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace.

Sumter, South Carolina

The Company is responsible for certain cleanup obligations at the former Yuasa battery facility in Sumter, South Carolina. This manufacturing facility was closed in 2001 and is currently being partially used for distribution purposes. This facility is separate from the Company's current metal fabrication facility in Sumter.

(In Thousands, Except Share and Per Share Data)

Remediation issues related to lead contamination in the soil were addressed pursuant to a 1998 Consent Order with the State of South Carolina, and we believe this matter to be closed. The Company is subject to ongoing storm water inspection requirements under a 2000 Consent Order based on suspected lead contamination. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility.

The Company has established a reserve for this facility. As of March 31, 2010 and 2009, the reserves related to this facility totaled approximately $3,682 and $4,007, respectively. Based on current information, our management believes these reserves are adequate to satisfy the Company's environmental liabilities at this facility.

Manchester, England

In the first fiscal quarter of 2009, we sold our Manchester, England manufacturing facility and removed $6,623 of environmental reserves associated with this location as the new owners assumed the related environmental obligations.

Lead Contracts

In order to mitigate against large increases in lead costs, the Company has entered into contracts with financial institutions to fix the price of lead. The vast majority of such contracts are for a period not extending beyond one year. Under these contracts, at March 31, 2010, the Company contracted to fix the price of approximately 63,335 pounds of lead for a total contract price of $60,724. At March 31, 2009, the Company contracted to fix the price of approximately 29,665 pounds of lead for a total contract price of $14,897.

Foreign Currency Forward Contracts

We quantify and monitor our global foreign currency exposures. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce the volatility from currency movements that affect the Company.

Our largest exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe and Mexico. Additionally, we have currency exposures from intercompany loans and trade transactions. To hedge these exposures we have entered into foreign currency forward contracts and purchased option contracts with financial institutions. Each contract is for a period not extending beyond one year. As of March 31, 2010 and 2009, we had entered into a total of $64,234 and $19,390 foreign currency forward contracts.

Interest Rate Swap Agreements

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At March 31, 2010 and 2009, such agreements effectively convert $170,000 of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements.

In connection with the May 2008 issuance of $172,500 of Convertible Notes and the repayment of a portion of the senior secured Term Loan B, the Company terminated $30,000 of interest rate swap agreements.

(In Thousands, Except Share and Per Share Data)

20. Restructuring plans

The Company has acquisition related restructuring plans and non-acquisition related restructuring plans.

Acquisition related restructuring established through purchase accounting

The acquisition related restructuring plans were initiated in connection with the acquisition of the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys plc. ("ESG") in 2002, the June 2005 acquisition of the motive power battery business of FIAMM, S.p.A. ("FIAMM") and the acquisition of a 97% interest in Energia ("Energia") in May 2007. The plans have been aggregated in the following table as the FIAMM and Energia activity is not considered material. The reserves were initially established in the opening balance sheets of these acquired entities and were not included in earnings of the Company.

The Company has described in Note 19, Commitments and Contingencies, the nature of the environmental costs at its Sumter, S.C. location. The reserve for Manchester was eliminated in fiscal 2009 with the sale of the facility as the new owner assumed those liabilities. The Company relied upon FASB guidance on Recognition of Liabilities in Connection with a Purchase Business Combination, and accounting for Business Combinations and Accounting for Contingencies, for the timing and measurement of these costs.

	Employee Severance	Contractual Obligations	Environmental	Plant Closures & Other	Total
Balance at March 31, 2007	$1,279	$ 853	$ 6,575	$ 958	$ 9,665
Accrual	1,010	—	—	—	1,010
Costs incurred	(312)	—	(40)	(521)	(873)
Foreign currency impact and other	197	106	50	126	479
Balance at March 31, 2008	2,174	959	6,585	563	10,281
Adjustment to accrual	(415)	—	(6,585)	—	(7,000)
Costs incurred	(774)	(32)	—	(420)	(1,226)
Foreign currency impact and other	(203)	(191)	—	(77)	(471)
Balance at March 31, 2009	782	736	—	66	1,584
Adjustment to accrual	125	—	—	203	328
Costs incurred	(17)	(314)	—	(162)	(493)
Foreign currency impact and other	93	19	—	38	150
Balance at March 31, 2010	$ 983	$ 441	$ —	$ 145	$ 1,569

ESG acquisition

In March 2002, EnerSys acquired the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys plc. ("ESG"). ESG was a manufacturer and supplier of industrial batteries with facilities located in Europe, North America, and Asia. This acquisition enhanced our product offering with complementary product lines and increased our ability to service global clients and gain global market share.

(In Thousands, Except Share and Per Share Data)

As of the acquisition date, the Company began to formulate an exit and restructuring plan for certain ESG facilities in North America and Europe, which was finalized during the fiscal year ended March 31, 2003. These facilities, located in England, Germany and the United States, were restructured due mainly to excess capacity brought about by the ESG acquisition and relatively high production costs at these locations compared to other EnerSys facilities. The facility in England has been sold and the facility in Germany remains open with a significantly reduced manufacturing cost structure. The facility in the United States was closed. The exit and restructuring plan affected direct, indirect and certain administrative personnel. As of March 22, 2002, the Company recorded a liability of $18,173, of which $7,873 related to involuntary termination of employees and $10,300 related to the cancellation of certain contractual obligations that required the Company to purchase steam at the Germany location.

As a result of the finalization of these plans, the Company recorded an additional liability of $26,660 in fiscal 2003 for involuntary termination of employees, environmental costs, warranty costs, and plant closure costs and a reduction of $5,749 in fiscal 2005 primarily in severance and contractual obligations. These two amounts were recorded as adjustments to the goodwill initially recorded for the ESG acquisition.

During fiscal 2010, 2009 and 2008 the Company utilized $493, $1,226 and $873, respectively of these reserves. Since the creation of this reserve the total utilized as of March 31, 2010 is $43,338. The Company continues taking actions consistent with its original plan to resolve these issues. The balance of the ESG acquisition-related restructuring reserve at March 31, 2010, is $1,569. The two remaining significant costs are $983 for prior service costs of ESG's employee pension at the former facility in Manchester, England and $441 for demolition and related costs in its facility in Hagen, Germany.

Acquisition related restructuring plans charged to earnings

In fiscal 2010, the Company acquired the stock of OEB Traction Batteries and the operating assets and liabilities of Oerlikon Stationery Batteries and its Swedish sales subsidiary (all collectively referred to as "Oerlikon"). This acquisition provides the Company with an additional range of well respected and designed products for use in high integrity applications in telecommunications, utilities, rail, material handling and mining, as well as other sectors. The application of the guidance for purchase accounting for the Oerlikon acquisition resulted in the recognition of a bargain purchase gain of $2,919. The Company is finalizing plans for restructuring Oerlikon and in the fourth quarter of fiscal year 2010 incurred $1,269 in charges related to this plan.

	Employee Severance	Total
Balance at March 31, 2009	$ —	$ —
Accrued	1,269	1,269
Costs incurred	—	—
Foreign currency impact and other	23	23
Balance at March 31, 2010	$1,292	$1,292

Non-acquisition related restructuring plans

The Company bases its accounting and disclosures primarily on FASB guidance on Accounting for Costs Associated with Exit or Disposal Activities. As a result, charges to net earnings were made in the periods in which restructuring plans liabilities were incurred.

(In Thousands, Except Share and Per Share Data)

2009 restructuring plan, primarily in Europe

In February and May 2009, the Company announced a plan to restructure its European and American operations, which will eliminate approximately 515 employees on completion across our operations. These actions are primarily in Europe, the most significant of which is the closure of its leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to its customers in that market. The Company estimates that the total charges for these actions will amount to approximately $33,000, which includes cash expenses of approximately $24,000, primarily for employee severance-related payments, and a non-cash charge of approximately $9,000, primarily for impairment of fixed assets. Based on commitments incurred to date, the Company recorded a restructuring charge of $19,087 in the fourth fiscal quarter of 2009 and $12,370 in fiscal 2010. As of March 31, 2010, the reserve balance associated with these actions is $7,482. The Company expects to be committed to approximately $2,000 of the remaining restructuring charges in fiscal 2011.

	Employee Severance	Plant Closures & Other	Total
Accrual of 2009 program expense	$ 12,941	$ —	$ 12,941
Costs incurred	(2,652)	—	(2,652)
Foreign currency impact and other	—	—	—
Balance at March 31, 2009	10,289	—	10,289
Accrued	10,107	2,263	12,370
Costs incurred	(13,276)	(2,263)	(15,539)
Foreign currency impact and other	362	—	362
Balance at March 31, 2010	$ 7,482	$ —	$ 7,482

21. Warranty

The Company provides for estimated product warranty expenses when the related products are sold and are primarily included within accrued expenses. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

Balance at March 31, 2007	$ 27,533
Current year provisions	16,854
Costs incurred	(12,869)
Foreign exchange and other	2,519
Balance at March 31, 2008	34,037
Current year provisions	15,274
Costs incurred	(15,189)
Foreign exchange and other	(3,208)
Balance at March 31, 2009	30,914
Current year provisions	13,123
Costs incurred	(13,283)
Foreign exchange and other	985
Balance at March 31, 2010	$ 31,739

(In Thousands, Except Share and Per Share Data)

22. Other Charges and (Income)

The following is a summary of other charges and (income):

	Fiscal Years Ended March 31,		
	2010	2009	2008
Bargain purchase gain (see Note 2)	$(2,919)	$ —	$ —
Restructuring charges (see Note 20)	13,929	22,424	13,191
Legal proceedings charge	—	3,366	—
Gain on sales of facilities	—	(11,308)	—

Included in the fiscal 2009 operating results are gains of $11,308 resulting from the sale of two facilities, the most significant of which was the sale of the manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6,623 of environmental reserves established through purchase accounting of the ESG acquisition in fiscal 2002. The sale of the facility was a planned element of the ongoing Europe restructuring program and is consistent with the Company's strategy to migrate production to lower cost facilities.

Included in the fiscal 2009 operating results are $3,366 of highlighted expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that the French subsidiary, EnerSys Sarl, which was acquired by the Company in 2002, was partially responsible for a 1999 fire in a French hotel under construction. The Company has appealed this ruling.

23. Other (Income) Expense, Net and Charges Related to Refinancing

Other (income) expense, net consists of the following:

	Fiscal Years Ended March 31,		
	2010	2009	2008
Foreign exchange transaction (gains) losses	$3,045	$(11,571)	$2,686
Other (income) expense, net	346	1,472	1,616
Taxes, other than income	643	965	—
Minority interest	350	537	(68)
Total	$4,384	$ (8,597)	$4,234

In fiscal 2009, the Company incurred charges of $5,209 in connection with the refinancing of amounts borrowed under the prior senior secured credit facility. These charges included approximately $3,963 in write offs of deferred financing fees and $1,246 of losses incurred as a result of the termination of certain interest rate swap agreements.

24. Operations by Industry Segment and Geographic Area

The Company has the following three reportable business segments:

- **Americas**, which includes North and South America, with the segment headquarters in Reading, Pennsylvania, USA,
- **Europe**, which includes Europe, the Middle East and Africa, with the segment headquarters in Zurich, Switzerland, and
- **Asia**, which includes Asia, Australia and Oceania, with the segment headquarters in Singapore.

(In Thousands, Except Share and Per Share Data)

Summarized financial information related to the Company's business segments at March 31, 2010, 2009 and 2008 and for each of the years then ended is shown below.

	2010	2009	2008
Net sales			
Europe	$ 741,975	$ 987,178	$1,115,348
Americas	700,297	831,251	777,917
Asia	137,113	154,438	133,375
Total net sales	$1,579,385	$1,972,867	$2,026,640
Operating earnings			
Europe	$ 17,649	$ 64,898	$ 61,310
Americas	87,156	79,236	68,492
Asia	20,502	12,793	2,735
Bargain purchase gain (Europe)	2,919	—	—
Restructuring charges (Europe)	(13,212)	(21,996)	(13,191)
Restructuring charges (Americas)	(717)	(428)	—
Legal Proceedings charge (Europe)	—	(3,366)	—
Gain on sale of facilities (Europe)	—	11,308	—
Total operating earnings	$ 114,297	$ 142,445	$ 119,346
Property, plant and equipment, net			
Europe	$ 156,953	$ 147,248	$ 190,792
Americas	138,217	133,880	127,532
Asia	19,971	20,237	21,673
Total	$ 315,141	$ 301,365	$ 339,997

The Company markets its products and services in over 100 countries. Sales are attributed to countries based on the location of sale approval and acceptance. The following represent the net sales to unaffiliated customers of our country of domicile and the other top countries which collectively comprise approximately 70% our consolidated net sales for the periods presented:

	Fiscal years ended	
	March 31, 2010	March 31, 2009
United States	$638,138	$756,389
France	159,242	207,151
Germany	151,031	227,123
United Kingdom	91,355	113,719
Italy	83,893	122,115

(In Thousands, Except Share and Per Share Data)

25. Quarterly Financial Data (Unaudited)

The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in 2010 ended on June 28, 2009, September 27, 2009, December 27, 2009, and March 31, 2010, respectively. The four fiscal quarters in 2009 ended on June 29, 2008, September 28, 2008, December 28, 2008, and March 31, 2009, respectively.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal year ended March 31, 2010					
Net sales	$340,265	$367,325	$421,258	$450,537	$1,579,385
Gross profit	77,461	88,617	98,329	96,497	360,904
Operating earnings	19,534	25,149	38,577	31,037	114,297
Net earnings	8,411	12,905	23,159	17,829	62,304
Net earnings per common share—basic	$ 0.18	$ 0.27	$ 0.48	$ 0.37	$ 1.29
Net earnings per common share—diluted	$ 0.17	$ 0.26	$ 0.47	$ 0.36	$ 1.28
Fiscal year ended March 31, 2009					
Net sales	$592,068	$526,754	$460,878	$393,167	$1,972,867
Gross profit	112,602	108,974	101,536	90,322	413,434
Operating earnings	48,054	43,884	38,920	11,587	142,445
Net earnings	25,198	24,421	29,810	2,501	81,930
Net earnings per common share—basic	$ 0.51	$ 0.49	$ 0.61	$ 0.05	$ 1.68
Net earnings per common share—diluted	$ 0.50	$ 0.48	$ 0.61	$ 0.05	$ 1.66

26. Subsequent Event

Equity Awards

The Company evaluated all subsequent events through the date that the consolidated financial statements were issued. No material events have occurred since March 31, 2010 that required recognition or disclosure in the consolidated financial statements, except for those disclosed below.

On May 17, 2010, under the Company's Amended and Restated 2006 Equity Incentive Plan, it granted 287,212 Restricted Stock Units, which vest 25% each year over four-years from the date of grant, and 124,093 Market Share Units, which vest 3 years from the date of grant.

SCHEDULE II

EnerSys
Valuation and Qualifying Accounts
(In Thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Charge-Offs	Other[1]	Balance at End of Period
Allowance for doubtful accounts:					
Fiscal year ended March 31, 2008	$ 4,420	$ 1,436	$(1,541)	$ 693	$ 5,008
Fiscal year ended March 31, 2009	5,008	4,873	(1,319)	(584)	7,978
Fiscal year ended March 31, 2010	7,978	2,712	(1,257)	446	9,879
Allowance for inventory valuation:					
Fiscal year ended March 31, 2008	$10,024	$ 9,016	$(6,491)	$1,414	$13,963
Fiscal year ended March 31, 2009	13,963	10,294	(6,682)	(850)	16,725
Fiscal year ended March 31, 2010	16,725	1,704	(7,437)	686	11,678

(1) Primarily the impact of currency changes.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting."

The attestation report called for by Item 308(b) of Registration S-K is included herein as "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting," which appears in Item 8 in this Annual Report on Form 10-K.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management's assessment of the effectiveness of internal control over financial reporting includes substantially all of our businesses. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2010.

/s/ JOHN D. CRAIG	/s/ MICHAEL J. SCHMIDTLEIN
John D. Craig **Chairman, President and CEO**	**Michael J. Schmidtlein** **Senior Vice President, Finance and CFO**

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to the sections entitled "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Independence of Directors," "Corporate Governance—Process for Selection of Director Nominee Candidates," "Audit Committee Report," and "Certain Relationships and Related Transactions—Employment of Related Parties" of the Company's definitive proxy statement for its 2010 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees (including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller) and have posted the Code on our website at *www.enersys.com*, and a copy is available in print to any stockholder who requires a copy. If we waive any provision of the Code applicable to any director, our Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer and Controller, such waiver will be promptly disclosed to the Company's stockholders through the Company's website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the sections entitled "Corporate Governance—Compensation Committee" and "Executive Compensation" of the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

	Equity Compensation Plan Information		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	3,040,863	$14.17	1,321,003
Equity compensation plans not approved by security holders	—	—	—
Total	3,040,863	$14.17	1,321,003

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to the sections entitled "General Information—Metalmark and our Institutional Stockholders," "Corporate Governance," and "Certain Relationships and Related Transactions" of the Proxy Statement.

On July 24, 2009, our Chief Executive Officer submitted to The New York Stock Exchange ("NYSE") the CEO certification required by the NYSE's rules, certifying that he was not aware of any violations by EnerSys of the NYSE's corporate governance listing standards.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference to the section entitled "Audit Committee Report" of the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements.

(2) Financial Statement Schedule

The following consolidated financial statement schedule should be read in conjunction with the consolidated financial statements (see Item 8. "Financial Statements and Supplementary Data:"): Schedule II—Valuation and Qualifying Accounts.

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

(b) The following documents are filed herewith as exhibits:

Exhibit Number	Description of Exhibit
3.1	Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
3.2	Bylaws (incorporated by reference to Exhibits 3.2 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
4.1	2004 Securityholder Agreement (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 26, 2004).
4.2	Consent to Waiver dated as of November 1, 2007, between EnerSys, Morgan Stanley Dean Witter Capital Partners IV, L.P. and MSDW IV 892 Investors, L.P. (incorporated by reference to Exhibit 4.2 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
4.3	Consent to Waiver dated as of February 2, 2008, by and between Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and EnerSys. (incorporated by reference to Exhibit 4.3 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
4.4	Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
4.5	First Supplemental Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
10.1	Credit Agreement, dated as of June 27, 2008, among EnerSys, Bank of America, N.A., as Administrative Agent, Wachovia Capital Markets, LLC, as Syndication Agent, Goldman Sachs Credit Partners L.P., RZB Finance LLC and PNC Bank, National Association, as Co-Documentation Agent, and the various lending institutions party thereto (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 30, 2008).
10.2	Euro Credit Agreement, dated June 15, 2005, among EnerSys S.p.A., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).

Exhibit Number	Description of Exhibit
10.3	Amendment to Euro 25,000,000 Credit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on January 16, 2007).
10.4	Waiver and Amendment Agreement to Euro 25,000,000 Credit Agreement, among EnerSys Holdings (Luxembourg) S.a.r.l., EnerSys, EnerSys Capital, Inc. and Intesa Sanpaolo S.p.A., as Facility Agent and lender (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 19, 2008).
10.5	Amendment and Supplemental Facility Agreement to the Company's Euro 25 Million Credit Facility Agreement, dated October 16, 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on February 4, 2009).
10.6	Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.10 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.7	Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.11 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.8	Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.12 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.9	Pledge over the Participation in EnerSys S.p.A., dated June 15, 2005, among EnerSys Holdings (Luxembourg) S.à r.l., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.3 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.10	Guaranty, dated June 15, 2005, of EnerSys Capital Inc. in favor of Sanpaolo IMI S.p.A. (incorporated by reference to Exhibit 10.4 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.11	Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. (incorporated by reference to Exhibit 10.27 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.12	Form of Indemnification Agreement between EnerSys and each of its Directors and Officers (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.13	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John D. Craig and letter of amendment thereto (incorporated by reference to Exhibit 10.2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.14	Consulting and Separation Agreement dated November 23, 2009, by and between EnerSys, a Delaware corporation (the "Company"), and Michael T. Philion (the "Executive") filed herewith.
10.15	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John A. Shea and letter of amendment thereto (incorporated by reference to Exhibit 10.5 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).

Exhibit Number	Description of Exhibit
10.16	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Richard W. Zuidema and letter of amendment thereto (incorporated by reference to Exhibit 10.6 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.17	Employment Agreement, dated as of July 1, 2007 between EH Europe GmbH and Raymond R. Kubis (incorporated by reference to Exhibit 10.1 to EnerSys' Quarterly Report on Form 10-Q (File No. 001-32253) filed on August 8, 2007).
10.18	Form of 2000 Management Equity Plan (incorporated by reference as Exhibit 10.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.19	Form of 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.20	EnerSys Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
10.21	EnerSys Management Incentive Plan for fiscal year 2007 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on July 6, 2006).
10.22	EnerSys Management Incentive Plan for fiscal year 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on April 2, 2007).
10.23	EnerSys Voluntary Deferred Compensation Plan for Executives (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 6, 2008).
10.24	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.25	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on December 9, 2005).
10.26	Form of Stock Option Agreement (four year vesting) (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.27	Form of Stock Option Agreement (three year vesting) (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 6, 2008).
10.28	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.29	Form of Restricted Stock Unit Agreement - Non-Employee Directors (incorporated by reference to Exhibit 10.29 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on June 1, 2009).
10.30	Form of Restricted Stock Unit Agreement - Employees (filed herewith).
10.31	Form of Market Share Restricted Stock Unit Agreement - Employees (filed herewith).
11.1	Statement regarding Computation of Per Share Earnings.*
12.1	Computation of Ratio of Earnings to Fixed Charges (filed herewith).
21.1	Subsidiaries of the Registrant (filed herewith).

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

* Information required to be presented in Exhibit 11 is provided in Note 17 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with FASB guidance for calculating earnings per share.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSYS

By /s/ JOHN D. CRAIG

John D. Craig

Chairman, President and Chief Executive Officer

Date: June 1, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints John D. Craig and Michael J. Schmidtlein and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his, place or stead, in any and all capacities, to execute any and all amendments to the within annual report, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons in the capacities and on the dates indicated

Name	Title	Date
/s/ JOHN D. CRAIG **John D. Craig**	Chairman, President, and Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2010
/s/ MICHAEL J. SCHMIDTLEIN **Michael J. Schmidtlein**	Senior Vice President Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 1, 2010
/s/ HWAN-YOON CHUNG **Hwan-yoon Chung**	Director	June 1, 2010
/s/ JOSEPH C. MUSCARI **Joseph C. Muscari**	Director	June 1, 2010
/s/ HOWARD I. HOFFEN **Howard I. Hoffen**	Director	June 1, 2010
/s/ GENERAL ROBERT MAGNUS, USMC (RETIRED) **General Robert Magnus, USMC (Retired)**	Director	June 1, 2010
/s/ ARTHUR T. KATSAROS **Arthur T. Katsaros**	Director	June 1, 2010

Name	Title	Date
/s/ JOHN F. LEHMAN **John F. Lehman**	Director	June 1, 2010
/s/ DENNIS S. MARLO **Dennis S. Marlo**	Director	June 1, 2010


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